SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the fiscal year ended on June 30, 2012 and June 30, 2011 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

ALTO PALERMO S.A. (APSA)

Free translation of the
 Consolidated Financial Statements
For the fiscal years beginning on July 1, 2011 and 2010
and ended June 30, 2012 and 2011

ALTO PALERMO S.A. (APSA)

Annual Report and
Consolidated Financial Statements
For the fiscal years beginning on July 1, 2011 and 2010
and ended June 30, 2012 and 2011

Annual Report
For the fiscal years beginning on July 1, 2011 and 2010
and ended June 30, 2012 and 2011

ALTO PALERMO S.A. (APSA)
Annual Report

1. Corporate Profile
2. Letters to Shareholders
3. Macroeconomic Context
4. Business Strategy
5. Fiscal Year Summary
6. Description of Business
7. Financial Summary
8. Management Discussion and Analysis of the Company`s Results of Operations and Financial Resources
9. Board of Directors and Senior Management
10. Stock Exchange Information on APSA
11. Prospects for the Coming Fiscal Year
12. Corporate Governance Report
13. Financial Statements

ALTO PALERMO S.A. (APSA)
Annual Report
1. Corporate Profile

Alto Palermo S.A. (APSA), (“APSA”), (formerly, Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) and alternatively “Alto Palermo S.A.”, “APSA”, “we” or “the Company”, is an Argentine real estate company mainly engaged in the ownership, lease, management, development, operation and purchase of shopping centers which has a major position in the market. Our main purpose is to own, purchase, develop, lease, manage and operate shopping centers.

Furthermore, we are one of the most important owners and managers of shopping centers in Argentina in terms of gross leasable area and number of shopping centers. As of the end of the fiscal year, we owned and/or operated thirteen shopping centers in Argentina, six of which are located in the metropolitan area of Buenos Aires, two in the Gran Buenos Aires area, and five in the provinces of Córdoba, Mendoza, Salta and Santa Fe. We also own various properties for future development in Buenos Aires and other major cities in other provinces of Argentina.

Besides, our interest in the Consumer Financing business has shrunk considerably in the course of this fiscal year because on September 1, 2011, we ceased all financial statements consolidation procedures involving Tarshop S.A. in view of the sale of 80% of this company’s capital stock to Banco Hipotecario. Hence, it is only the entire capital stock of Apsamedia S.A. that we still have in our portfolio. Apsamedia is a small Consumer Financing company that carries a residual loan portfolio set to progressively decrease in the future.

APSA was organized in 1889 under the name “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)”, and, until 1984, we led the main fresh produce market in the City of Buenos Aires. Our most important asset during that period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when we largely ceased its operations.

Since the date the Company was acquired by IRSA, in 1994, we have grown through a series of acquisitions and development projects that ended in a corporate reorganization from which our current corporate name and organization structure derive. In April 1997, we merged with fourteen of our subsidiaries, including Alto Palermo S.A., and subsequently changed our name from Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) to Alto Palermo S.A. (APSA). As of June 30, 2012, our main shareholder is IRSA: after exercising the option to purchase the total shareholding of Parque Arauco S.A. (“Parque Arauco”) for a price of US$ 126 million, IRSA became the shareholder of 95.61% of APSA’s capital stock. The Company’s shares are traded on the Buenos Aires Stock Exchange and the NASDAQ in the United States.

ALTO PALERMO S.A. (APSA)
Annual Report
2. Letter to Shareholders

Dear Shareholders,

Fiscal year 2012 has brought about highly favorable results for the Company, underpinned by the great performance of our 13 shopping centers. The Company’s revenues reached Ps. 923.6 million, 7.8% higher than in the previous period, whereas EBITDA stood at Ps. 711.9 million and net income was Ps. 327.8 million.

At country level, 2012 continued to exhibit satisfactory economic indicators, as activity levels reached a growth rate higher than 7%, driven again by consumption and higher purchasing power. These conditions favored retail sales in general and shopping center sales in particular.

In this scenario, our business remains solid. Our tenants’ sales totaled Ps. 9,966.4 million, representing a 28.3% increase compared to 2011; we improved our portfolio’s occupancy, which stood at 98.4%, and revenues from this segment reached Ps. 882.3 million (30.3% higher than in the previous fiscal year). EBITDA from this segment reached Ps. 697.2 million, whereas the EBITDA/revenue margin was 79%.

During this year we added to our portfolio La Ribera Shopping by acquiring 50% of Nuevo Puerto Santa Fe, the company that owns this shopping center and is concessionaire of the land where it is built. La Ribera Shopping comprises approximately 7,710 square meters of gross leasable area and 50 stores and is located in Dock I of the City of Santa Fe’s harbor. In this way, APSA started to operate its thirteenth shopping center, as part of its expansion strategy to the provinces in the interior of Argentina. After almost one year of operations, we have made an important change in the shopping center’s tenant mix, increased occupancy from 96.5% upon takeover to our current 98.7%, and we have also achieved an improvement in sales and rent/sqm levels. Growth expectations for the next fiscal year are highly promising, as we trust in the tenant redistribution made and the shopping center’s maturing process.

In December 2011 we started the works for rearranging the retail store mix in our Soleil Factory shopping center located in Gran Buenos Aires, purchased by the Company in July 2010 with the aim of positioning it as the first Premium Outlet in Argentina. This has been one of the cases in which our management has shown its vast experience and operating capacity, as may be seen by the significant improvement in results achieved after two years of operations. Our tenants’ invoicing reached Ps. 254.1million in 2012, 24.5% higher than the invoicing recorded upon taking over possession. We expect to continue restyling works in the shopping center and to build 6 additional cinema screens, which will attract more public and sales, optimizing this shopping center’s performance.

Also in December 2011 we started to develop our “Arcos” project located in the neighborhood of Palermo, Autonomous City of Buenos Aires. This project consists of an urban space offering a variety of premium brands in an open-air environment. This new shopping center is expected to open in the spring of 2013, and it will add approximately 13,000 square meters of gross leasable area and 70 stores to APSA’s portfolio, featuring its fourteenth shopping center. We hope that this new proposal, which also introduces a cultural space in the retail concept, will achieve the success of our latest developments, such as Dot Baires Shopping, which already ranks N° 3 in our portfolio in terms of sales and aspires to position itself even better as it progresses in its maturing process.

On the other hand, we continue working on the development of a new shopping center in the City of Neuquén. We hope to have suitable business, financial and governmental conditions for speeding up progress in this development during the next fiscal year.

In addition, during this fiscal year we purchased two land reserves that have the permits required and suitable features for developing shopping centers in the future. One of the reserves is a 115 hectare plot located in the District of Luján, whereas the other one comprises 50% of the stock capital of Quality Invest S.A. (formerly held by our controlling company, IRSA Inversiones y Representaciones Sociedad Anónima) which is owner of the Nobleza Piccardo industrial plant, located in the District of San Martín.

We have reserves for future developments in the City of Paraná, the City of Tucumán and the neighborhood of Caballito, Autonomous City of Buenos Aires. In addition, in various of our shopping centers we have the chance to increase their footage. We are studying the best timing for launching these and other new projects, as our management team’s vision is focused on the growth and development of this industry.

In connection with sales and developments, we started to deliver possession to the purchasers of the units sold in the Condominios del Alto II development in the City of Rosario, adjacent to our shopping center in that city. As part of our strategy, we purchase lands close to our shopping center developments so as to leverage on the enhancement and appreciation that these lands gain.

During this year, we paid cash dividends to our shareholders for $ 295,054,600, equivalent to an amount of Ps. 0.2334 per share.

We have been recently awarded the Fortuna prize in the category Best Real Estate Company as a result of our business performance. The Fortuna magazine, owned by Perfil publishing house, has been awarding this prize for 8 years in Argentina and for almost 40 years in Brazil. It is a valuable recognition to our work as a company in the consolidation of the best commercial real estate portfolio.

We expect that in fiscal year 2013 APSA will continue to consolidate itself as the leading shopping center company in Argentina, adding new properties and footage to its current portfolio, new leading brands and different patterns aimed at growing even further in Argentina by offering the best commercial proposals to our visitors. Given its financial position and low indebtedness level, its experience in taking advantage of market opportunities and its credentials in the capital markets, we are confident in the growth and consolidation of our portfolio.

As evidence of our strong social commitment and corporate responsibility, we continue working in solving problems related to education, health and environment, as they are one of our Company’s long term concerns and are thoroughly considered upon devising our business strategy. Aside from our daily relationship with all the communities, we carry out various specific actions in our shopping centers aimed at arousing awareness on several matters. The actions carried out during this period include Road Safety, Give Away + Help, Waste Separation, Toner Cartridge Recycling, Sustainable Design Fair, Butterfly Garden and WEEE Recycling programs, among many others.

So as to promote the development of actions aimed at addressing these issues, it is vital for the Company to assume an active role. To this end, it will be necessary to work as a team, through the joint endeavors of our Shareholders, Creditors, Directors, Customers, Tenants, Suppliers, Employees and the Community at large, who also happen to play the leading roles in the development of our organization. It is to all of them that I wish to extend my gratefulness for their unwavering support and commitment to the organization’s goals.

My deepest thanks to you all.

Saúl Zang First Vice-Chairman, Acting as Chairman

ALTO PALERMO S.A. (APSA)
Annual Report
3. Macroeconomic Context

International Outlook

During 2011, the global economy continued its recovery after the 2008 financial crisis. According to International Monetary Fund (“IMF”) data, in the year 2011, the world’s Gross Domestic Product (“GDP”) rose 3.9% and accumulated an annualized growth of 3.6% in the first quarter of 2012. GDP in the developed countries increased 1.6% in 2011, whereas in the developing countries’ markets, it soared 6.2%.

During fiscal year 2012, the financial markets’ outlook was gloomy. At global level, the MSCI All Countries index dwindled by 8.68% when measured in US Dollars; the MSCI World (representative of developed markets) dropped 7.99% whilst the MSCI Emerging Markets fell 17.87%. Except for the S&P500, which rose 4.04%, the performance of most of the markets was negative: the FTSE 100 fell by 5.13%, the Nikkei by 7.81%, the Bovespa by 11.96% and the Merval by 28.85%.

According to the IMF, inflation at global level was 4.5% in 2011, one percentage point higher than in 2010. In line with the growth rate observed, inflation in the emerging markets was 7.1%, higher than the one recorded in developed countries, which stood at 2.7%.

During 2011 and the first six months of 2012, the commodities markets were uneven. On the one hand, the GSCI All Metals Industrial index shows that metal prices fell 20.56% in 2011 and 7.24% in the first six months of 2012. The price of energy, as measured by the GSCI Energy index, increased 11.4% in 2011 and shrunk by 5.54% in 2012. Finally, the GSCI Agriculture saw a decline in the prices of agricultural commodities, which dropped 14.12% in 2011, a trend that was substantially reverted in 2012 as they increased 22.27%.

According to the IMF, the improvement in the USA’s activity levels during the second half of 2011 and the adoption of adequate policies in the eurozone in response to the deepening of the economic crisis reduced the threat of a sharp global deceleration. However, the IMF estimates that world growth will contract from 3.9% in 2011 to 3.5% in 2012 but will then recover until reaching a growth rate of 4% in 2013. It is estimated that due to the problems in Europe, activity levels will continue to be in the doldrums for developed economies as a group, where expansion will reach only 1.5% in 2012 and 2% in 2013.

On the side of the emerging economies, the real GDP growth rate is expected to decelerate from 6.2% in 2011 to 5.75% in 2012, and then rebound until reaching 6% in 2013 (thanks to the implementation of more lenient macroeconomic policies and the strengthening of external demand).

The IMF considers that the most immediate concern continues to be the chance that the deepening of the crisis in the eurozone could lead to a massive run to lower-risk assets. Other latent risks are presumed to be the disturbances in the world bond and currency markets due to the budgetary deficits in Japan and the United States and the plunging of certain emerging economies.

One of the most noteworthy policy responses adopted during the last fiscal year was the recent decision to combine the European Stability Mechanism (ESM) with the European Financial Stability Facility (EFSF), a positive fact that will strengthen the European mechanism for controlling the crisis. In the United States and Japan, the fiscal tightening policy to be implemented in the short term appears to be enough; yet, it is still necessary to set targets that help achieve sound and sustained fiscal consolidation in the medium and long term.

Looking ahead, the main challenges for developed countries are focused on making further progress in consolidating fiscal accounts (including a sweeping reform in social security systems) and making structural reforms to stimulate potential output.

As concerns the emerging or developing economies, the main challenges are adequately calibrating economic policies to withstand the significant deceleration risks coming from developed economies. Another priority is to prevent economic overheating due to the strong credit growth, volatile cash flows, still high levels of raw material prices and the reemergence of energy price risks that impact on inflation and fiscal balances.

ALTO PALERMO S.A. (APSA)
Annual Report

The Argentine Economy

As concerns the Argentine economy, during 2011 the GDP maintained the high growth rate experienced in 2010 (when it increased 9.2%). According to the Ministry of Economy, while in the third quarter of 2011 it recorded a year-on-year growth of 9.3%, during the fourth quarter a slight deceleration was observed, translated into a 7.3% growth rate. In this way, in 2011 GDP grew by 8.9%. In the year to date, a deceleration in economic activity levels is noted, although the same positive trend is maintained. For the first 5 months of 2012, the Monthly Economic Activity Estimator (EMAE), usually used to predict the GDP, recorded a year-to-date increase of 3% compared to the same period in the previous fiscal year, showing a downward trend.

Once again, the main component of aggregate demand that largely explains the growth in activity levels has been private consumption, along with the increase in purchasing power. In this regard, private consumption recorded an annual growth of 10.7% in real terms, accounting for 66.1% of the GDP.

On the side of supply, during the second half of 2011 there was an annual deceleration in the goods-producing industries, whose main sectors, industry and construction, were the ones most severely affected. In turn, agricultural production fell for the third consecutive quarter.

In connection with the labor market, in 2011 the unemployment rate declined slightly to 6.7% of the active population, compared to 7% in 2010. On the salary side, the average salary in the Argentine economy accumulated a 29.45% raise in 2011, way above the official figures for retail inflation and even private sector inflation estimates. According to the INDEC’s salary index, the accumulated increase in the first half of 2012 was 11.53%.

2011 Argentina’s fiscal situation deteriorated slightly as compared to 2010. Although the primary balance was still a Ps. 4,920.6 million surplus (0.3% of GDP), this figure was far below the Ps. 25,115 million recorded in 2010. On the other hand, fiscal deficit reached Ps. 30,663.9 million (1.7% of GDP).

Argentina’s external sector showed a surplus trade balance during 2011, with exports for US$ 83.9 billion and imports for US$ 73.9 billion according to official data. The negative balances for the third and fourth quarters curbed the current account surplus for 2011 to almost nil, ending with a positive balance of only USD 17 million.

During fiscal year 2011, Argentina’s country risk as measured by its five-year Credit Default Swap (“CDS”) for senior dollar-denominated indebtedness increased significantly, maintaining a spread that is high when compared to the most solid countries in the region, Brazil and Chile. The surcharge Argentina pays for its debt stood at 1,238 points as of July 2012, compared to Brazil’s 150 points and Mexico’s 141 points. The difference between the CDS in Argentina and Brazil or Mexico is high compared to historical values.

In the local financial markets, the interest rate showed a slight increase from 9.43% as of July 2011 to levels close to 11.87% for June 2012. In turn, the Private Badlar rate in pesos increased from 11.37% to 13.25%.

As in the past years, the BCRA continued its controlled flotation policy. The foreign exchange rate depreciated by 10% in the period June 2011 through June 2012 and the level of reserves was maintained at US$ 46.3 billion (a reduction of US$ 5,769 million compared to the previous year).

Mention should be made of the current status of Argentina’s gross sovereign debt: according to data from the Ministry of Economy, as of December 31, 2011 it amounted to USD 178,963 million (41.8% of Argentina’s GDP). During 2011, sovereign debt as a percentage of GDP decreased by 3.5 percentage points as compared to 2010. This reduction was basically led by the dynamics with the private sector, which recorded a fall of USD 5,524 million in its stock of debt for 2011 as compared to 2010. In this way, the stock of debt held by the private sector stood at 13.5% of the GDP, representing a fall of 4 percentage points as compared to 2010.

Source: Argentine Ministry of Economy

As of December 31, 2011, the composition of Argentina’s sovereign debt was as follows: 53.8% was held by governmental agencies, 13.9% by multilateral and bilateral credit agencies, while the remaining 32.3% corresponded to private-sector portfolio financing (mainly government securities).

During 2011, the multilateral real exchange rate was also affected by the difference between the depreciation of the Peso compared to the basket of currencies that make it up and the inflation sustained by the Argentine economy. There was a 0.7% appreciation, deflated by INDEC’s CPI; yet, the figures released by private sources point to an even higher real appreciation. The Peso/U.S. Dollar real exchange rate experienced a 1.4% depreciation, whereas the Peso appreciated 3.75% against the Brazilian currency.

According to official data, Gross Domestic Fixed Investment (“GDFI”), measured in real terms, was in the region of 24.45% of GDP for 2011 with the following distribution: 10.51% for the durable goods sector and 12.33% for the construction sector.

The use of industrial installed capacity was 73.1% in May 2012, 5% lower than the level posted in the same month of 2011. In general, the sectors that experienced the worst performance were the automobile manufacturers (with a 17% fall) and the mechanic steel industry (which recorded a 12% decrease in the use of installed capacity).

ALTO PALERMO S.A. (APSA)
Annual Report

Evolution of Shopping Centers in Argentina

The Shopping Centers sector exhibited major sales growth in the first four months of 2012. Shopping Centers’ turnover benefited greatly from the expansion that is being perceived in consumption. Based on the information released by INDEC, sales recorded a cumulative increase of 27% for the 12 months to April 2012 compared to the same period of 2011, boosted by the good mood amongst consumers and the tangible improvements in household nominal income.

Most of the retail offering sectors exhibited outstanding dynamism in that period. The principal increases were in “Food Courts and Food”, “Apparel” and in “Entertainment and Leisure”, with increases in excess of 30%.

Economic indicators pointed to favorable performance in fiscal 2011, which ensured good sales figures in Shopping Centers. According to official figures, the GDP’s growth was 8.9% in 2011 and it has risen 3% for the first 5 months of 2012 (according to EMAE). Private consumption recorded a cumulative growth of 8.96% from June 2011 to March 2012, whereas public consumption increased 10.23%.

Although forecasts for 2012 are not as favorable as in the past, economic activity levels will continue to grow, which augurs well for the Company’s business in so far as consumption and inflation accompanied by salary raises are the main propellers of sales in the Company’s Shopping Centers.

ALTO PALERMO S.A. (APSA)
Annual Report
4. Business Strategy

Our main goal is to maximize shareholder value. By using our know how in Argentina’s shopping centers industry, as well as our leading position, we aspire to generate sustainable cash flow growth and long-term appreciation for our real estate assets.

 Investment Strategy. We endeavor to avail ourselves of the unmet demand for shopping venues in different urban areas in the region as well as to optimize our clients’ shopping experience. It is for this reason that we want to develop new shopping centers in urban areas with attractive growth prospects, including the Buenos Aires metropolitan area, some provincial cities in Argentina and possibly in other places outside Argentina. It is vital for the deployment of this strategy that we keep the business relationships that we have been nurturing for years with the more than 1,000 companies and retail brands that make up our select group of tenants as it is thanks to them that we can provide an adequate tenant mix for each case in particular.

Our investment strategy consists primarily of the following:

•
Selectively developing new shopping centers, through different business formats in areas that are either densely populated or that display appealing growth prospects. We presently have land reserves for future shopping centers development spanning approximately 55,283 square meters in gross leasable area. These properties are located in the Autonomous City of Buenos Aires, Luján, Neuquén, Tucumán and Paraná.

•
Selectively acquiring shopping centers which we believe will benefit from our, know-how, centralized management, tenant relationships and leasing strategies, entering new markets and fueling new synergies with our asset portfolio.

•
Expanding and improving our properties, by either renovating, re-developing, enhancing or refurbishing them. In so doing, we aspire to render properties more attractive for potential tenants or for potential lease renewals and/or to optimize under-operated land or leasable space. This will allow us to improve our positioning and to increase our revenues with a proportionately lesser rise in our operating costs.

•
Developing real estate, residential and commercial projects that are ancillary to our shopping centers. In other words, we seek to generate mutual benefits amongst the various properties in our portfolio through an increase in our shopping centers’ visitor turnout and an appreciation in the value of the surrounding real estate projects.

Operational Strategy. Our central operational strategy consists in maximizing growth and profitability at our shopping centers through an increase in our tenants’ sales resulting from the best tenant mix possible for each new lease. Besides, this continued growth allows us to distribute our operating costs more efficiently. We aspire to attain these objectives by implementing the following actions:

•
Continuous improvement in our Shopping Centers. We plan to continue to improve our different offerings with a view to an outstanding supply. Against this backdrop, we will continue to renovate our properties to keep them modern and embellished and for shoppers to have an excellent experience at our properties which will attract retail consumers to our shopping centers whilst simultaneously maintaining competitive occupancy costs to our tenants.

•
Optimum tenant base and lease conditions. We endeavor to maintain high occupancy levels at our shopping centers by leasing and re-leasing these properties to a diversified group of tenants with highly renowned brands, credit-worthiness and attractive offerings in order to attain higher rentals per square meter.

•
Strengthening our relationship with our tenants. By building on our relationship with our shopping centers tenants we increase the spectrum of the products and services offered: we provide them with administrative advice and suggestions concerning their initiatives and marketing tools. Such a business relationship is of the essence for launching new undertakings.

•
Improving brand awareness and loyalty with consumers and tenants. We have a valuable and renowned group of brands in terms of shopping centers and we continuously strive to improve brand recognition and consumers and tenants loyalty with aggressive marketing campaigns. To become consumers’ favorite brand of shopping centers we will launch advertising campaigns, organize promotional events and engage in different marketing initiatives aimed at attracting local consumers and tourists through a proposal that is exceedingly better than traditional street-level storefronts and than other shopping centers based on offerings tailored to the preferences of our end consumers. We also seek to add value to our commercial offerings through the best entertainment and food court alternatives to foster visit frequency and duration, in particular from young women, families and tourists.

•
Improving operating margins. We want to avail ourselves of our consolidated management capacity to attain scale economies and cost savings in each shopping center with a view to improving our consolidated operating margins. In this respect, we seek to implement and share good management practices to maintain a solid financial position to support our future growth.

ALTO PALERMO S.A. (APSA)
Annual Report
5. Fiscal Year Summary

Operating performance

During fiscal year 2012, our tenants’ sales in the Company’s Shopping Centers recorded an increase of 28.3%, to Ps. 9,966.4 million from Ps. 7,766.3 million in the previous fiscal year. If we exclude La Ribera Shopping (as this shopping center was acquired in mid August 2011), our tenants’ sales reached Ps. 9,831.2 million in 2012, representing an increase of 26.6% from Ps. 7,766.3 million in the previous fiscal year.

(*) Figures have been adjusted for inflation as of June 30, 2012.

For this fiscal year, tenant sales in our Shopping Centers located in the Autonomous City of Buenos Aires (“CABA”) and Gran Buenos Aires (“GBA”) were 24.8% higher than in the previous fiscal year, from Ps. 5,796.6 million for the fiscal year ended June 30, 2011 to Ps. 7,236.2 million for the fiscal year ended June 30, 2012. If we adjust these figures for inflation according to the inflation rates reported by official sources, this increase represented 13.6%.

In the fiscal year ended June 30, 2012, our Shopping Centers continued to position themselves as market leaders. Our policy of constantly suiting to the customers’ requirements, combined with the excellent quality of the Company’s assets, the consumers’ loyalty and choice of our Shopping Centers, have contributed to the continued uprising trend in our tenants’ sales. For the twelve months ended June 30, 2012, our share in the Autonomous City of Buenos Aires and Gran Buenos Aires market was 42.6%.

As concerns sales per square meter, our shopping centers (in CABA and GBA) generated annual average sales per square meter of Ps. 36,148 whereas our competitors’ tenants recorded average sales per square meter of Ps. 27,827. These figures show that our relative efficiency is 29.9% higher than the rest of the market, a ratio that demonstrates the consumers’ loyalty and choice of our assets and their excellent quality as compared to the rest of the market.

ALTO PALERMO S.A. (APSA)
Annual Report

Relative Efficiency

During this fiscal year, APSA’s Gross Leasable Area (“GLA”) in the whole country, which shows the area available for lease of retail stores, increased approximately 9,399 sqm, mainly due to incorporation of La Ribera Shopping, thus reaching a total leasable area of 309,021 sqm.

In addition, we have strategically located plots that would allow us to develop new Shopping Centers.

During this fiscal year our Shopping Centers received approximately 82.5 million visitors.

Occupancy in our Shopping Centers has been another ratio which we managed to maintain in almost optimum levels during fiscal year 2012. As of June 30, 2012, the occupied GLA percentage reached 98.4%.

Income from Leases and Services(*)

During fiscal year 2012, income from leases and services amounted to Ps. 882.3 million, 30.3% higher than for the previous fiscal year.

(*) Figures have been adjusted for inflation until 02/28/2003 pursuant to the accounting standards adopted by the Argentine Securities Commission.

As of June 30, 2012 and 2011, the composition of lease and service income for the twelve months ended on such dates was as follows:

Upon analyzing the evolution of the composition of income from leases and services between 2011 and 2012 we may note an increase in the supplementary rent, which represents the percentage rent charged by the company calculated over the tenants’ monthly gross sales.

ALTO PALERMO S.A. (APSA)
Annual Report

ALTO PALERMO S.A. (APSA)
Annual Report
6. Description of the Business

We are mainly engaged in the ownership, purchase, development, lease, management and operation of shopping centers, and we are one of the most important owners and managers of shopping centers in Argentina in terms of gross leasable area and number of shopping centers. At present, we own and/or operate thirteen shopping centers in Argentina, six of which are located in the Buenos Aires metropolitan area, two in the Gran Buenos Aires area and five in the provinces of Córdoba, Mendoza, Salta and Santa Fe. We are also owners of certain properties for future development in Buenos Aires and various important cities in the Argentine provinces.

As of June 30, 2012, we held total assets of Ps. 2,488.4 million, and our shareholders’ equity was Ps. 828.0 million. During the fiscal years ended June 30, 2010, 2011 and 2012, we recorded revenues of Ps. 784.9 million, Ps. 856.5 million and Ps. 923.6 million, and generated a net income of Ps. 119.1 million, Ps. 272.1 million and 327.8, respectively. We operate our business through three reportable segments: Leases and Services, Consumer Financing and Other, as described below.

Leases and Services. Most of our revenues derive from lease agreements entered into with tenants of the retail stores in our thirteen shopping centers. We generally charge our tenants a rent which consists of the higher of (i) a monthly base rent, and (ii) a specified percentage of the tenant’s monthly gross retail sales. In addition, we charge our tenants a management fee prorated among all the tenants based on their lease agreements, which is different in each shopping center, as consideration for the management and maintenance of common areas and administration of the contributions made by tenants to finance our shopping centers’ promotion efforts. We also generate revenues from admission rights (a non-reimbursable admission fee that may be required to tenants upon executing or renewing a lease agreement), lease intermediation fees and parking charges to visitors. As of June 30, 2012, the average occupancy percentage of our shopping centers was 98.4%. Our Leases and Services segment generated operating income of Ps. 582.3 million and Ps. 402.7 million during our fiscal years ended June 30, 2012 and 2011, respectively.

Consumer Financing. We were engaged in the Consumer Financing business through our subsidiaries Tarshop and Apsamedia. Tarshop’s and Apsamedia’s operations mainly consisted of loans and management activities related to credit card products for consumers of our shopping centers, hypermarkets and street-level stores.

Our Consumer Financing segment shows reduced activity during this fiscal year as a result of Tarshop S.A.’s deconsolidation from our financial statements as from September 1, 2010, following the sale of 80% of the shareholding to Banco Hipotecario. This was one of the most significant transactions during this fiscal year and we believe it will be beneficial for both parties. We still control 100% of Apsamedia, a small Consumer Financing company that carries a residual loan portfolio set to progressively decrease in the future.

Other: Our “Other” segment includes the development and sale of residential properties, acquisition of undeveloped lands for future development and periodical sales of such undeveloped lands. For the fiscal years ended June 30, 2012 and 2011, the operating results arising from the Other segment were Ps. 12.0 million and Ps. 52.6 million, respectively.

ALTO PALERMO S.A. (APSA)
Annual Report
Leases and Services Segment

As of June 30, 2012, we owned a majority interest in, and operated, a portfolio of thirteen shopping centers in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), two are located in the Gran Buenos Aires area (Alto Avellaneda and Soleil Factory), and the rest are located in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba and La Ribera Shopping in Santa Fe).

Our shopping centers comprise a total of 309,021 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not our tenants). Total tenant sales in our shopping centers, as reported by retailers, were approximately Ps. 9,966.4 million for the fiscal year ended June 30, 2012 and Ps. 7,766.3 million for the fiscal year ended June 30, 2011. Tenant sales at our shopping centers are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

As of June 30, 2012, we owned and/or operated the following thirteen shopping centers in Argentina:

Shopping Center	Effective Interest	Location
Paseo Alcorta	100%	Autonomous City of Buenos Aires, Argentina
Patio Bullrich	100%	Autonomous City of Buenos Aires, Argentina
Abasto	100%	Autonomous City of Buenos Aires, Argentina
Alto Palermo	100%	Autonomous City of Buenos Aires, Argentina
Buenos Aires Design	53.684%	Autonomous City of Buenos Aires, Argentina
Dot Baires Shopping	80%	Autonomous City of Buenos Aires, Argentina
Alto Avellaneda	100%	Buenos Aires, Argentina
Soleil Factory Shopping	100%	Buenos Aires, Argentina
Alto Noa	100%	Salta, Argentina
Alto Rosario	100%	Santa Fe, Argentina
Mendoza Plaza	100%	Mendoza, Argentina
Córdoba Shopping Villa Cabrera	100%	Córdoba, Argentina
La Ribera Shopping	50%	Santa Fe, Argentina

Tenant Retail Sales

The following table sets forth the total approximate tenant retail sales in pesos at the shopping centers in which we had an interest for the fiscal years stated below:

	Fiscal year ended June 30, (1)
	2010	2011	2012
	Ps.	Ps.	Ps.
Abasto	926,372,674	1,227,371,682	1,537,349,000
Alto Palermo	879,728,390	1,100,349,096	1,304,634,155
Alto Avellaneda	885,195,429	1,132,631,269	1,466,931,540
Paseo Alcorta	414,651,556	525,752,301	667,798,781
Patio Bullrich	344,789,105	432,319,411	498,544,904
Alto Noa	280,241,284	381,181,135	500,371,767
Buenos Aires Design	140,973,530	188,474,744	235,770,387
Mendoza Plaza	559,359,204	733,370,200	929,143,182
Alto Rosario	419,143,398	610,931,563	825,191,098
Córdoba Shopping- Villa Cabrera	164,257,027	244,188,789	340,253,887
Dot Baires Shopping	763,527,536	985,671,886	1,271,165,087
Soleil Factory Shopping	-	204,076,974	254,050,011
La Ribera Shopping (3)	-	-	135,223,709
Total sales (2)	5,778,239,133	7,766,319,050	9,966,427,508

(1) Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.
(3) Includes accumulated results since acquisition on August 2011.
(2) Excludes sales from stands and spaces used for special exhibitions.

ALTO PALERMO S.A. (APSA)
Annual Report

The following table shows certain information on shopping centers in which we held an interest as of June 30, 2012:

	Acquisition date/Opening	Gross leasable area (1)	Number of stores	Occupation rate (2)	Alto Palermo’s Interest (3)	Book value as of June 30, 2012 (4)
		(sqm)		(%)	(%)	(Ps.)
Abasto (5)	7/94	37,711	173	99.1	100	144,547
Alto Palermo	11/97	18,701	146	98.3	100	93,837
Alto Avellaneda	11/97	36,943	140	96.1	100	52,737
Paseo Alcorta	6/97	14,107	111	100.0	100	60,823
Patio Bullrich	10/98	11,684	82	100.0	100	77,947
Alto Noa	3/95	19,038	92	98.9	100	18,305
Buenos Aires Design	11/97	13,769	62	100.0	53.684	7,031
Mendoza Plaza	12/94	42,237	148	96.4	100	78,250
Alto Rosario (5)	11/04	27,692	146	97.6	100	75,755
Córdoba Shopping –Villa Cabrera	12/06	15,191	106	99.6	100	61,053
Dot Baires Shopping	05/09	49,527	152	99.4	80	515,906
Soleil	07/10	14,712	70	100.0	100	64,547
La Ribera Shopping	08/11	7,710	48	98.7	50	17,822
Neuquén (6)	07/99	-	-	-	98.144	7,679
Total		309,021	1,476	98.4		1,276,241

(1) Corresponds to the total leasable surface area of each property. Excludes common areas and parking spaces.
(2) Calculated by dividing square meters leased under leases in effect by gross leasable area as of fiscal year end.
(3) APSA’s effective interest in each of its business units.
(4) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, if any. Excludes works in progress.
(5) Excludes Museo de los Niños (3,732 sqm in Abasto and 1,261 sqm in Alto Rosario).
(6)Plot for the development of a Shopping Center.

Type of business	Accumulated sales as of June 30 of the fiscal years (in millions of Ps.)
	2010	2011	2012
Anchor Store	449.7	571.6	708.2
Clothes and footwear	2,754.2	3,801.0	4,932.8
Entertainment	180.2	262.8	351.5
Home	1,172.9	1,468.8	1,795.6
Restaurant	495.9	701.6	937.4
Miscellaneous	691.4	918.7	1,186.2
Services	33.9	41.8	54.7
Total	5,778.2	7,766.3	9,966.4

ALTO PALERMO S.A. (APSA)
Annual Report

Occupancy Rate

The following table sets forth the occupancy rate expressed as a percentage of the gross leasable area as of the dates stated below:

	As of June 30,
	2010	2011	2012
Abasto	99.6	99.8	99.1
Alto Palermo	100.0	100.0	98.3
Alto Avellaneda	96.0	96.3	96.1
Paseo Alcorta	97.5	99.2	100.0
Patio Bullrich	99.7	100.0	100.0
Alto Noa	99.9	100.0	98.9
Buenos Aires Design	98.4	98.6	100.0
Mendoza Plaza	93.1	95.2	96.4
Alto Rosario	93.7	98.1	97.6
Córdoba Shopping Villa Cabrera	98.8	98.1	99.6
Dot Baires Shopping	100.0	99.7	99.4
Soleil Factory Shopping	-	87.8	100.0
La Ribera Shopping	-	-	98.7
Overall Average	97.5	97.6	98.4

Rental Price

The following table shows the annual average rental price per square meter for the fiscal years ended June 30, 2010, 2011 and 2012:

	Fiscal year ended June 30, (1)
	2010	2011	2012
	(Ps.)	(Ps.)	(Ps.)
Abasto	1,986.8	2,549.5	3,171.3
Alto Palermo	4,033.8	4,995.7	6,192.8
Alto Avellaneda	1,469.2	1,877.6	2,375.6
Buenos Aires Design	810.2	959.7	1,074.5
Paseo Alcorta	2,498.9	3,233.6	3,871.2
Patio Bullrich	2,673.9	3,201.7	3,791.1
Alto Noa	658.6	920.3	1,230.6
Alto Rosario	948.4	1,336.5	1,906.9
Mendoza Plaza	598.8	804.9	1,032.4
Córdoba Shopping- Villa Cabrera	731.6	1,104.0	1,459.2
Dot Baires Shopping	1,081.9	1,288.4	1,657.3
Soleil Factory Shopping		870.5	1,129.1
La Ribera Shopping			1,017.3
(1) Annual rental price per gross leasable square meter reflects the sum of base rent, percentage rent and revenues from admission rights divided by gross leasable square meters.

ALTO PALERMO S.A. (APSA)
Annual Report

Lease Expirations

The following table sets forth the schedule of estimated lease expirations for our shopping centers for leases in effect as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration as of June 30:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2013	664	103,690	33%	145,092,597	36%
2014	376	52,329	17%	99,292,382	25%
2015	321	49,033	16%	90,799,050	23%
2016 and subsequent years	115	103,970	34%	63,471,693	16%
Total (2)	1,476	309,022	100%	398,655,722	100%

(1) Including the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.
(2) Including the base rent and does not reflect our ownership interest in each property.

Depreciation

The net book value of the properties has been determined using the straight-line method of depreciation calculated over the useful life of the property. For more information, see our audited annual consolidated financial statements included elsewhere herein.

ALTO PALERMO S.A. (APSA)
Annual Report

Detailed Information about each of our Shopping Centers

Set forth below is information regarding our shopping center portfolio, including tables with the names of the five largest tenants of each shopping center and certain lease provisions agreed with such tenants.

Abasto, Autonomous City of Buenos Aires.

Abasto is a 173-store shopping center located in downtown Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto opened on November 10, 1998. We invested US$111.6 million in Abasto. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for Buenos Aires. Our company converted the property into a 116,646 square meter shopping center (including parking and common areas) with approximately 37,711 square meters of gross leasable area (41,443 square meters if we consider Museo de los Niños). Abasto is the fourth largest shopping center in Argentina in terms of gross leasable area. This shopping center is close to Torres de Abasto, our developed residential apartment complex, and to Coto supermarket.

Abasto Shopping includes a food court with 27 restaurants, a multiplex cinema with 12 screens and seating for approximately 3,100 people covering an area of 8,021 square meters, entertainment facilities and a 3,732 square meter children’s museum (it is not included in the gross leasable area). The shopping center is spread out over five levels and has a 1,200-car parking lot consisting of 40,169 square meters.

Abasto’s target clientele consists of middle-income individuals between the ages of 25 and 45 which we believe represent a significant portion of the population in this area of Buenos Aires.

During the fiscal year ended June 30, 2012, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 1,537.3 million, representing annual sales per square meter of approximately Ps. 40,765.3. Revenues from leases increased from approximately Ps. 118.7 million for the fiscal year ended June 30, 2011, to Ps. 150.4 million for the fiscal year ended June 30, 2012, which represent monthly revenues per gross leasable square meter of Ps. 262.1 in 2011 and Ps. 332.0 in 2012.

As of June 30, 2012, the occupancy rate in Abasto was 99.1%.

Abasto’s five largest tenants

Abasto’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 30.7% of its gross leasable area as of June 30, 2012 and approximately 11.3% of the annual base rent for the fiscal year ended on such date.

The following table provides certain information about Abasto’s five largest tenants:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Hoyts General Cinema	Cinema	8,021.0	21.3
Zara	Great Shop of Clothes and footwear	1,790.0	4.7
Frávega	Houseware	885.3	2.3
Garbarino	Houseware	656.7	1.7
Compumundo	Houseware	246.5	0.7
Total		11,599.5	30.7

ALTO PALERMO S.A. (APSA)
Annual Report
Tenant mix of Abasto

The following table sets forth the tenant mix of the types of business in Abasto:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Clothes and footwear	16,168.7	42.9
Entertainment	11,884.2	31.5
Miscellaneous	3,390.2	9.0
Home & Houseware	3,218.5	8.6
Restaurant	2,729.3	7.2
Services	320.2	0.8
Total	37,711.1	100.0

Revenues from Abasto

The following table sets forth certain information relating to the revenues of Abasto for the period indicated:

	Fiscal year ended June 30,
	2010	2011	2012
	(in thousands of Ps.)
Base rent	55,760.2	65,475.4	81,351.0
Percentage rent (1)	13,872.3	25,700.5	34,878.9
Total rent	69,632.5	91,175.9	116,229.9
Revenues from admission rights (2)	12,739.7	15,432.6	17,898.3
Management fees	1,440.0	1,775.0	2,235.2
Parking	7,209.3	10,051.5	13,775.0
Other	282.8	265.2	308.4
Total	91,304.3	118,700.2	150,446.8

(1) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expiration for Abasto

The following table includes the lease expiration for Abasto during the periods indicated for existing leases as of June 30, 2012, assuming that none of these tenants will exercise their renewal options or terminate their leases early:

Lease Agreements Expiration	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2013	77	9,713	26	20,504,423	30
2014	46	6,801	18	20,678,434	30
2015	36	3,982	11	13,678,502	20
2016 and subsequent years	14	17,215	46	13,279,054	20
Total	173	37,711	100	68,140,414	100

(1) Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.

ALTO PALERMO S.A. (APSA)
Annual Report

Alto Palermo, Autonomous City of Buenos Aires

Alto Palermo is a 146-store shopping center that opened in 1990 in a well-known middle class and densely populated neighborhood named Palermo in the Autonomous City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo has a total constructed area of 65,029 square meters (including parking) that consists of 18,701 square meters of gross leasable area. The shopping center has an entertainment center and a food court with 19 restaurants. Alto Palermo is spread out over four levels and has a 654-car pay parking lot of 32,405 square meters. Alto Palermo’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During fiscal year ended June 30, 2012, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 1,304.6 million, which represented annual sales per square meter of approximately Ps. 69,762.1. Revenues from leases increased from approximately Ps. 121.2 million for the fiscal year ended June 30, 2011 to Ps. 151.5 million for the fiscal year ended June 30, 2012, which represented monthly revenues per gross leasable square meter of Ps. 539.9 in 2011 and Ps. 675.2 in 2012.

As of June 30, 2012, the occupancy rate in Alto Palermo was 98.3%.

Alto Palermo’s five largest tenants

Alto Palermo’s five largest tenants (in terms of sales) accounted for approximately 14.5% of its gross leasable area at June 30, 2012 and approximately 7.4% of its annual base rent for the fiscal year ended on such date.

The following table describes Alto Palermo’s five largest tenants as of June 30, 2012:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Zara	Great Shop of Clothes and footwear	1,384.0	7.4
Just for Sport	Clothes and footwear	724.3	3.9
Rapsodia	Clothes and footwear	256.0	1.4
Garbarino	Houseware	185.7	1.0
Frávega	Houseware	155.8	0.8
Total		2,705.8	14.5

Tenant Mix of Alto Palermo

The following table sets forth the tenant mix of the types of businesses in Alto Palermo:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Clothes and footwear	10,025.9	53.6
Restaurant	2,803.1	15.0
Services	1,634.4	8.7
Miscellaneous	1,798.4	9.6
Entertainment	1,308.5	7.0
Home & Houseware	1,131.0	6.1
Total	18,701.3	100.0

Revenues from Alto Palermo

The following table sets forth certain information relating to the revenues derived from Alto Palermo during the following periods:

	Fiscal year ended June 30
	2010	2011	2012
	(in thousands of Ps.)
Base rent	58,543.4	71,131.5	91,844.0
Percentage rent (1)	16,939.7	22,962.4	25,769.2
Total rent	75,483.1	94,093.9	117,613.2
Revenues from admission rights (2)	13,414.9	16,182.6	21,194.8
Management fees	1,260.0	1,630.2	2,078.1
Parking	7,257.8	8,914.6	10,449.8
Other	604.2	333.6	178.3
Total	98,020.0	121,154.9	151,514.2

(1)  Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)  Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

ALTO PALERMO S.A. (APSA)
Annual Report

Lease expirations for Alto Palermo

The following table shows a schedule of lease expirations for Alto Palermo during the periods indicated for existing leases as of June 30, 2012, assuming that none of the tenants exercise their renewal options or terminates their leases early:

Lease Agreements Expiration	Number of Lease Agreements to Expire(1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2013	65	8,427	45	24,618,162	35
2015	38	2,955	16	15,936,816	22
2015	33	3,521	19	20,323,856	29
2016 and subsequent years	9	3,799	20	10,207,864	14
Total	146	18,701	100	71,086,698	100

(1) Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.

Alto Avellaneda, greater Buenos Aires area

Alto Avellaneda is a 140-store suburban shopping center that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping center is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking) which consists of 36,943 square meters of gross leasable area. The shopping center has a multiplex cinema with six screens, the first Wal-Mart superstore in Argentina, an entertainment center, a food court with 20 restaurants and an anchor store, Falabella, which opened on April 28, 2008. Wal-Mart (not included in gross leasable area) purchased the space it occupies, but it pays for its pro rata share of the common expenses of Alto Avellaneda’s parking lot. The shopping center has a 2,700-car free parking lot consisting of 47,856 square meters.

Alto Avellaneda Shopping’s targeted clientele consists of middle-income individuals between the ages of 16 and 30.

During the fiscal year ended June 30, 2012, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 1,466.9 million which represents annual revenues per square meter of approximately Ps. 39,708.0. Revenues from leases increased from approximately Ps. 77.2 million for the fiscal year ended June 30, 2011 to Ps. 99.1 million for the fiscal year ended June 30, 2012, which represent monthly revenues per gross leasable square meter of Ps. 175.5 in 2011 and Ps. 223.5 in 2012.

As of June 30, 2012, the occupancy rate in Alto Avellaneda was 96.1%.

Alto Avellaneda’s five largest tenants

Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 39.4% of its gross leasable area as of June 30, 2012 and approximately 24.1% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Avellaneda’s five largest tenants as of June 30, 2012:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Falabella	Anchor Store	11,629.0	31.5
Zara	Great shop of Clothes and footwear	1,585	4.3
Garbarino	Houseware	639.8	1.7
Frávega	Houseware	512.0	1.4
Compumundo	Houseware	190.6	0.5
Total		14,556.4	39.4

Tenant mix of Alto Avellaneda

The following table sets forth the tenant mix of the types of business in Alto Avellaneda:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Anchor Store	11,629.0	15.7
Clothes and footwear	12,657.9	17.1
Entertainment	6,192.7	8.4
Home & Houseware	38,819.8	52.5
Restaurant	2,033.4	2.8
Miscellaneous	1,877.2	2.7
Services	558.7	0.8
Total	36,942.6	100.0

ALTO PALERMO S.A. (APSA)
Annual Report

Revenues from Alto Avellaneda

The following table sets forth certain information relating to the sales of Alto Avellaneda for the following periods:

	Fiscal year ended June 30,
	2010	2011	2012
	(in thousands of Ps.)
Base rent	35,753.3	44,994.3	57,014.8
Percentage rent (1)	16,308.3	22,143.7	29,170.3
Total rent	52,061.6	67,138.0	86,185.1
Revenues from admission rights (2)	6,630.5	8,477.2	10,975.5
Management fees	1,020.0	1,504.8	1,918.2
Other	120.9	73.9	18.1
Total	59,833.0	77,193.9	99,096.9

(1) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Avellaneda

The following table sets forth a schedule of lease expirations for Alto Avellaneda during the periods indicated for existing leases as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2013	47	8,059	22%	10,872,257	21%
2015	31	3,843	10%	10,011,626	19%
2015	44	4,680	13%	12,293,887	24%
2016 and subsequent years	18	20,361	55%	18,454,714	36%
Total	140	36,943	100%	51,632,484	100%

(1) Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.
Buenos Aires Design, Autonomous City of Buenos Aires

Buenos Aires Design is a shopping center with 62 stores specialized in interior and home decoration stores which opened in 1993. We own a 53.684% interest in Emprendimiento Recoleta S.A., the company which has the concession to operate Buenos Aires Design. The other shareholder of Emprendimiento Recoleta S.A. is Hope Funds S.A., which has a 46.316% interest.

As a result of a public auction, in February 1991, the Autonomous City of Buenos Aires granted to Emprendimiento Recoleta a 20-year concession to use a plot of land in the Centro Cultural Recoleta, which was later extended for an additional period of 5 years. There can be no assurance that the City of Buenos Aires will extend the term of this concession upon its expiration in 2013. The concession agreement provides for Emprendimiento Recoleta to pay the Autonomous City of Buenos Aires a monthly amount of Ps. 42,353. It establishes that the concession may be terminated for any of the following reasons, among others: material breach of the obligations of the parties, which with regard to Emprendimiento Recoleta include: (i) breach of applicable law, (ii) change of the purpose of the area under concession; (iii) non payment of the monthly fee for two consecutive periods; (iv) destruction or abandonment of the area under concession; (v) bankruptcy or liquidation; (vi) restitution of the plot of land under concession, which shall only take place for public interest reasons.

In June 1991, we entered into an agreement with the shareholders of Emprendimiento Recoleta providing our administration of Buenos Aires Design for a monthly administration fee of 10% of the net expenditures of expenses.

Buenos Aires Design is in an exclusive neighborhood named Recoleta in the Autonomous City of Buenos Aires, near Libertador Avenue and downtown Buenos Aires. Buenos Aires Design is located in one of Buenos Aires’ most popular tourist attraction areas as many exclusive hotels and restaurants are located in this area due to its closeness to the National Museum of Fine Arts, the Museum of Modern Art and other popular cultural institutions.

Buenos Aires Design has a total constructed area of 26,131.5 square meters (including parking) that consists of 13,768.9 square meters of gross leasable area. The shopping center has 8 restaurants anchored by the Hard Rock Café and a terrace that covers 3,700 square meters. The shopping center is divided into two floors and has a 174-car pay parking lot.

Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

During the fiscal year ended June 30, 2012, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 235.8 million which represents annual sales per square meter of approximately Ps. 17,123.4. Revenues from leases increased from approximately Ps. 17.3 million for the fiscal year ended June 30, 2011 to Ps. 20.1 million for the fiscal year ended June 30, 2012, which represent monthly sales per gross leasable square meter of Ps. 104.9 in 2011 and Ps. 121.9 in 2012.

As of June 30, 2012, the occupancy rate in Buenos Aires Design was 100%.

Buenos Aires Design’s five largest tenants

Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 21.7% of its gross leasable area as of June 30, 2012 and approximately 18.2% of its annual base rent for the fiscal year ended on such date.

ALTO PALERMO S.A. (APSA)
Annual Report

The following table contains certain information about Buenos Aires Design’s five largest tenants as of June 30, 2012:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Hard Rock Café	Restaurant	1,215.9	8.8
Morph	Bazaar/Gifts	1,032.3	7.5
Barugel Azulay	Home	311.8	2.3
Bazar Geo	Bazaar/Gifts	258.0	1.9
Kalpakian	Carpets/Textiles/Covering	165.8	1.2
Total		2,983.8	21.7

Tenant mix of Buenos Aires Design

The following table sets forth the tenant mix of the types of businesses in Buenos Aires Design:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Home & Houseware	7,890.9	57.3
Restaurant	3,786.9	27.5
Miscellaneous	2,057.8	15.0
Services	33.3	0.2
Total	13,768.9	100.0

Revenues from Buenos Aires Design

The following table sets forth certain information relating to the revenues of Buenos Aires Design during the following periods:

	Fiscal year ended June 30, (1)
	2010	2011	2012
	(in thousands of Ps.)
Base rent	9,280.8	10,095.6	12,578.1
Percentage rent (2)	1,339.6	2,618.0	1,953.8
Total rent	10,620.4	12,713.5	14,531.9
Revenues from admission rights (3)	1,541.3	1,572.1	1,749.4
Management fees	789.4	973.6	1,137.4
Parking	1,644.0	2,118.1	2,711.2
Other	18.1	(35.17)	18.1
Total	14,613.2	17,342.1	20,148.0
(1) It does not reflect our interest in the company Emprendimiento Recoleta SA.
(2) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(3) Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Buenos Aires Design

The following table shows a schedule of lease expirations for Buenos Aires Design during the periods indicated for existing leases as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminates its lease early:

Lease Agreements expiration:	Number of Lease Agreements to Expirer (2)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire(1)	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps)	(%)
2013	33	5,614	41	5,408,628	46
2014	16	6,488	47	3,788,953	32
2015	11	1,024	7	2,222,640	19
2016 and subsequent years	2	643	5	360,000	3
Total	62	13,769	100	11,780,221	100

(1) It does not reflect our holding in the company Emprendimiento Recoleta SA.
(2) Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.

Paseo Alcorta, Autonomous City of Buenos Aires

Paseo Alcorta is a 111-store shopping center which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,553.8 square meters (including parking) that consists of 14,107 square meters of gross leasable area. Paseo Alcorta has a food court with 12 restaurants and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it occupies but pays for its pro rata share of the common expenses of the shopping center’s parking lot. Paseo Alcorta is spread out over three shopping center levels and has a pay parking lot (as from beginning June 2008) for approximately 1,300 cars.

Paseo Alcorta’s targeted clientele consists of high-income individuals between the ages of 34 and 54.

During the fiscal year ended June 30, 2012, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 667.8 million which represents annual sales per square meter of approximately Ps. 47,338.1. Revenues from leases increased from approximately Ps. 52.3 million for the fiscal year ended June 30, 2011, to Ps. 64.3 million for the fiscal year ended June 30, 2012, which represent monthly revenues per gross leasable square meter of Ps. 313.4 in 2011 and Ps. 379.8 in 2012.

ALTO PALERMO S.A. (APSA)
Annual Report
As of June 30, 2012, the occupancy rate in Paseo Alcorta was 100%.

Paseo Alcorta’s five largest tenants

Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 15.4% of its gross leasable area as of June 30, 2012 and approximately 9.2% of its annual base rent for the fiscal year ended on such date.

The following table provides certain information about Paseo Alcorta’s five largest tenants as of June 30, 2012:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Zara	Great Shop of Clothes and footwear	1,100.4	7.8
Etiqueta Negra	Men’s Clothes and footwear	338.2	2.4
Rapsodia	Clothes and footwear	258.2	1.8
Frávega	Houseware	249.0	1.8
Jazmín Chebar	Clothes and footwear	233.6	1.6
Total		2,179.4	15.4

Tenant mix of Paseo Alcorta

The following table sets forth the tenant mix of the types of businesses in Paseo Alcorta:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Clothes and footwear	7,904.8	56.0
Services	1,740.5	12.3
Home & Houseware	757.0	5.4
Miscellaneous	1,437.3	10.2
Entertainment	1,183.0	8.4
Restaurant	1,084.0	7.7
Total	14,106.6	100.0

Revenues from Paseo Alcorta

The following table sets forth certain information relating to the revenues of Paseo Alcorta during the following periods:

	Fiscal year ended June 30,
	2010	2011	2012
	(in thousands of Ps.)
Base rent	24,663.7	31,254.7	37,523.4
Percentage rent (1)	6,095.7	10,904.8	14,664.1
Total rent	30,759.4	42,159.5	52,187.5
Revenues from admission rights (2)	6,490.9	7,442.3	8,497.0
Management fees	480.0	510.0	677.3
Parking	1,026.7	1,997.0	2,757.0
Other	309.9	207.7	173.3
Total	39,066.9	52,316.5	64,292.1

(1) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Paseo Alcorta

The following table shows a schedule of lease expirations for Paseo Alcorta during the periods indicated for existing leases as of June 30, 2012, assuming that none of the tenants exercises renewal options or terminates its lease early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2013	50	5,856	42	14,128,113	43
2014	37	3,727	26	12,042,197	36
2015	21	3,227	23	6,246,810	19
2016 and subsequent years	3	1,296	9	606,000	2
Total	111	14,107	100	33,023,120	100

(1) Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.

ALTO PALERMO S.A. (APSA)
Annual Report

Patio Bullrich, Autonomous City of Buenos Aires

Patio Bullrich is an 82-store shopping center which opened in 1988 and the first shopping center to start operations in the City of Buenos Aires. We acquired Patio Bullrich on October 1, 1998 for US$ 72.3 million.

Patio Bullrich is in the neighborhood of Recoleta, one of the most prosperous areas of the Autonomous City of Buenos Aires. This district is a residential, cultural and tourist center that includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping center is located within walking distance of the most prestigious hotels of Buenos Aires and the subway, bus and train systems. Additionally, the shopping center is only 10 minutes by car from the downtown area of the Autonomous City of Buenos Aires.

Patio Bullrich has a total constructed area of 29,982 square meters (including parking) that consist of 11,684 square meters of gross leasable area and common areas covering 12,472 square meters. The shopping center has a four-screen multiplex cinema with 1,381 seats and a food court of 12 restaurants. The shopping center is spread out over four levels and has a pay parking lot for 215 cars in an area consisting of 4,825 square meters.

Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high-income individuals.

During the fiscal year ended June 30, 2012, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 498.5 million that represent annual sales per square meter of approximately Ps. 42,669.02. Revenues from leases increased from approximately Ps. 45.1 million for the fiscal year ended June 30, 2011, to Ps. 54.7 million for the fiscal year ended June 30, 2012, which represent monthly revenues per gross leasable square meter of Ps. 320 in 2011 and Ps. 390.2 in 2012.

As of June 30, 2012, the occupancy rate in Patio Bullrich was 100%.

Patio Bullrich’s five largest tenants

Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 20.6% of its gross leasable area as of June 30, 2012 and approximately 14.8% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Patio Bullrich’s five largest tenants as of June 30, 2012:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Zara	Great shop of Clothes and footwear	786.0	6.7
Rouge Internacional	Perfumery / Drugstore	599.6	5.1
Etiqueta Negra	Men's clothes and footwear	576.1	4.9
Rapsodia	Clothes and footwear	279.5	2.4
Cacharel	Clothes and footwear	173.1	1.5
Total		2,414.3	20.6

Tenant mix of Patio Bullrich

The following table sets forth the tenant mix of the types of businesses in Patio Bullrich:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)

Clothes and footwear	7,162.2	61.3
Entertainment	1,452.0	12.4
Miscellaneous	1,747.1	15.0
Restaurant	1,029.6	8.8
Home & Houseware	219.6	1.9
Services	73.4	0.6
Total	11,683.9	100.0

Revenues from Patio Bullrich

The following table sets forth certain information relating to the revenues of Patio Bullrich during the following periods:
	Fiscal year ended June 30,
	2010	2011	2012
	(in thousands of Ps.)
Base rent	23,058.5	26,618.4	32,706.1
Percentage rent (1)	4,762.3	7,331.2	7,477.5
Total rent	27,820.8	33,949.6	40,183.6
Revenues from admission rights (2)	5,322.4	5,829.4	7,546.0
Management fees	1,140.0	1,353.0	1,639.2
Parking	2,900.7	3,913.4	5,260.7
Other	70.0	39.6	80.6
Total	37,253.9	45,085.0	54,710.1
(1) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

ALTO PALERMO S.A. (APSA)
Annual Report
Lease expirations for Patio Bullrich

The following table shows a schedule of lease expirations for Patio Bullrich during the periods indicated for existing leases as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2013	42	5,537	47	14,207,038	46
2014	19	2,877	25	6,159,361	20
2015	20	2,199	19	9,183,552	29
2016 and subsequent years	1	1,071	9	1,547,936	5
Total	82	11,684	100	31,097,887	100

(1) Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.

Alto Noa, City of Salta

Alto Noa is a 92-store shopping center that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.2 million inhabitants with approximately 0.6 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 30,876 square meters (including parking) which consists of 19,038 square meters of gross leasable area. Alto Noa has a food court with 13 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. The shopping center is contained on one floor and has a free parking lot for 551 cars.

Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2012, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 500.4 million, which represents annual sales per square meter of approximately Ps. 26,282.79. Revenues from leases increased from approximately Ps. 19.3 million for the fiscal year ended June 30, 2011, to Ps. 25.8 million for the fiscal year ended June 30, 2012, which represent monthly revenues per gross leasable square meter of Ps. 84.6 in 2011 and Ps. 113.3 in 2012.

As of June 30, 2012, the occupancy rate in Alto Noa was 98.9%.

Five largest tenants of Alto Noa

Alto Noa’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 49.4% of its gross leasable area as of June 30, 2012 and approximately 12.9% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Noa’s five largest tenants as of June 30, 2012:

Tenant	Type of Business	Gross Leasable Area	% Gross Leasable Area
		(sqm)	(%)
Cines Noa	Cinema	3,808.4	20.0
Supermercado Norte	Supermarket	3,080.5	16.2
Y.P.F.	Other	1,812.5	9.5
Garbarino	Houseware	408.4	2.2
Frávega	Houseware	286.3	1.5
Total		9,396.1	49.4

Tenant mix of Alto Noa

The following table sets forth the types of businesses in Alto Noa:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Entertainment	6,170.0	32.4
Miscellaneous	6,001.8	31.5
Clothes and footwear	3,726.6	19.6
Home & Houseware	1,555.6	8.2
Restaurant	1,176.5	6.2
Services	407.6	2.1
Total	19,038.1	100.0

Revenues from Alto Noa

The following table sets forth certain information relating to the revenues of Alto Noa during the following periods:

ALTO PALERMO S.A. (APSA)
Annual Report

	Fiscal year ended June 30
	2010	2011	2012
	(in thousands of Ps.)

Base rent	8,461.6	10,736.2	13,351.6
Percentage rent (1)	3,968.2	6,782.7	10,508.8
Total rent	12,429.8	17,518.9	23,860.4
Revenues from admission rights (2)	1,069.6	1,441.5	1,703.3
Management fees	144.0	153.0	203.1
Other	57.5	181.0	108.8
Total	13,700.9	19,294.4	25,875.6

(1) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Noa

The following table shows a schedule of lease expirations for Alto Noa during the periods indicated for existing leases as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Leases to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2013	49	9,108	48	5,571,311	47
2014	25	1,890	10	3,155,462	27
2015	12	1,560	8	1,739,632	15
2016 and subsequent years	6	6,480	34	1,272,049	11
Total	92	19,038	100	11,738,454	100

(1) Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.
Mendoza Plaza, City of Mendoza

Mendoza Plaza is a 148-store shopping center which opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. As of June 30, 2012 we own a 100% interest in Mendoza Plaza Shopping. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza Shopping consists of 42,237 square meters of gross leasable area and has a multiplex cinema covering an area of approximately 3,659 square meters with ten screens, a Chilean department store Falabella, a food court with 21 restaurants, an entertainment center and a supermarket, which is also a tenant. The shopping center has two levels and has a free parking lot for 2,600 cars.

Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2012, shopping center visitors generated total retail sales in nominal value of approximately Ps. 929.1 million, which represents annual sales per square meter of approximately Ps. 21,998.3. Revenues from leases increased from approximately Ps. 36.5 million for the fiscal year ended June 30, 2011 to Ps. 49.1 million for the fiscal year ended June 30, 2012, which represent monthly revenues per gross leasable square meter of Ps. 74.7 in 2011 and Ps. 96.8 in 2012.

As of June 30, 2012, the occupancy rate was 96.4%.

Five largest tenants of Mendoza Plaza

Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 43.4% of its gross leasable area as of June 30, 2012 and approximately 21.6% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Mendoza Plaza’s five largest tenants as of June 30, 2012:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Falabella	Anchor store	8,563.0	20.3
Super Vea Plaza	Supermarket	4,498.0	10.6
Cines Mp	Cinema	3,658.9	8.7
Garbarino	Houseware	813.9	1.9
Frávega	Houseware	796.3	1.9
Total		18,330.1	43.4

Tenant mix of Mendoza Plaza

The following table sets forth the types of businesses of the tenants in Mendoza Plaza:

ALTO PALERMO S.A. (APSA)
Annual Report

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Entertainment	9,501.6	22.5
Clothes and footwear	9,410.1	22.3
Anchor Store	8,563.0	20.3
Miscellaneous	7,680.6	18.2
Restaurant	2,889.1	6.8
Home & Houseware	2,739.6	6.5
Services	1,453.0	3.4
Total	42,237.0	100.0

Revenues from Mendoza Plaza

The following table sets forth certain information relating to the revenues of Mendoza Plaza during the following periods:

	Fiscal year ended June 30,
	2010	2011	2012
	(in thousands of Ps.)

Base rent	15,091.7	18,428.5	23,143.9
Percentage rent (1)	9,014.2	14,044.2	21,387.7
Total rent	24,105.9	32,472.7	44,531.6
Revenues from admission rights (2)	2,376.3	2,611.5	2,988.3
Management fees	669.2	894.2	1,095.7
Other	54.7	490.6	448.6
Total	27,206.1	36,469.0	49,064.2

(1) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Mendoza Plaza

The following table shows a schedule of lease expirations for Mendoza Plaza during the periods indicated for existing leases as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire(1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2013	70	13,428	32	6,846,919	32
2014	41	7,882	19	5,864,836	28
2015	27	6,014	14	5,419,980	26
2016 and subsequent years	10	14,913	35	2,989,866	14
Total	148	42,237	100	21,121,601	100

(1) Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.
Alto Rosario, City of Rosario

Alto Rosario is a 146-store shopping center located in the City of Rosario, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters (including parking) which consists of 27,692 square meters of gross leasable area. Alto Rosario has a food court with 17 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art screens. The shopping center occupies one floor and has a free parking lot for 1,736 cars.

Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2012, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 825.2 million, which represents annual sales per square meter of approximately Ps. 29,800. Revenues from leases increased from approximately Ps. 42.7 million for the fiscal year ended June 30, 2011, to Ps. 59.4 million for the fiscal year ended June 30, 2012, which represent monthly revenues per gross leasable square meter of Ps. 124.3 in 2011 and Ps. 178.7 in 2012.

As of June 30, 2012, the occupancy rate in Alto Rosario was 97.6%.

Five largest tenants of Alto Rosario

Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 38.4% of its gross leasable area as of June 30, 2012 and approximately 9.6% of its annual base rent for the fiscal year ended on such date.

ALTO PALERMO S.A. (APSA)
Annual Report
The following table sets forth certain information about Alto Rosario’s five largest tenants as of June 30, 2012:
Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Cines Rosario	Cinemas	8,984.0	32.4
Sport 78	Sports Clothes and footwear	612.5	2.3
Musimundo	Houseware	406.5	1.5
Frávega	Houseware	386.5	1.4
Compumundo	Houseware	232.5	0.8
Total		10,622.0	38.4

Tenant mix of Alto Rosario
The following table sets forth the types of businesses in Alto Rosario:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Clothes and footwear	10,062.1	36.3
Entertainment	9,889.4	35.7
Home & Houseware	2,993.8	10.8
Restaurant	2,107.3	7.6
Miscellaneous	1,925.0	7.0
Services	714.3	2.6
Total	27,691.9	100.0

Revenues from Alto Rosario

The following table sets forth certain information relating to the revenues of Alto Rosario during the following period:

	Fiscal year ended June 30,
	2010	2011	2012
	(in thousands of Ps.)
Base rent	16,407.2	19,972.3	27,718.1
Percentage rent (1)	10,599.2	18,609.3	26,080.8
Total rent	27,006.4	38,581.6	53,798.9
Revenues from admission rights (2)	3,019.0	3,283.3	4,553.6
Management fees	570.0	605.6	804.3
Other	225.1	243.4	224.8
Total	30,820.5	42,713.9	59,381.6

(1) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Rosario

The following table shows a schedule of lease expirations for Alto Rosario during the periods indicated for existing leases as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire(1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2013	58	8,159	29	7,922,897	32
2014	31	3,760	14	4,340,117	18
2015	45	14,478	52	9,654,803	39
2016 and subsequent years	12	1,295	5	2,640,912	11
Total	146	27,692	100	24,558,729	100

(1) Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.
Córdoba Shopping - Villa Cabrera.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, with 15,191 square meters being gross leasable area. Córdoba Shopping has 106 commercial stores, a 12-screen multiplex cinema and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba.

During the fiscal year ended June 30, 2012, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 340.3 million, which represents annual sales per square meter of approximately Ps. 22,398.4. Revenues from leases increased from Ps. 19.2 million for the fiscal year ended June 30, 2011 to Ps. 26.0 million for the fiscal year ended June 30, 2012, which represent monthly revenues per gross leasable square meter of Ps. 105.3 in 2011 and Ps. 142.8 in 2012.

As of June 30, 2012, the occupancy rate was 99.6%.

Five largest tenants of Córdoba Shopping – Villa Cabrera

Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 41.7% of its gross leasable area as of June 30, 2012 and approximately 8.9% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Córdoba Shopping’s five largest tenants as of June 30, 2012:

ALTO PALERMO S.A. (APSA)
Annual Report
Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Cines Cba	Cinema	5,442.5	35.7
Garbarino	Houseware	497.0	3.3
Mc Donald's	Food	146.0	1.0
Rapsodia	Clothes and footwear	129.9	0.9
Jazmin Chebar	Clothes and footwear	116.3	0.8
Total		6,331.7	41.7

Tenant mix of Córdoba Shopping - Villa Cabrera

The following table sets forth the types of businesses in Córdoba Shopping:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Clothes and footwear	6,043.3	39.8
Entertainment	5,842.0	38.5
Restaurant	882.6	5.8
Miscellaneous	977.5	6.4
Services	564.0	3.7
Home & Houseware	881.2	5.8
Total	15,190.6	100.0
Revenues from Córdoba Shopping - Villa Cabrera

The following table sets forth certain information relating to the revenues of Córdoba Shopping during the following periods:

	Fiscal year ended June 30
	2010	2011	2012
	(in thousands of Ps.)

Base rent	7,681.6	9,903.8	13,105.5
Percentage rent (1)	4,121.4	7,003.3	10,016.5
Total rent	11,803.0	16,907.1	23,122.01
Revenues from admission rights (2)	1,115.3	1,457.4	1,887.7
Management fees	526.1	666.3	906.7
Other	110.2	136.4	119.2
Total	13,554.6	19,167.2	26,035.1

(1) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Córdoba Shopping - Villa Cabrera

The following table shows a schedule of lease expirations for Córdoba Shopping during the periods indicated for existing leases as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2013	37	3,105	20	2,956,506	27
2014	38	2,898	19	4,110,535	37
2015	25	2,721	18	3,025,560	27
2016 and subsequent years	6	6,467	43	996,589	9
Total	106	15,191	100	11,089,190	100

(1) Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.

Dot Baires Shopping, Autonomous City of Buenos Aires

Dot Baires Shopping is a shopping center that opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 49,527 sqm constitute Gross Leasable Area, comprising 152 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles.

Dot Baires Shopping is located in the Saavedra neighborhood, at the spot where Av. General Paz meets the Panamerican Highway and is the largest shopping center in the Autonomous City of Buenos Aires in terms of square meters.

As of June 30, 2012, we had an 80% ownership interest in Panamerican Mall S.A.

For the fiscal year ended on June 30, 2012, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 1,271.2 million, which represent annual sales per square meter for approximately Ps. 25,666.1. Revenues from leases increased from approximately Ps. 76.6 million for the fiscal year ended June 30, 2011, to Ps. 101.0 million for the fiscal year ended June 30, 2012, which represent monthly revenues per gross leasable square meter of Ps. 128.8 in 2011 and Ps. 169.9 in 2012.

As of June 30, 2012, the occupancy rate in Alto Palermo was 99.4%.

ALTO PALERMO S.A. (APSA)
Annual Report

Five largest tenants of Dot Baires Shopping

Dot Baires Shopping’s five largest tenants (in terms of sales of this shopping center) accounted for approximately 58.2% of its gross leasable area as of June 30, 2012 and approximately 23.2% of its annual base rent for the fiscal year ended on such date.

The following table describes Dot Baires Shopping’s five largest tenants as of June 30, 2012:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Walmart	Supermarket	12,600.0	25.4
Falabella	Anchor Store	8,086.7	16.3
Hoyts General Cinema	Cinema	6,475.7	13.1
Zara	Great shop of Clothes and footwear	1,178.9	2.4
Garbarino	Houseware	472.5	1.0
Total		28,813.8	58.2

Tenant mix of Dot Baires Shopping

The following table sets forth the types of businesses in Dot Baires Shopping:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Miscellaneous	14,989.3	30.3
Clothes and footwear	13,005.2	26.3
Anchor Store	8,086.6	16.3
Entertainment	7,135.0	14.4
Services	2,194.2	4.4
Home & Houseware	2,025.5	4.1
Restaurant	2,091.6	4.2
Total	49,527.4	100.0

Revenues from Dot Baires Shopping

The following table sets forth certain information relating to the revenues of Dot Baires Shopping during the following periods:

	Fiscal year ended June 30 (1)
	2010	2011	2012
	(in thousands of Ps.)
Base rent	42,309.4	46,850.6	58,643.7
Percentage rent (2)	8,524.3	15,373.9	24,884.3
Total rent	50,833.7	62,224.5	83,528.0
Revenues from admission rights (3)	8,265.9	7,455.1	7,651.5
Management fees	1,200.0	1,200.0	1,354.7
Other	3,845.4	5,440.9	8,417.3
Parking	233.6	232,6	25.1
Total	64,378.6	76,553.1	100,976.6

(1) Does not reflect our interest in the company Panamerican Mall SA.
(2) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(3) Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Dot Baires Shopping

The following table shows a schedule of lease expirations for Dot Baires Shopping during the periods indicated for existing leases as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2013	97	19,092	39	28,800,617	57
2014	32	6,396	13	9,984,520	20
2015	15	2,548	5	3,293,971	7
2016 and subsequent years	8	21,491	43	8,196,336	16
Total	152	49,527	100	50,275,444	100
(1) Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.

ALTO PALERMO S.A. (APSA)
Annual Report

Soleil Factory Shopping, Gran Buenos Aires

In December 2007, we entered into an agreement with INC S.A. (“INCSA”), a non-related party, for the acquisition of Soleil Factory for an amount of US$ 20.7 million, US$ 7.1 million of which have been paid.

On July 1, 2010, we executed the final deed for partial conveyance of title of the Going Concern and Closing Minutes with INC S.A., whereby INC S.A. transferred to us the shopping center’s going concern, which we started to operate on the referred date. The transaction was exclusive of any debt or credit prior to the transaction with respect to INC S.A.’s business, as well as the real property where a hypermarket currently operates located in the premises. As from such date, the balance of US$ 13.6 million accrues interest at an annual rate of 5%.

On April 12, 2011, the Argentine Antitrust Authority (“CNDC”) granted its consent to the transaction.

Soleil Factory is a shopping center that is under administration from 2010. It has one floor extending over a surface area of 48,313 square meters, 14,712 square meters of which constitute Gross Leasable Area, and we have authorization to build 9,697 additional square meters. It comprises 70 retail stores and parking spaces for 2,335 vehicles.

Soleil Factory Shopping is located in San Isidro, Province of Buenos Aires. It was inaugurated in Argentina more than 25 years ago, and we are turning it into a premium-brand outlet.

For the fiscal year ended on June 30, 2012, visitors to the shopping center generated nominal retail sales totaling approximately Ps. 254.1 million, representing average sales per square meter for the period of approximately Ps. 17,268.2. Revenues from leases increased from Ps. 14.2 million for the fiscal year ended June 30, 2011 to Ps. 19.1 million for the fiscal year ended June 30, 2012, representing monthly revenues per gross leasable square meter of Ps. 84 in 2011 and Ps. 108.2 in 2012.

As of June 30, 2012, its occupancy rate was 100%.

Five largest tenants of Soleil Factory Shopping

Soleil Factory’s five largest tenants (in terms of sales of this shopping center) accounted for approximately 38.5% of its gross leasable area as of June 30, 2012 and approximately 17.7% of its annual base rent for the fiscal year ended on such date.

The following table describes Soleil Factory’s five largest tenants as of June 30, 2012:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Cinemark	Cinema	4,483.2	30.5
Stock Center	Sports clothes and footwear	431.3	2.9
Dexter Outlet	Sports clothes and footwear	366.6	2.5
Grimoldi	Shoes	193.5	1.3
Mc Donald’s	Food	193.0	1.3
Total		5,667.6	38.5

Tenant mix of Soleil Factory Shopping

The following table sets forth the tenants by types of business in Soleil Factory Shopping:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Clothes and footwear	7,322.2	49.8
Entertainment	5,371.3	36.5
Miscellaneous	544.8	3.7
Restaurant	809.9	5.5
Services	664.0	4.5
Total	14,712.2	100.0

Revenues from Soleil Factory Shopping

The following table sets forth certain information relating to the revenues of Soleil Factory Shopping during the following periods:
	Fiscal year ended June 30
	2010	2011	2012
	(in thousands of Ps.)

Base rent	-	8,230.3	12,468.9
Percentage rent (1)	-	5,043.7	5,145.1
Total rent	-	13,274.0	17,614.0
Revenues from admission rights (2)	-	931.9	1,476.3
Management fees	-	-	-
Parking	-	-	-
Other	-	-	13.3
Total	-	14,205.9	19,103.6
(1) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

ALTO PALERMO S.A. (APSA)
Annual Report

Lease expirations for Soleil Factory Shopping

The following table shows a schedule of lease expirations for Soleil Factory Shopping during the periods indicated for existing leases as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2013	20	3,853	26	2,217,974	32
2014	19	1,818	12	318,000	5
2015	19	2,470	17	1,980,000	29
2016 and subsequent years	12	6,571	45	2,418,300	34
Total	70	14,712	100	6,934,274	100

(1) Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.

La Ribera Shopping, City of Santa Fe

On June 15, 2011, Alto Palermo S.A. (APSA), acting in its own name and through its subsidiary, Torodur S.A., acquired fifty percent (50%) of Nuevo Puerto Santa Fe S.A.’s (NPSF) shares, a corporation that is tenant of a building in which the shopping center was built and currently operates.

The purchase price for the 50% was US$ 4.5 million, payable in 19 monthly installments without accrual of interest, with the last installment falling due in February 2013.

The purchase of shares of NPSF was subject to the condition that the Santa Fe Port Administration Office approved the change in NPSF’s shareholding and that the Santa Fe’s Lottery Retirement Fund (Caja de Previsión Social Lotería de Santa Fé) did not challenge it. As such conditions were met, on August 18, 2011 the shares were transferred. In addition, NPSF and Casino Puerto Santa Fe (CPSF) executed a subconcession agreement which replaces the former lease agreement held by NPSF.

Accordingly, APSA became the holder of 33.33% and its subsidiary Torodur of 16.66% of the shares, representing in the aggregate 50% of NPSF’s capital stock and voting rights. In turn, GRAINCO S.A. became holder of the remaining 50%.

La Ribera Shopping has a surface area of 43,219 square meters, comprising 48 retail stores and a 7 2D and 3D-screen multiplex cinema, the last one was opened in August 2012 with state-of-the-art sound and imaging technology. It also comprises a 510-square meter Cultural Center and 24,553 square meters in Outdoor Areas and free Parking Space. Its gross leasable area is approximately 7,710 square meters.

The shopping center is strategically located within the port of Santa Fe, the place with the largest development in terms of real estate in the City of Santa Fe, 27 kilometers away from the City of Paraná and 96 kilometers away from the City of Rafaela, its range of influence represents a potential market of over one million people.

For the fiscal year ended on June 30, 2012, visitors to the shopping center generated nominal retail sales totaling approximately Ps. 135.2 million, representing average sales per square meter for the period of approximately Ps. 17,538.7. Revenues from leases were Ps. 8.65 million for the fiscal year ended June 30, 2012, representing monthly revenues per gross leasable square meter of Ps. 93.5.

As of June 30, 2012, its occupancy rate was 98.7%.

Five largest tenants of La Ribera Shopping

La Ribera’s five largest tenants (in terms of sales of this shopping center) accounted for approximately 51.1% of its gross leasable area as of June 30, 2012 and approximately 25.8% of its annual base rent for the fiscal year ended on such date.

The following table describes La Ribera’s five largest tenants as of June 30, 2012:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Cinemark	Cinema	1,922	24.9
Megatone	Houseware	804	10.4
Playland Park	Entertainment	756	9.8
Mc Donald’s	Food	235	3.1
Red Sport	Sports Clothes and footwear	222	2.9
Total		3,939	51.1

Tenant mix of La Ribera Shopping

The following table sets forth the tenants by types of business in La Ribera:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Clothes and footwear	2,045.4	26.6
Entertainment	2,678.0	34.7
Restaurant	1,177.8	15.3
Miscellaneous	1,004.8	13.0
Home and Houseware	804.0	10.4
Total	7,710.0	100.0

ALTO PALERMO S.A. (APSA)
Annual Report
Revenues from La Ribera Shopping

The following table sets forth certain information relating to the revenues of La Ribera during the following periods:

	Fiscal year ended June 30 (1)
	2010	2011	2012
	(in thousands of Ps.)

Base rent	-	-	4,133.3
Percentage rent (2)	-	-	4,166.6
Total rent	-	-	8,299.9
Revenues from admission rights (3)	-	-	93.5
Management fees	-	-	218.8
Parking	-	-	-
Other	-	-	39.6
Total	-	-	8,651.8

(1)           Does not reflect our interest in the company Nuevo Puerto Santa Fe. Revenues correspond to the accumulated period as from the acquisition of the shopping in August 2011.
(2)           Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(3)           Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for La Ribera Shopping

The following table shows a schedule of lease expirations for La Ribera during the periods indicated for existing leases as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2013	26	3,740	49	2,146,086	57
2014	7	994	12	562,844	15
2015	6	609	8	473,088	12
2016 and subsequent years	9	2,367	31	585,716	16
Total	48	7,710	100	3,767,734	100

(1) Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.

New Projects and Undeveloped Properties.

PAMSA-Dot Baires Offices. Panamerican Mall S.A., our subsidiary developed an office building with a gross leasable area of 9,700 sqm adjacent to the shopping center opened in May 2009, Dot Baires. As of June 30, 2012, this building was in operating conditions and 100% rented, which marks the entrance by the Company in the booming rental office corridor in the northern area of the City of Buenos Aires.

DOT Adjoining Plot (ex Philips). On May 3, the Government of the City of Buenos Aires, through the General Office of Zoning Interpretation (Dirección General de Interpretación Urbanística) approved by means of the pre-feasibility study, the parcel subdivision of the Ex-Philips plot, contingent upon the observance of the applicable building regulations in each of the resulting parcels. In addition, all the uses and parameters established under the municipal ordinance issued by the above mentioned authority are being observed.

Neuquén Project, Province of Neuquén. The main asset of Shopping Neuquén S.A. is a plot of land of approximately 50,000 square meters intended to be used for the construction of a mixed use commercial project. The project contemplates the construction of a shopping center, cinemas, a hypermarket, residential units, a Medical Clinic and other compatible developments.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén (the “Municipality”) and the Province of Neuquén whereby the terms for carrying out the commercial and residential developments were rescheduled and Shopping Neuquén S.A. was authorized to transfer to third parties the title to the plots of land into which the property is to be divided, other than the plot of land where the Shopping Center is to be built.

The referred agreement put an end to the case “Shopping Neuquén S.A. v. Municipality of Neuquén, Administrative Procedural Action” pending before the High Court of Neuquén. As a result, Shopping Neuquén was ordered to pay attorneys’ fees which, though already assessed by the court, are still subject to appeal. This notwithstanding, as of June 30, 2012, an agreement had been reached with some of the referred professionals for the payment of their fees for their performance in the referred case.

On April 15, 2011, Shopping Neuquén S.A. entered into an agreement with Gensar .SA., whereby the latter acquired one of the plots of land comprising the mixed use commercial project adjacent to the location where Shopping Neuquén S.A. is developing the shopping center. In this 14,792.68 sqm parcel, Gensar S.A. promised to construct and operate a hypermarket, which will initially be a Coto hypermarket. To that effect, Gensar S.A. was granted possession of the referred parcel. On September 16, 2011, the title deed to the property was executed in the name of Gensar S.A.

On November 22, 2011, Shopping Neuquén S.A. made a filing whereby it reported that the Shopping Center will be constructed in a single stage instead of two stages as originally conceived, and accordingly, it filed a new schedule of works.

On June 4, 2012, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén whereby the former promised to construct the whole Shopping Center in a single stage according to the new schedule filed, which provides a maximum term of twenty-four (24) months counted as from the execution date of the relevant Deed of Start of Works. Such agreement was approved by Decree No. 0572 dated June 8, 2012 issued by the Mayor of the Municipality of Neuquén.

Should any of the conditions set forth in the agreement be breached, the Municipality of Neuquén shall have the right to terminate the agreement and file any actions available to it in that regard, including demanding the return of Shopping Neuquén S.A.’s parcels sold by the Municipality.

ALTO PALERMO S.A. (APSA)
Annual Report

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006 we participated in a public bidding called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 square meters of surface area. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial floors and has two underground parking lots. This shopping center also includes two neighboring buildings with cinemas and a commercial annex connected to the sector covered by the call for bids and legally related through easement contracts. The building is under a concession contract effective for a 40-year term, expiring in February 2032, in which Alto Palermo acts as grantor. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed conveying the property, together with the transfer of the respective concession contract.

Caballito lot, Ferro Project. This is a property of approximately 23,791 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which APSA purchased in November 1997. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property and it has been consented to by the City’s Executive Branch.

Coto Residential Project. Alto Palermo is the owner of an air space of about 24,000 sqm above the Coto hypermarket that is close to Abasto Shopping Center in the heart of the city of Buenos Aires. Alto Palermo S.A. and Coto Centro Integral de Comercialización S.A. (“Coto”) executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. During fiscal year 2009, a conditional barter agreement was executed, pursuant to which APSA would transfer to Cyrsa S.A. (Cyrsa) 112 parking units and the rights to erect on top of the hypermarket two building towers in so far as a number of conditions are met. In exchange, Cyrsa would deliver to APSA an as of yet undefined number of units in the building to be erected equivalent to 25% of the square meters that as a whole do not total less than four thousand and fifty-three square meters, with fifty square centimeters of own square meters to be built. Additionally, in the event there were any, Cyrsa would deliver to APSA a number of storage spaces equivalent to 25% of the storage spaces in the building to be erected. In addition, in the event of meeting the conditions precedent applicable to the transaction, Cyrsa would pay to APSA US$ 88,815 and would proceed with the works in the parking lots that APSA would receive from Coto. This payment would be made within 30 running days as from the execution of the barter deed. For this barter to be consummated, the conditions precedent require Coto, the current owner of the real estate mentioned above that currently hosts a hypermarket, retail stores and parking spaces, to provide certain essential services. Possession over the real estate shall be conveyed upon executing the title deed, scheduled to take place within 30 days counted as from the date on which APSA notifies Cyrsa of compliance with the conditions precedent. The transaction between Cyrsa and APSA amounts to US$ 5.9 million. As of June 30, 2011, it had been transferred to APSA for its subsequent development.

Torres Rosario Project, City of Rosario, Province of Santa Fe. APSA owns a block of land of approximately 50,000 square meters divided into 8 smaller plots, in the City of Rosario, near the Alto Rosario Shopping Center. At June 30, 2011, 2 of the plots had been bartered with Condominios del Alto S.A. (plots 2-G and 2-H).

As consideration for the barter of parcel 2-G (totaling a surface area of 10,128 sqm for sale), Condominios de Alto S.A. will transfer 15 apartments, with a total constructed area of 1,504.45 sqm (representative of 14.85% of the total building to be constructed in this parcel) and 15 parking spaces (representative of 15% of the total parking surface to be constructed in this property). On March 17, 2010, APSA and Condominios del Alto S.A. executed a supplementary deed that specifically determines the units involved in the barter that should be transferred to APSA and the deed of possession of the 15 functional units corresponding to parking spaces. These units are already for sale since May 2010.

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale), Condominios de Alto S.A. will transfer 42 apartments, with a total constructed surface area of 3,188 sqm (representative of 22% of the total building to be constructed in this parcel) and 47 parking spaces (representative of 22% of the total parking surface to be constructed in this property).

As of June 30, 2012, the rest of the parcels of Block 2 had been sold, as per the following detail. Parcel 2-A was sold for US$ 4.2 million and its title deed was executed in May 2011; parcel 2-B was sold for US$ 1.51 million and its title deed was executed in 2011; parcel 2-C was sold for US$ 1.51 million and its title deed was executed in 2011; parcel 2-D was sold for US$ 1.54 million, to be collected in 5 installments (4 installments of US$ 0.257 million collected in February, June and August 2011, a fourth one to be collected in November 2011 and the fifth one to be collected in February 2012 for US$ 0.513 million, on which date the title deed will be executed); parcel 2-E was sold for US$ 1.43 million and its title deed was executed in September 2010; and parcel 2-F was sold for US$ 1.93 million and its title deed was executed in July 2011. On December 28, 2011, Condominios del Alto S.A. transferred to APSA title to the 15 functional units and 15 parking spaces comprising the non-monetary consideration of the barter of parcel 2G executed in October 2007. Accordingly, APSA released the mortgage on the property created as security for such consideration.

Condominios del Alto I- (parcel 2-G). The project is composed of two opposite blocks of buildings, commercially divided into 8 sub-blocks. Apartments (97 units) are distributed in 6 stories with parking spaces (98 units) in the basement. Condominios del Alto I’s amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. Given its excellent location and construction quality, this development is targeted at a medium-high income segment.

As of June 30, 2012, the project has been completed and 7 apartments with parking spaces have been sold, with 8 apartments and 8 parking spaces and one storage space being available for sale.

ALTO PALERMO S.A. (APSA)
Annual Report

Condominios del Alto II – (parcel 2-H). The project will be composed of two opposite blocks of buildings, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed in 6 stories and 195 parking spaces located in two basements. The amenities will include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry.

As of June 30, 2011 42 apartments (4,211 sqm), 47 parking spaces and 6 storage spaces were available for sale. APSA has a block of approximately 50,000 square meters subdivided into 8 smaller parcels, located in the City of Rosario, close to Alto Rosario Shopping Center. As of June 30, 2010, 2 parcels were bartered (2-G and 2-H). Barter of parcel 2-G represents a total surface area of 10,128 square meters for sale, and Condominios de Alto S.A. will receive 15 apartments, with a total built area of 1,504 square meters and 15 parking spaces under the barter agreement, which were put on sale in May. Barter of parcel 2-H represents a total of 14,500 square meters subject to sale, out of which 3,188 square meters represent performance of the barter agreement. This surface area is equal to 42 apartments and 42 parking spaces.

As consideration for the barter of parcel 2-G (totaling a surface area of 10,128 sqm for sale), Condominios de Alto S.A. will transfer 15 apartments, with a total constructed area of 1,504.45 sqm (representative of 14.85% of the total building to be constructed in this parcel) and 15 parking spaces (representative of 15% of the total parking surface to be constructed in this property). As of the end of fiscal 2010, APSA and Condominios del Alto S.A. executed a supplementary deed that specifically determines the units involved in the barter that should be transferred to APSA and the deed of possession of the 15 functional units corresponding to parking spaces. These units are already for sale since May 2010. In parcel 2-G, the degree of completion is 100% and the execution of its deed is imminent.

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale), Condominios de Alto S.A. will transfer 42 apartments, with a total constructed surface area of 3,188 sqm (representative of 22% of the total building to be constructed in this parcel) and 47 parking spaces (representative of 22% of the total parking surface to be constructed in this property).

As of June 30, 2012, the works in parcel H have been completed and we have started to deliver the units, with 35 apartments (3,601 sqm), 41 parking spaces and 5 storage spaces being available for sale.

Beruti lot. During June 2008, APSA acquired a plot of land situated at Beruti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires quite close to our Shopping Center known as “Alto Palermo Shopping”. The transaction involved a surface area of 3,207 square meters for a price of US$ 18.8 million. This has been a significant acquisition because of the strategic location of the property. On October 13, 2010, APSA and TGLT S.A. executed the preliminary sales agreement whereby APSA sold the lot. As consideration, APSA received US$ 10,700,000, 17.33% of the saleable square meters, 15.82% of the residential parking spaces and 170 of the business parking spaces located in the first and second underground levels. As security for the transaction, TGLT delivered to APSA a performance bond for US$ 4,000,000 and a first-degree mortgage in the name of APSA for US$ 8,143,231, over the lot. Delivery is scheduled for November 2013.

Paraná Plot. On June 30, 2009, Alto Palermo S.A. (APSA) executed a “Letter of Intent” whereby it stated its intention to acquire a plot of land of approximately 10,022 square meters in the City of Paraná, Province of Entre Ríos, to be allocated to the construction, development and exploitation of a shopping center or mall. The purchase price was US$ 0.5 million, of which as of July 14, the sum of US$ 0.05 million was paid as advance payment and as consideration for the promise of not selling the property until November 27, 2009. On December 29, 2011, the deed of possession was executed.

La Ribera Shopping – Santa Fe. APSA Centros Comerciales acquired 50% of Nuevo Puerto Santa Fe S.A.’s shares, a corporation that is concessionaire of a building in which La Ribera Shopping was built and currently operates, located at Dique I of the Santa Fe City’s Port.

As it is a building under a concession agreement, the purchase of shares of Nuevo Puerto Santa Fe S.A. was subject to the condition that the Santa Fe Port Administration Office approved the change in the company’s shareholding and that the Santa Fe’s Lottery Retirement Fund (Caja de Previsión Social Lotería de Santa Fé) did not challenge it. The Santa Fe Port Administration Office approved the change in Nuevo Puerto Santa Fe S.A.’s shareholding. These conditions having been met, on August 18, the agreements for the purchase of 50% of the referred company were executed. Therefore, APSA started to operate La Ribera Shopping, adding a new shopping center to the twelve shopping centers that the company already owned and operated.

The 20,000-square meter shopping center is located within the Ribera Port complex, a 50,000-sqm project that also includes a five-star hotel, casino, convention center and cultural center. The 7,710 sqm of gross leasable area of La Ribera Shopping include 48 retail stores, 20 stands, a large food court, a multiplex cinema and a playroom area for children. In addition, it has 4,500 sqm of parking space for 418 vehicles.

ALTO PALERMO S.A. (APSA)
Annual Report

Recent Events

Puertas de Luján Property (ex UOM)

On May 18, 2012, APSA and CRESUD executed a preliminary sales agreement with possession whereby APSA acquired the Puertas de Luján property (ex UOM), located at km 67.5 of the Acceso Oeste Highway and covering a surface area of 116 hectares.

In November 2011, a Municipal Ordinance approved the subdivision of the property and the possibility of changing its intended use from the original use in effect at the moment of its acquisition. This allows us to develop a mixed-use project.

The transaction was made for an amount of US$ 8,960,000.

Predio San Martín

On May 30, 2012, APSA acquired 100% of IRSA’s shareholding in Quality Invest S.A. (50% of the total shareholding), a company whose main asset is the property where the manufacturing plant and the administrative offices of the firm Nobleza Piccardo are located. The property has a surface area of 160,000 sqm and a built area of 80,000 sqm. It is located 200 meters away from the intersection of San Martin Avenue and Gral. Paz Avenue in the District of San Martín.

On May 16, the Town Hall of San Martin granted the pre-feasibility authorization for commercial uses, entertainment, events, offices, etc., which would allow us to build a mixed-use project in this property.

The transaction was made for an amount of US$ 9,700,000.

Additional purchase Arcos Gourmet

In addition, on September 7, 2011, APSA purchased shares accounting for 8.185% of the capital stock and votes for US$ 1.75 million.

ALTO PALERMO S.A. (APSA)
Annual Report
Competition

Shopping centers

Given that most of our shopping centers are located in highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it is difficult for other companies to compete with us in areas through the development of new shopping centers. Our principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping centers in Argentina.

Company	Shopping Center	Location (1)	Gross leasable area	Stores	% of gross leasable area at national level (2)	Stores (2)
					(%)	(%)
APSA
	Abasto de Buenos Aires (7)	CABA	41,464	174	2.41%	2.84%
	Alto Palermo Shopping	CABA	18,701	143	1.08%	2.34%
	Buenos Aires Design(3)	CABA	13,769	62	0.80%	1.01%
	Dot Baires Shopping(5)	CABA	49,527	152	2.88%	2.48%
	Paseo Alcorta(4)	CABA	52,736	111	3.07%	1.81%
	Patio Bullrich	CABA	11,684	83	0.68%	1.36%
	Córdoba Shopping(4)	Córdoba	22,175	107	1.29%	1.75%
	Alto Avellaneda (4)	GBA	67,914	140	3.95%	2.29%
	Mendoza Plaza Shopping(4)	Mendoza	40,673	148	2.37%	2.42%
	Alto Rosario (7)	Rosario	40,906	146	2.38%	2.39%
	Alto Noa(4)	Salta	19,001	92	1.11%	1.50%
	La Ribera Shopping (6)	Santa Fé	7,710	49	0.45%	0.80%
	Soleil (4)	GBA	24,512	69	1.43%	1.13%
	Subtotal		410,763	1,476	23.90%	24.12%
Cencosud S.A.
	Portal de Palermo(4)	CABA	32,252	36	1.88%	0.59%
	Portal de Madryn	Chubut	4,100	26	0.24%	0.43%
	Factory Parque Brown(4)	GBA	31,468	91	1.83%	1.49%
	Factory Quilmes(4)	GBA	43,405	47	2.53%	0.77%
	Factory San Martín(4)	GBA	35,672	31	2.08%	0.51%
	Las Palmas del Pilar Shopping(4)	GBA	50,906	131	2.96%	2.14%
	Plaza Oeste Shopping(4)	GBA	41,120	146	2.39%	2.39%
	Portal Canning(4)	GBA	15,114	21	0.88%	0.34%
	Portal de Escobar(4)	GBA	31,995	31	1.86%	0.51%
	Portal Lomas(4)	GBA	32,883	50	1.91%	0.82%
	Unicenter Shopping(4)	GBA	94,279	287	5.49%	4.69%
	Portal de los Andes (4)	Mendoza	33,154	45	1.93%	0.74%
	Portal de la Patagonia(4)	Neuquén	38,468	94	2.24%	1.54%
	Portal de Rosario(4)	Rosario	66,361	182	3.86%	2.98%
	Portal de Tucumán(4)	Tucumán	21,301	94	1.24%	1.54%
	Portal de Trelew (4)	Chubut	21,812	69	1.27%	1.13%
	Subtotal		594,290	1,381	34.59%	22.61%

Other Operators
	Subtotal		712,895	3,260	41.51%	53.29%
Total			1,717,948	6,117	100%	100%
(1) “GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the Autonomous City of Buenos Aires.
(2) Percentage over total shopping centers in Argentina that are members of the Argentine Chamber of Shopping Centers (CASC). Figures may not sum due to rounding.
(3) The effective interest held by Alto Palermo S.A. in ERSA, the company that operates the concession of this building, is 53.684%.
(4) Includes total leasable area occupied by supermarkets and hypermarkets.
(5) APSA’s interest in Panamerican Mall SA is 80%.
(6) APSA’s interest in Nuevo Puerto Santa Fe SA is 50%.
(7) Includes Museo de los Niños.
Source: Argentine Chamber of Shopping Centers.

ALTO PALERMO S.A. (APSA)
Annual Report
Corporate service agreements entered into with IRSA and Cresud

In due course, the Board of Directors deemed it appropriate to implement alternative initiatives aimed at reducing certain fixed costs in activities taking into account that our controlling company, IRSA, and also Cresud have operating areas with certain similarities, seeking to reduce their impact on operating results, thereby taking advantage of and optimizing the individual efficiencies of each company in the different areas of operations management.

To that effect, on June 30, 2004, a Framework Agreement for the Exchange of Corporate Services was executed by and between our Company, IRSA and Cresud, which was subsequently amended on August 23, 2007, August 14, 2008, November 27, 2009, and July 11, 2011.

The Framework Agreement for the Exchange of Corporate Services among us, Cresud and IRSA currently involves the following areas in the exchange of services: Human Resources; Finance; Institutional Relations; Administration and Control; Systems and Technology; Insurance; Messenger Services; Contracts; Audit and Control; Technical, Infrastructure and Services; Purchases; Architecture and Design, Development and Works; Real Estate, Hotels and Tourism; Assistance to Board of Directors and Security.

The exchange consists in the provision of services for valuable consideration in relation to any of the above mentioned areas, carried out by one or more of the parties to the Framework Agreement for the Exchange of Corporate Services on behalf of the other party or parties, invoiced by each party, and payable primarily through offsetting based on the provision of services in any such areas, and secondarily in cash, in case of a difference in value of the services provided.

Under this “Framework Agreement for the Exchange of Corporate Services”, the parties have hired an external consulting company to review and evaluate on a six-month basis the criteria used in the settlement of corporate services, as well as the bases of distribution and supporting documentation used in the process, to be reflected in a report prepared and released for each six-month period.

On March 12, 2010, a new amendment to the Framework Agreement for the Exchange of Corporate Services was executed with IRSA and Cresud in order to simplify the issues arising from the consolidation of the financial statements as a result of Cresud’s increased interest in IRSA. In this sense, our Board of Directors has deemed convenient and advisable for such purpose to unify Cresud and transfer our as well as IRSA’s employment agreements to Cresud. Effective as from January 1, 2010, labor costs of those employees were transferred to Cresud’s payroll, which services will continue to be distributed with us and IRSA in accordance with the Framework Agreement for the Exchange of Corporate Services.

Looking ahead, and as a continuation of the policy currently in place, the main purpose of which is to generate a streamlined distribution of corporate resources amongst the various areas, this Framework Agreement for the Exchange of Corporate Services may be extended or amended to other areas that the Company shares with IRSA and Cresud.

It should be noted that, notwithstanding this procedure, the Company, as well as IRSA and Cresud maintain total independence of criteria and confidentiality in our strategic and commercial decisions, and that the allocation of costs and income is performed based on operating efficiency and equity principles, without pursuing individual economic benefits for each company. The implementation of this project does not impair the identification of the economic transactions or services involved, or the effectiveness of internal control systems or internal and external audit work of each company, or the disclosure of the transactions subject to the Framework Agreement for the Exchange of Corporate Services in accordance with Technical Resolution No. 21 of the FACPCE. Mr. Alejandro Gustavo Elsztain has been appointed to the position of General Coordinator, whereas Abraham Perelman has been charged with the operation and implementation of the agreement on behalf of our company, Cedric Bridger shall represent IRSA, and Daniel E. Mellincovsky shall represent Cresud. All these individuals are members of the Audit Committees of their respective companies.

ALTO PALERMO S.A. (APSA)
Annual Report
7. Financial Summary

Our total consolidated debt outstanding as of June 30, 2012 amounted to Ps. 780.1 million, 96.0% of which was denominated in US Dollars and the remaining 4.0% was denominated in Pesos.

The following table presents certain information about our indebtedness as of June 30, 2012 with a breakdown of its main components:

	Debt as of June 30, 2012
	Currency (in thousands of Ps.)	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total	Average rate %
Financial and Bank Loans
10% Convertible Notes due 2014 (1)	USD	6,535	-	143,717	-		150,252	10%
Series I Notes (1) (2)	USD	5,009				497,970	502,979	8%
Fees and expenses in connection with the issuance of debt to accrue	Ps.	(455)	(455)	(455)	(455)	(417)	(2,237)	-
Bank overdrafts	Ps.	32,173	-	-	-	0	32,173	Float
Interest on bank loans	Ps.	6	-	-	-	-	6	-
Financial leases	Ps.	787	107	107	107	106	1,213	10%
Debt on acquisition of Predio San Martín	USD	17,644	17,429	-	-	-	35,073	8%
Total financial and bank loans		61,699	17,081	143,369	(349)	497,659	719,459
Debt on the acquisition of Soleil Factory goodwill	USD	2,854	-	-	-	38,689	41,543	5%
For acquisition of equity investees	USD	17,653	1,530	-	-	-	19,183
Total loans for acquisition of equity investees		20,507	1,530			38,689	60,726
Total Debt		82,206	18,611	143,369	(349)	536,348	780,185

(1) Includes interest
(2) Net of repurchased Notes

ALTO PALERMO S.A. (APSA)
Annual Report

10% Convertible Notes due 2014. On July 19, 2002 we issued US$ 50.0 million Unsecured Convertible Notes (the “Convertible Notes”) in exchange for cash and settlement of certain liabilities with our shareholders. Raymond James Argentina, Sociedad de Bolsa S.A. acted as underwriting and placement agent and the offer was fully subscribed. The proceeds of the issue of Convertible Notes was used to settle short-term bank loans in the sum of Ps. 27.3 million, and to redeem secured corporate notes issued by us in the principal amount of Ps. 52.8 million. Convertible Notes accrue interest (payable semi-annually) at a 10.0% fixed annual rate, and are convertible, at any time, at the holder’s option into common shares at a par value of Ps. 0.10 per share. Translation rate per US dollar is Ps. 3.08642 or the result obtained from dividing the exchange rate effective at translation date by the par value of our common shares, whichever is lower. Maturity date of Convertible Notes was July 19, 2006, but at a special noteholders’ meeting held on May 2, 2006, the noteholders approved the extension of the maturity date of Convertible Notes to July 19, 2014; the other terms and conditions remained unchanged. During the fiscal years 2006, 2005, 2004 and 2003 the holders of approximately US$ 2.77 million of our Convertible Notes exercised their conversion rights; therefore, we issued 1,539,000; 52,741,373; 22,852,514 and 4,829,745 common shares, respectively. As of June 30, 2012, the outstanding balance of our Convertible Notes was US$ 31.7 million. If all the noteholders exercise their conversion rights, our common shares would increase from 1,259.6 million to 2,239.7 million.

On May 26, 2011, a repurchase offer was approved at the Shareholders’ Meeting in the amount of USD 36.1 million in connection with our outstanding Convertible Notes. In addition, at the Meeting held on such date, IRSA’s shareholders approved the sale of such Convertible Notes, contingent upon a capital increase and the issuance of new shares by the Company. The Convertible Notes held by IRSA represent 99.95% of the outstanding amount thereof. Our Audit Committee considered that the terms of our repurchase proposal in connection with the Convertible Notes are reasonable and we obtained third party opinions supporting the reasonability of the repurchase price offered. Furthermore, on May 23, 2012, our Shareholders’ Meeting resolved to extend for 2 additional years the delegation of powers to our Board of Directors for the implementation of the referred capital increase and the resulting sale of our convertible Notes to IRSA.

Series I and Series II Notes. On May 11, 2007, we issued two new Series of Notes totaling US$ 170 million within the framework of the Global Note Program for a principal amount of US$ 200 million.

Series I corresponds to the issue of US$ 120 million Notes due on May 11, 2017, bearing interest at a fixed interest rate of 7.875% payable semi-annually on May 11 and November 11 each year starting on November 11, 2007. The principal amount of this Series is due in a single installment at maturity.

Series II corresponds to the issue of Ps. 154.0 million (equivalent to US$ 50 million) Notes due on June 11, 2012, bearing interest at a fixed interest rate of 11% payable semi-annually on June 11 and December 11 each year starting on December 11, 2007. The last installment of principal and interest was paid on the maturity date.

Purchase of Alto Palermo Series 1 Notes. During fiscal 2009 we bought US$ 5.0 million in nominal value of our Series 1 fixed interest rate Notes due June 2017 issued under the Global Note Program for up to US$ 200,000,000. As a weighted average, the price paid was US$ 0.3978 for a total of US$ 2 million. During fiscal year 2011, we purchased our Series 1 fixed interest rate Notes due June 2017 in an amount equivalent to USD 5.0 million (nominal value). In this case, the price was USD 1.0201 for a total of USD 5.1 million. As of June 30, 2012, our holdings of Series 1 Notes amounted to US$ 10 million in nominal value.

Purchase of Alto Palermo Series 2 Notes. During fiscal 2009 US$ 3 million in nominal value of our Series 2 fixed interest rate Notes due June 2012  (Argentine Peso-Linked Note) were bought. As a weighted average, the price paid was US$ 0.75 for a total of US$ 2.25 million. There have been no purchases of these notes during fiscal year 2012. As of 2012 fiscal year-end, the last installment of principal and interest for the notes had been paid.

Alto Palermo’s Series III and Series IV Notes. On November 13, 2009, we issued two new series of Notes under our US$ 200,000,000 Global Note Program.

On May 12, 2011, Series III Notes, which consisted of notes for a principal amount of Ps. 55.8 million, were repaid. Such Notes accrued interest at the BADLAR Private interest rate plus 3% payable every three months. On May 12, the principal amount of Series IV Notes, which consisted of notes for a principal amount of US$ 6.6 million (equivalent to Ps. 25.0 million), was also repaid. Such Notes accrued interest in US dollars upon the nominal amount at a fixed interest rate of 6.75% per annum payable on a three-month basis, due in a single installment on May 12, 2011.

ALTO PALERMO S.A. (APSA)
Annual Report
The following are some of the Company’s most important financial ratios:

	06/30/2012	06/30/2011	Variation	Difference (%)
EBITDA (1)	711,920	589,102	122,818	20.85%
EBITDA per share	0.00057	0.00047	0.00010	20.82%
EBITDA per share - Fully Diluted	0.00028	0.00023	0.00004	18.17%

EBITDA Leases and services	697,235	515,695	181,540	35.20%
EBITDA Consumer Financing	2,685	20,800	(18,115)	(87.09)%
EBITDA Other	12,000	52,607	(40,607)	(77.19)%

Financial Indebtedness (2)	738,698	673,465	65,233	9.69%
Shares outstanding	1,259,886,188	1,259,608,411	277,777	0.02%
Quantity of shares - Fully Diluted	2,564,667,420	2,507,917,195	56,750,225	2.26%
Share price	0.0223	0.0235	(0.0012)	(5.11)%
Market capitalization	28,095,462	29,600,798	(1,505,336)	(5.09)%
Market capitalization - Fully Diluted	57,192,083	58,936,054	(1,743,971)	(2.96)%
Net Firm Value (3)	28,684,082	30,099,315	(1,415,233)	(4.70)%
Net Firm Value - Fully Diluted	57,780,703	59,434,571	(1,653,868)	(2.78)%
Financial debt / Net Firm Value	0.03	0.02	0.00	15.10%

FFO (4)	456,835	376,989	79,846	21.18%
FFO per share	0.00036	0.00030	0.0001	21.15%
Profit of the year	327,842	272,054	55,788	20.51%

(1) Operating income/(loss) plus Fixed assets’ depreciation and Intangibles’ amortization. The EBITDA indicator is not deemed to be a generally accepted accounting measurement and thus it should not be used as a measure of financial or operating performance.
(2) Financial Indebtedness net of accrued interest, bank overdrafts and expenses incurred to issue the notes to be accrued (includes financial debts with investees under Section 33 of Law No. 19,550).
(3) Shares outstanding at their quoted price at the end of each fiscal year, plus financial indebtedness less cash and banks and current investments.
(4) Funds from operations calculated as Income/(loss) for the year before Other income and expenses, payment of expenses incurred to issue the notes, depreciations and amortizations. FFO is not considered to be a generally accepted accounting measure and therefore, it should not be used as a measure of financial or operating performance.

ALTO PALERMO S.A. (APSA)
Annual Report

8. Management Discussion and Analysis of the Company’s Results of Operations and Financial Resources

Revenues

Our net revenues rose by 7.8%, up from Ps. 856.5 million during the fiscal year ended on June 30, 2011 to Ps. 923.6 million during the fiscal year ended June 30, 2012. This variation was mainly attributable to: (i) a Ps. 205.2 million increase in the revenues of our Leases and services segment, partially offset by (ii) a Ps. 74.5 million decrease in the revenues of our Other segment, and (iii) a Ps. 63.8 million decrease in the revenues of our Consumer Financing segment.

Leases and services. Our revenues from Leases and services increased by 30.3%, from Ps. 677.1 million during the fiscal year ended on June 30, 2011 to Ps. 882.3 million during the fiscal year ended June 30, 2012. The reasons for this increase mainly lies in a Ps. 154.2 million increase in the revenues from variable and fixed leases as a result of: (i) a 28.3% increase in the total sales of our tenants, up from Ps. 7,766.3 million in the fiscal year ended on June 30, 2011 to Ps. 9,966.4 million in the fiscal year ended on June 30, 2012, and (ii) an increase in the average price per square meter.

Consumer Financing. Revenues from our Consumer Financing segment had a 93.0% decrease, from Ps. 68.6 million during the fiscal year ended on June 30, 2011 to Ps. 4.8 million during the fiscal year ended on June 30, 2012, as a result of the sale of 80% of the shares of Tarshop S.A. during the previous fiscal year.

Other. Revenues from our Other segment recorded a 67.1% decrease, from Ps. 111 million during the fiscal year ended on June 30, 2011 to Ps. 36.5 million during the fiscal year ended on June 30, 2012. This decrease was mainly originated in the barter of the Beruti Plot and the sale of one parcel of the Neuquén Plot during the previous fiscal year, partially offset by the sale of parcels in the Rosario Plot and the functional units of Torres Rosario during this fiscal year.

Revenues	Revenues for the fiscal years ended on June 30,
	2012	2011
	(in million Ps.)
Leases and services	882.3	677.1
Consumer Financing	4.8	68.6
Other	36.5	111.0
Eliminations	-	-0.2
Total revenues	923.6	856.5

Costs

Total costs experienced a decrease of 26.1% from Ps. 257.8 million during the fiscal year ended on June 30, 2011 to Ps. 190.6 million during the fiscal year ended on June 30, 2012. This was mainly due to: (i) a Ps. 38.3 million decrease in the costs of our Other segment, (ii) a Ps. 21.9 million decrease in our Consumer Financing segment, and (iii) a Ps. 7.8 million decrease in the costs of our Leases and services segment. Total costs as a percentage of total revenues shrank from 30.1% during the fiscal year ended on June 30, 2011 to 20.6% during the fiscal year ended on June 30, 2012, on account of a percentage decrease in total costs against the increase in total revenues in this fiscal year.

Leases and services. The cost of Leases and services decreased by 4.7%, from Ps. 165.1 million during the fiscal year ended on June 30, 2011 to Ps. 157.3 million during the fiscal year ended June 30, 2012. This decrease was mainly attributable to: (i) a Ps. 12.2 million decrease in the costs associated to non-recovered common maintenance expenses; (ii) lower contingent legal proceedings for Ps. 1.9 million, (iii) lower losses, costs and judicial expenses for Ps. 1.0 million; and (iv) a decrease in the cost of available units of Ps. 1.0 million, partially offset by (v) a Ps. 4.4 million increase in parking lot costs; (vi) a Ps. 1.8 million increase in maintenance and repair costs and (vii) a Ps. 1.3 million increase in depreciation and amortization. The cost of our Leases and services segment measured as a percentage of the segment’s revenues shrank from 24.4% in the fiscal year ended on June 30, 2011 to 17.8% during the fiscal year ended on June 30, 2012, on account of a further increase in the revenues of this segment, which had been 30.3%, compared to the 4.7% decrease in costs in this fiscal year.

Consumer Financing. The cost of our Consumer Financing segment shrank by 93.2%, down from Ps. 23.5 million during the fiscal year ended on June 30, 2011 to Ps. 1.6 million during the fiscal year ended on June 30, 2012. The reason for this decrease mainly lies in the sale of 80% of the shares of Tarshop S.A. during the previous fiscal year.

Other. The cost of our Other segment experienced a 54.7% decrease, from Ps. 70.0 million during the fiscal year ended on June 30, 2011 to Ps. 31.7 million during the fiscal year ended on June 30, 2012, on account of the barter of the Beruti Plot and the sale of a parcel in the Neuquén Plot during the previous fiscal year, partially offset by the sale of parcels in the Rosario Plot and functional units of Torres Rosario during this fiscal year.

Costs	Costs for the fiscal years ended on June 30,
	2012	2011
	(in million Ps.)
Leases and services	-157.3	-165.1
Consumer Financing	-1.6	-23.5
Other	-31.7	-70.0
Eliminations	-	0.8
Total costs	-190.6	-257.8

ALTO PALERMO S.A. (APSA)
Annual Report
Gross profit

As a consequence of the above-mentioned events, our gross profit increased by 22.4% from Ps. 598.7 million during the fiscal year ended on June 30, 2011 to Ps. 733.0 million during the fiscal year ended on June 30, 2012. Gross profit as a percentage of total revenues rose from 69.9% in the fiscal year ended on June 30, 2011 to 79.4% during the fiscal year ended on June 30, 2012, mainly owing to the increase in the gross margins of our Leases and services, Consumer Financing and Other segments.

Leases and services. Gross profit from Leases and services increased by 41.6%, from Ps. 512.1 million for the fiscal year ended on June 30, 2011 to Ps. 725.0 million during the fiscal year ended on June 30, 2012, mainly as a result of a 28.3% increase in the total sales of our tenants, which rose from 7,766.3 million in the fiscal year ended on June 30, 2011 to Ps. 9,966.4 million in the fiscal year ended on June 30, 2012, which resulted in higher percentage leases. Gross profit from the Leases and services segment as a percentage of revenues for this segment increased from 75.6% during the fiscal year ended on June 30, 2011 to 82.2% during the fiscal year ended on June 30, 2012, mainly as a result of a 30.3% increase in the revenues of this segment against the 4.7% decrease in costs in this fiscal year.

Consumer Financing. Gross profit from our Consumer Financing segment shrank by 92.2%, from Ps. 45.1 million during the fiscal year ended on June 30, 2011 to Ps. 3.2 million during the fiscal year ended on June 30, 2012. Gross profit from the Consumer Financing segment as a percentage of this segment’s revenues rose from 65.7% during the fiscal year ended on June 30, 2011 to 66.7% during the fiscal year ended on June 30, 2012. This variation was mainly attributable to a greater decrease in the costs of this segment as compared to its revenues.

Other. Gross profit from our Other segment experienced a 88.5% decrease, from Ps. 40.9 million during the fiscal year ended on June 30, 2011 to Ps. 4.7 million during the fiscal year ended on June 30, 2012.

Gross profit	Gross profit for the fiscal years ended on June 30,
	2012	2011
	(in million Ps.)
Leases and services	725.0	512.1
Consumer Financing	3.2	45.1
Other	4.7	40.9
Eliminations	-	0.6
Total gross profit	733.0	598.7

ALTO PALERMO S.A. (APSA)
Annual Report

Selling expenses

Selling expenses shrank by 20.2%, from Ps. 68.4 million during the fiscal year ended on June 30, 2011 to Ps. 54.6 million during the fiscal year ended on June 30, 2012, mainly as a result of a Ps. 24.8 million decline in the expenses from our Consumer Financing segment and a Ps. 1.5 million decrease in the expenses from our Other segment, partly offset by a Ps. 12.6 million increase in the expenses associated to our Leases and services segment. Total selling expenses as a percentage of total revenues, went down from 8.0% during the fiscal year ended on June 30, 2011 to 5.9% during the fiscal year ended on June 30, 2012, as a result of a 20.2% decline in selling expenses compared to the 7.8% increase in revenues in this fiscal year.

Leases and services. Selling expenses from the Leases and services segment increased by 31.3%, from Ps. 40.2 million during the fiscal year ended on June 30, 2011 to Ps. 52.8 million during the fiscal year ended on June 30, 2012, primarily due to: (i) a Ps. 7.5 million increase in turnover tax charges, (ii) a Ps. 2.1 million increase in advertising expenses, (iii) a Ps. 1.5 million increase in bad debts and (iv) a Ps. 1.2 million increase  in the expenses associated to salaries and social security contributions during this fiscal year. Selling expenses as a percentage of the Leases and services segment recorded a slight increase, from 5.9% during the fiscal year ended on June 30, 2011 to 6.0% during the fiscal year ended on June 30, 2012.

Consumer Financing. Selling expenses from the Consumer Financing segment declined by 98.8%, down from Ps. 25.1 million during the fiscal year ended on June 30, 2011 to Ps. 0.3 million during the fiscal year ended on June 30, 2012, mainly due to: (i) a Ps. 6.3 million decrease in turnover taxes; (ii) a Ps. 5.5 million decrease in the salaries and social security contributions charges; (iii) a Ps. 4.2 million decrease in the services fees charges; (iv) a Ps. 4.2 million decrease in advertising expenses, (v) a Ps. 1.4 million decrease in bad debts, and (vi) a Ps. 1.1 million decrease in depreciation and amortization during this fiscal year. Selling expenses from the Consumer Financing segment, as a percentage of this segment’s revenues, shrank from 36.6% during the fiscal year ended on June 30, 2011 to 6.3% during the fiscal year ended on June 30, 2012.

Other. Selling expenses from our Other segment experienced a 48.4% decrease, from Ps. 3.1 million during the fiscal year ended June 30, 2011 to Ps. 1.6 million during the fiscal year ended June 30, 2012 mainly due to a Ps. 1.5 million decrease in turnover taxes during this fiscal year.

Selling expenses	Selling expenses for the fiscal years ended on June 30,
	2012	2011
	(in million Ps.)
Leases and services	-52.8	-40.2
Consumer Financing	-0.3	-25.1
Other	-1.6	-3.1
Eliminations	-	-
Total selling expenses	-54.6	-68.4

ALTO PALERMO S.A. (APSA)
Annual Report

Administrative expenses

Administrative expenses increased by 18.2%, from Ps. 76.3 million during the fiscal year ended on June 30, 2011 to Ps. 90.2 million during the fiscal year ended on June 30, 2012. This variation is mainly explained by: (i) a Ps. 20.8 million increase in the expenses of our Leases and services segment, partially offset by (ii) a Ps. 6.7 million decrease in the expenses from our Consumer financing segment and a Ps. 0.1 million drop in the Other segment. Total administrative expenses as a percentage of total revenues increased from 8.9% during the fiscal year ended on June 30, 2011 to 9.8% during the fiscal year ended on June 30, 2012.

Leases and services. Administrative expenses from the Leases and services segment increased by 30.1%, up from Ps. 69.1 million during the fiscal year ended on June 30, 2011 to Ps. 89.9 million during the fiscal year ended on June 30, 2012, primarily due to: (i) a Ps. 6.2 million increase in directors’ fees; (ii) a Ps. 4.6 million increase in the expenses associated to taxes, rates and contributions and, (iii) a Ps. 3.9 million increase in expenses related to salaries and social security contributions, and (iv) a Ps. 1.9 million increase in fees for services. Administrative expenses from the Leases and services segment, as a percentage of this segment’s revenues, stood at 10.2% during the fiscal years ended on June 30, 2011 and 2012.

Consumer Financing. Administrative expenses from the Consumer Financing segment declined by 95.7%, from Ps. 7.0 million during the fiscal year ended on June 30, 2011 to Ps. 0.3 million during the fiscal year ended on June 30, 2012. This was mainly due to: (i) a Ps. 2.4 million decrease in salaries and social security contributions (ii) a Ps. 2.2 million decrease in taxes, rates and contributions, (iii) a Ps. 1.5 million decrease in services’ fees, and (iv) a Ps. 0.3 million decrease in banking expenses. Administrative expenses from the Consumer Financing segment as a percentage of this segment’s revenues declined from 10.2% during the fiscal year ended on June 30, 2011 to 6.3% during the fiscal year ended on June 30, 2012.

Other. Administrative expenses from the Other segment did not exhibit significant variations.

Administrative expenses	Administrative expenses for the fiscal years ended on June 30,
	2012	2011
	(in million Ps.)
Leases and services	-89.9	-69.1
Consumer Financing	-0.3	-7.0
Other	-0.1	-0.2
Eliminations	-	-
Total Administrative expenses	-90.2	-76.3

Income/(loss) from recognition of inventories at net realizable value

Income/(loss) from the recognition of inventories at net realizable value experienced a 40.7% decrease, from Ps. 15.0 million income during the fiscal year ended June 30, 2011 to Ps. 8.9 million income during the fiscal year ended on June 30, 2012. The reason for such decrease lies in the recognition of parcels in the Rosario Plot during the previous fiscal year, partially offset by the recognition of functional units of Torres Rosario during this fiscal year.

Income/(loss) from retained interest in securitized receivables

Income/(loss) from retained interest in Consumer Financing’s securitized receivables decreased by Ps. 4.7 million, from Ps. 4.7 million in income during the fiscal year ended on June 30, 2011 to Ps. 0.0 million during the fiscal year ended on June 30, 2012, mainly as a result of the sale of 80% of the shares of Tarshop S.A. during the previous fiscal year.

ALTO PALERMO S.A. (APSA)
Annual Report

Operating income

As a result of the factors described above, Operating income increased by 26.1%, from Ps. 473.6 million during the fiscal year ended on June 30, 2011 to Ps. 597.0 million during the fiscal year ended on June 30, 2012, mainly due to (i) a Ps. 179.6 million increase in Operating income from the Leases and services segment, partially offset by a (ii) a Ps. 40.6 million decrease in our Other segment and a Ps. 15.0 million decrease in our Consumer Financing segment. Operating income, as a percentage of total revenues, increased from  55.3% during the fiscal year ended on June 30, 2011 to 64.6% during the fiscal year ended on June 30, 2012, mainly on account of the effect of the increase in the operating margin of our Leases and services segment.

Leases and services. Operating income from our Leases and services segment increased by 44.6%, from Ps. 402.7 million in income for the fiscal year ended on June 30, 2011 to Ps. 582.3 million in income during the fiscal year ended on June 30, 2012, mainly on account of the 30.3% increase in the revenues from this segment, partially offset by a 4.7% increase in direct operating costs, a 31.3% increase in Selling expenses and a 30.1% increase in Administrative expenses. Operating income from the Leases and services segment, as a percentage of the segment’s revenues, increased from 59.5% during the fiscal year ended on June 30, 2011 to 66.0% during the fiscal year ended on June 30, 2012.

Consumer Financing. Operating income from our Consumer Financing segment declined by 84.7%, from Ps. 17.7 million in income during the fiscal year ended on June 30, 2011 to Ps. 2.7 million in income during the fiscal year ended on June 30, 2012. This variation was mainly due to the 93.0% decrease in the revenues from this segment, the 93.2% decrease in costs, the 98.8% decrease in Selling expenses, and the 95.7% decrease in administrative expenses. Operating income/(loss) from our Consumer Financing segment as a percentage of the segment’s revenues increased from 25.8% during the fiscal year ended on June 30, 2011 to 56.3% during the fiscal year ended on June 30, 2012.

Other. Operating income/(loss) from our Other segment dropped by 77.2%, from Ps. 52.6 million in income during the fiscal year ended on June 30, 2011 to Ps. 12.0 million in income during the fiscal year ended on June 30, 2012.

Operating income	Operating income for the fiscal years ended on June 30,
	2012	2011
	(in million Ps.)
Leases and services	582.3	402.7
Consumer Financing	2.7	17.7
Other	12.0	52.6
Eliminations	-	0.6
Total Operating income	597.0	473.6

Amortization of goodwill

The loss arising from Amortization of goodwill increased by 10.5%, from Ps. 1.9 million in the fiscal year ended on June 30, 2011 to Ps. 2.1 million during the fiscal year ended on June 30, 2012. This result includes the amortizations of goodwill posted on the acquisitions of subsidiaries.

ALTO PALERMO S.A. (APSA)
Annual Report
Financial and holding results, net

Financial and holding results, net, decreased by 25.7%, from a Ps. 107.1 million loss during the fiscal year ended on June 30, 2011 to a Ps. 79.6 million loss during the fiscal year ended on June 30, 2012.

The financial results generated by assets increased by 617.6%, from Ps. 9.1 million income during the fiscal year ended on June 30, 2011 to Ps. 65.3 million income during the fiscal year ended on June 30, 2012, mainly due to: (i) a Ps. 45.4 million increase in permanent investments and mutual funds, (ii) a Ps. 8.2 million increase in Foreign exchange gains; and (iii) a  Ps. 2.0 million increase in default interest .

The financial results generated by liabilities increased by 24.7%, from a Ps. 116.2 million loss during the fiscal year ended on June 30, 2011 to a Ps. 144.9 million loss during the fiscal year ended on June 30, 2012. This variation is mainly due to (i) a Ps. 38.8 million increase in the Foreign exchange gains/(losses) charge arising from the variation in the US Dollar selling exchange rate during this fiscal year (from 4.11 as of June 30, 2011 to 4.527 as of June 30, 2012), as compared to the previous fiscal year (from 3.931 as of June 30, 2010 to 4.11 as of June 30, 2011), and  (ii) a Ps. 1.0 million decrease resulting from transactions with derivative financial instruments; partially offset by: (iii) a Ps. 11.0 million decrease in financial expenses; and (v) a Ps. 1.4 million decrease in interest on tax debts.

Other income and expenses, net

The Other income and expenses, net line experienced a 295.2% increase, from Ps. 8.3 million income during the fiscal year ended on June 30, 2011 to Ps. 16.2 million loss during the fiscal year ended on June 30, 2012. This result was mainly due to (i) Ps. 12.9 million income recorded in the previous fiscal year as a result of the sale of the client portfolio of Apsamedia S.A. to Tarshop S.A. and (ii) a Ps. 12.7 million increase in donations, partially offset by a Ps. 3.3 million decrease in contingent legal proceedings.

Income before tax and minority interests

As a result of the factors described, Income before tax and minority interests increased by 33.1%, from Ps. 385.8 million in income during the fiscal year ended on June 30, 2011 to Ps. 513.5 million in income during the fiscal year ended on June 30, 2012.

Income tax

The Income tax charge increased by 61.1%, from a Ps. 106.6 million loss during the fiscal year ended on June 30, 2011 to a Ps. 171.7 million loss during the fiscal year ended on June 30, 2012. Given that the Income tax charge was assessed by application of the deferred tax method, we recognized the temporary differences between the book value and the valuation for tax purposes of assets and liabilities and the application of tax loss carryforwards. Thus, the amount shown as Income tax reflects not only the amount payable but also the recognition of the tax on the taxable income as booked.

Minority interests in investees

The loss from Minority interests in investees increased by 93.1%, from a Ps. 7.2 million loss during the fiscal year ended on June 30, 2011 to a Ps. 13.9 million loss during the fiscal year ended on June 30, 2012. The increase is mainly due to the income recorded during the fiscal year ended on June 30, 2012 by the companies in which we hold a majority stake as compared to the fiscal year ended on June 30, 2011.

ALTO PALERMO S.A. (APSA)
Annual Report

Net income

As a result of the factors described above, the income for the year increased by 20.5%, from Ps. 272.1 million income during the fiscal year ended on June 30, 2011 to Ps. 327.8 million income during the fiscal year ended on June 30, 2012.

The Company had chosen not to recognize deferred tax liabilities generated by the effect of adjustments for inflation on fixed assets and other non-monetary assets. The CNV, through General Resolution 592, set forth that those issuers who had opted to report deferred tax liabilities arising from the application of the adjustment for inflation in a note to the financial statements, should record such liability in view of the implementation of the International Financial Reporting Standards (IFRS) through a counterbalancing entry in retained earnings. This recognition could be made as of the end of any interim or annual period until the end of the fiscal year immediately preceding the first period in which the IFRS are applied. Accordingly, and in order to comply with the CNV’s regulations, the Company has recorded an adjustment so as to recognize the relevant deferred liability.

IFRS Implementation Plan: Progress Report

On April 29, 2010, the Board of Directors of the Company approved a specific plan for implementing the International Financial Reporting Standards (IFRS) to be mandatorily applied as from the next fiscal year starting on July 1, 2012. In conformity with the planned schedule, the Company has completed its staff training process and has ended the initial process for diagnosing the differences between standards, and it is implementing the necessary changes in processes and systems so as to conform them to the new regulatory requirements.

In note 9 to the financial statements the main effects arising from the change of standards in the information related to the Company’s Shareholders’ Equity are explained, including reconciling notes to the shareholders’ equity, the results of the fiscal year, other comprehensive results and the statement of cash flow showing the impact of the new valuation criteria applicable under the IFRS as compared to the Argentine professional accounting standards.

Having monitored the specific plan for implementing the IFRS, our Board has not become aware of any circumstance calling for changes in the plan and/or hinting at any material deviation from the stipulated objectives and terms.

Corporate Governance

At ALTO PALERMO we firmly believe that we can best protect our shareholders by adopting and developing the best corporate governance practices to help us consolidate even further our positioning as a market leader in terms of transparency.

It is to that end that we permanently strive to incorporate all the international market trends into our practices and to abide by local and foreign legislation in corporate governance matters.

In this respect, please refer to Exhibit I to this Annual Report where we have included the Corporate Governance Report required by the Corporate Governance Code (hereinafter, the "Code") contemplated in the provisions under General Resolution CNV 516/2007 of the Argentine Securities Commission (hereinafter, the "CNV").

9. Board of Directors and Senior Management

Board of Directors

The administration and management of the Company rest with our Board of Directors. Our bylaws provide that the Board of Directors will be comprised of a minimum eight and a maximum twelve directors and the same or a lower numerical composition of alternate directors. Directors are elected by an absolute majority vote at a regular shareholders’ meeting for a three-year term and may be reelected indefinitely. Alternate directors are summoned to act as directors in the case of absence, vacancy or demise until a new director is appointed.

ALTO PALERMO S.A. (APSA)
Annual Report

As of the date hereof, our Board of Directors is formed by eleven directors and six alternate directors.

The table below contains the information on our Directors and Alternate Directors:

Name	Date of birth	Office held	Date of appointment to the current office	Term in office expires in	Office held since
Eduardo Sergio Elsztain	01/26/1960	Chairman	2009	2012	1994
Saúl Zang	12/30/1945	First Vice-chairman	2009	2012	2003
Alejandro Gustavo Elsztain	03/31/1966	Executive vice-chairman	2009	2012	2003
Daniel Ricardo Elsztain	12/22/1972	Regular director	2009	2012	2004
Abraham Perelman	04/04/1941	Regular director	2009	2012	2003
Fernando Adrián Elsztain	01/04/1961	Regular director	2009	2012	1998
Leonardo Fabricio Fernández	06/30/1967	Regular director	2009	2012	2007
Enrique Antonini	03/16/1950	Regular director	2009	2012	2007
Gastón Armando Lernoud	06/04/1968	Regular director	2010	2012	2010
David Alberto Perednik	11/15/1957	Regular director	2010	2012	2010
Andrés Feire	14/01/1972	Regular director	2011	2014	2011
Juan Manuel Quintana	02/11/1966	Alternate director	2009	2012	2003
Pablo Daniel Vergara del Carril	10/03/1965	Alternate director	2009	2012	2006
Marcos Oscar Barylka	06/29/1945	Alternate director	2009	2012	2006
Salvador Darío Bergel	04/17/1932	Alternate director	2009	2012	2006
Mauricio Wior	10/23/1956	Alternate director	2009	2012	2006
Gabriel Adolfo Gregorio Reznik	11/18/1958	Alternate director	2009	2012	2004

The following is a brief biographical description of each member of our board of directors:

Eduardo Sergio Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of APSA, IRSA, Consultores Assets Management S.A., BACS Banco de Crédito & Securitización S.A. (“BACS”), Banco Hipotecario S.A., Tarshop S.A. and BrasilAgro, among other companies. He is also Vice-chairman of the Board of Directors of E-Commerce Latina S.A. He is Fernando Adrián Elsztain’s cousin and Alejandro Gustavo Elsztain’s and Daniel Ricardo Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from the University of Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes Law Firm. He is also Vice-chairman of IRSA and First Vice-chairman of APSA, Chairman at Puerto Retiro, Director of Tarshop S.A. and Vice-chairman of Fibesa. He is also director of Banco Hipotecario S.A., Nuevas Fronteras S.A., BrasilAgro and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from University of Buenos Aires. He is Chairman of Emprendimiento Recoleta S.A. and Cactus Argentina, among others. He is currently Second Vice-chairman of IRSA, Executive Vice-chairman of Alto Palermo S.A. (APSA), Vice-chairman of Nuevas Fronteras and Hoteles Argentinos and Director of Inversora Bolivar S.A. Alejandro Gustavo Elsztain is brother of our Chairman, Eduardo Sergio Elsztain and our director, Daniel Ricardo Elsztain. He is also Fernando Adrián Elsztain’s cousin.

Daniel Ricardo Elsztain. Mr. Elsztain obtained a degree in economic sciences at Torcuato Di Tella University and has a master’s degree in business administration. He is currently director of Hersha Hospitality Trust and Supertel Hospitality Inc. He has been our commercial director since 1998. Mr. Elsztain is Mr. Eduardo Sergio Elsztain’s and Mr. Alejandro Gustavo Elsztain’s brother and Fernando Adrian Elsztain’s cousin.

Abraham Perelman. Mr. Perelman studied economic sciences at University of Buenos Aires. For the past thirty years he has been a member of the board of directors of several companies in areas such as communications, electronics, aviation, farm technology, public services and art. He was also the Chairman of ISREX Argentina S.A. He is currently a member of the Board of Directors of Guanaco Mining Co.

Fernando Adrián Elsztain. Mr. Elsztain studied Architecture at University of Buenos Aires. He has been engaged in the real estate business as consultant and as managing officer of a real estate agency. He is Chairman of the Board of Directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also director of IRSA, APSA, Hoteles Argentinos and alternate director of Banco Hipotecario and Puerto Retiro. He is the cousin of our Chairman, Eduardo S. Elsztain and our directors, Alejandro G. Elsztain and Daniel R. Elsztain.

Leonardo Fabricio Fernández. Mr. Fernández obtained a degree in law at University of Buenos Aires. He serves as an Alternate Director on the board of directors of Disco S.A. and Transportadora de Gas del Norte S.A.

Enrique Antonini. Mr. Antonini holds a degree in law from University of Buenos Aires. He is currently a member of the board of directors of Banco Mariva S.A. (since 1992) and Mariva Bursátil S.A. (since 1997). He has also served as a member of the board of directors of IRSA from 1993 to 2002 and he is currently Alternate Director. He is a member of the Banking Lawyers Committee (Comité de Abogados Bancarios) and the International Bar Association (Asociación Internacional de Abogados).

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from Universidad del Salvador in 1992. He finished his master in corporate law at Palermo University (Universidad de Palermo) in 1996. He was a senior associate at Zang, Bergel & Viñes Law Firm until June 2002, when he joined Cresud as Legal Counsel.

David Alberto Perednik. Mr. Perednik obtained a degree as a public accountant from University of Buenos Aires. He has worked for various companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs, where he acted as finance manager from 1986 to 1997. He also worked as a senior consultant in the administration and systems department of Deloitte & Touche from 1983 until 1986. He is also administrative manager of IRSA and CRESUD.

Andrés Feire. Mr. Feire obtained a degree in Economics with magna cum laude honors at University of San Andrés in Buenos Aires, Argentina and he is OPM (33) from Harvard Business School. He is both a business and social entrepreneur. After starting his career at Procter & Gamble, Mr. Feire co-founded and chaired Officenet (purchased by Staples in 2004), and he also co-founded Axialent, where he currently is Chairman of the Board of Directors. He is Chairman of Endeavor Foundation in Argentina, Chairman of the Young Presidents’ Organization (Organización de Presidentes Jóvenes- YPO) in Argentina and also member of the board of directors of the Management Committee of Global Young Leaders of The World Economic Forum (Comité de Dirección de los Jóvenes Líderes Globales del Foro Económico Mundial) and member of the Latin American Global Board of The World Economic Forum. He was participated as members of investors and/or the Board of Directors in new companies, including Wanako, Coffice Reed Argentina, Restorando, The Mind Company, Estrella Limited, Parque Austral. He was awarded the following prizes: “Latin American Entrepreneur of the Year” in 2000 by Endeavor Foundation, “Latin American businessman of the year” in 2001 by Endeavor Foundation and “World Winner of Young Businessmen” in 2002. In 2008, he was also appointed one of the 100 “Global Young Leaders of the world” by The World Economic Forum in Davos, Switzerland.

ALTO PALERMO S.A. (APSA)
Annual Report

Juan Manuel Quintana. Mr. Quintana obtained a law degree at University of Buenos Aires. He is a partner at Zang, Bergel & Viñes Law Firm. In addition, he serves as Alternate Director of Nuevas Fronteras S.A. and Emprendimiento Recoleta, among other companies.

Pablo Daniel Vergara del Carril. Mr. Vergara del Carril obtained a law degree from Argentina’s Catholic University where he teaches Commercial Law and Contract Law. He also lectures on Corporate Law, the Law of Contracts and Capital Markets for post-graduate programs. He is a member of the Legal Advisory Committee of Cámara de Sociedades Anónimas as well as Vice President of the Antitrust Law Committee of the Buenos Aires Bar Association (Colegio de Abogados de la Ciudad de Buenos Aires). He is a partner at Zang, Bergel & Viñes Law Firm and a member of the board of directors of Emprendimiento Recoleta, Nuevas Fronteras S.A., and Banco Hipotecario.

Marcos Oscar Barylka. Mr. Barylka obtained a degree in commercial activities from the Gral. San Martín School. Mr. Oscar Barylka has been involved in the retail and the gastronomy industries for over 35 years, having served as partner, manager and consultant for several companies. Since 2006, Mr. Barylka serves as Secretary of the Pele Ioetz Foundation, which provides support to families suffering economic and social problems in Argentina.

Salvador Dario Bergel. Mr. Bergel obtained a law degree and a PhD from Universidad del Litoral. He is a founding partner of Zang, Bergel & Viñes Law Firm and a consultant at Repsol YPF S.A. He also serves as an alternate director of Cresud.

Mauricio Wior. Mr. Wior obtained a masters degree in finance, as well as a bachelor’s degree in economics and accounting from Tel Aviv University in Israel. Mr. Wior is currently a member of the board of directors of Ertach S.A. and Banco Hipotecario. He has held positions at Bellsouth were he was Vice-President for Latin America from 1995 to 2004. Mr. Wior was also CEO of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL); American Chamber of Commerce in Argentina and the Israeli-Argentine Chamber of Commerce. He was director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas latinoamericanas (FIEL) and Tzedaka.

Gabriel Adolfo Gregorio Reznik. Mr. Reznik obtained a degree in civil engineering from University of Buenos Aires. He worked for IRSA from 1992 until May 2005 at which time he resigned. He formerly worked for an independent construction company in Argentina. He is Director of Emprendimiento Recoleta, Puerto Retiro S.A., and member of the board of directors of Banco Hipotecario, among others.

Employment Contracts With Our Directors

We have not entered into employment contracts with our directors. However, Alejandro G. Elsztain, Fernando A. Elsztain, Daniel R. Elsztain and David Alberto Perednik are employed by us under the Labor Contract Law No. 20,744. This law governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, minimum age requirements, protection of workers and suspension and termination of the contract.

Executive Committee

In conformity with our by-laws, the aspects related to the organization of the decision-making process are the responsibility of an Executive Committee made up by four directors, including our chairman and vice chairman. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro G. Elsztain, and Fernando A. Elsztain.

The Executive Committee is in charge of the daily management of the activities delegated by the Board of Directors in conformity with current laws and our by-laws. Our by-laws authorize the Executive Committee to perform the following:

-	designate managers and establish their duties and compensation;

-	grant and revoke powers on behalf of our company;

-	hire, impose disciplinary measures and terminate personnel, as well as determine salaries and compensation;

-	enter into contracts related to our company’s activity;

-	manage our company’s assets;

-	execute credit agreements for our company’s activities and set up encumbrances to secure our obligations; and

-	engage in all the acts necessary to manage our company’s daily activities.

Senior Management

The board of directors appoints and removes the senior management. Senior management performs its duties in accordance with the instructions of our board of directors.

Our Annual and Special Shareholders’ Meeting held on October 31, 2011 ratified the resolutions approved by the meeting held on October 29, 2010, which resolved the payment to our management of an incentive plan by means of a bonus in the amount of up to 1% our stock capital. In addition, the shareholders at such Meeting delegated in the Board of Directors the power to decide on the creation, manner, conditions, time and payment of such bonus. As of the date hereof, our Board of Directors has not yet expressed an opinion in connection therewith.

The following chart shows information about our current senior management:

Name	Date of birth	Position	Current position held since
Alejandro Gustavo Elsztain	03/31/1966	Chief General Officer	2002
Daniel Ricardo Elsztain	12/22/1972	Chief Operating Officer	2011
Matías Gaivironsky	02/23/1976	Chief Financial Officer	2011
David Alberto Perednik	11/15/1957	Chief Administrative Office	2002
Rolando Argenti	12/16/1961	Chief Commercial Officer	2009

ALTO PALERMO S.A. (APSA)
Annual Report

The following is a description of each of our senior managers who are not directors:

Matías Gaivironsky. Matías Gaivironsky obtained a degree in business administration from the University of Buenos Aires. He has a master degree in Finance from CEMA University. Since 1997 he has served in different positions at Cresud, IRSA and APSA, and he was appointed Chief Financial Officer in December 2011. Formerly, in 2008, he had been Chief Financial Officer of Tarshop.

Rolando Argenti. Mr. Argenti obtained a degree in political sciences (MD) and attended a master course in strategic administration at the Universidad Argentina de la Empresa. He has over 20 years of experience in strategic marketing & sales. He formerly worked as marketing and sales vicepresident in Citibank N.A. for more than 10 years, he was also Marketing Director at HSBC, Main Commercial Manager of Banco Río de la Plata S.A., and Marketing Manager of American Express and Mastercard / Argencard for Argentina and Uruguay, among other companies. He has also served as university professor for over 10 years.
Audit Committee

Management applies the Internal Control - Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Report”) to the assessment of the effectiveness of its internal controls over financial reporting.

According to the COSO Report, internal control consists in a process driven by the Board, the companies’ managers and the rest of the personnel designed in order to provide reasonable assurance as to the attainment of the entity’s objectives, which are in turn classified into:

•	Operating efficacy and efficiency

•	Reliable financial reporting

•	Compliance with applicable rules and regulations

This means that the Company’s internal control requires company-wide active involvement in exerting controls, as follows

•	The Board of Directors lays down the objectives, principles and values, provides general guidance and performs an overall assessment of results;

•
The managers responsible for each area are charged with the internal controls over the objectives and activities imposed on each area: they enforce the policies and follow the procedures leading to the attainment of goals in their areas with a view to attaining the goals established for the company as a whole;

•	The rest of the staff does play a role in exerting controls: it generates the information used by the control system and implements measures that ensure control.

Audit Committee

In accordance with the System of Transparency in Public Offerings provided by Decree No. 677/2001 and the regulations of the Comisión Nacional de Valores (“CNV”) (Revised Text 2001), our board of directors established an Audit Committee, whose main mission is to assist the board of directors in exercising its duty of care, diligence and competence in issues relating to us, specifically as concerns the enforcement of accounting policies, disclosure of accounting and financial information, management of our business risks, internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of our internal audit duties both by our company and the external auditors. The Audit Committee may, at the request of the Board, render an opinion as to whether transactions between related parties involving relevant amounts can be reasonably considered to have been agreed in arm’s length conditions.

The Audit Committee must hold sessions at least once a year.

Pursuant to Decree No. 677/2001 and the regulations of the Comisión Nacional de Valores, our Audit Committee is made up by three independent directors, which is also in compliance with the requirements laid down by the US Securities Exchange Commission (“SEC”).

On November 7, 2007, the Board of Directors appointed Messrs. Abraham Perelman, Enrique Antonini and Leonardo Fernández, all of them independent directors, as members of the Audit Committee.

ALTO PALERMO S.A. (APSA)
Annual Report
Supervisory Committee

Our Supervisory Committee (“Comisión Fiscalizadora”) is responsible for reviewing and supervising our administration and affairs. In addition, it verifies compliance with our by-laws and the resolutions adopted at shareholders’ meetings. The members of the Supervisory Committee are appointed at our Annual General Ordinary shareholders’ meeting for a one-year term. The Supervisory Committee is composed of three members and three alternate members.

The following table sets forth information about the members of our Supervisory Committee who were elected at the Annual General Ordinary Shareholders’ Meeting held on October 31, 2011. Positions will expire when the next annual general ordinary shareholders’ meeting takes place:

Name and position	Date of birth	Office in Alto Palermo	Current office held since
José Daniel Abelovich	07/20/1956	Regular syndic	2005
Marcelo Héctor Fuxman	11/30/1955	Regular syndic	2010
Noemí Ivonne Cohn	05/20/1959	Regular syndic	2010
Sergio Leonardo Kolaczyk	11/28/1964	Alternate syndic	2011
Roberto Daniel Murmis	04/07/1959	Alternate syndic	2010
Alicia Graciela Rigueira	12/2/1951	Alternate syndic	2010

Set forth below is a brief biographical description of each member of the Supervisory Committee:

José Daniel Abelovich. Mr. Abelovich obtained a degree in accounting from University of Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L . a firm member of Nexia International, an accounting firm in Argentina. Formerly, he was manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member, among others, of the Supervisory Committees of CRESUD, IRSA, Hoteles Argentinos, Inversora Bolívar and Banco Hipotecario.

Marcelo Héctor Fuxman. Mr. Fuxman obtained a degree in accounting from University of Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L., a firm member of Nexia International, an accounting firm in Argentina. He is also member, among others, of the Supervisory Committees of CRESUD, IRSA, Inversora Bolívar and Banco Hipotecario .

Noemí Ivonne Cohn. Mrs. Cohn obtained a degree in accounting from the University of Buenos Aires. She is a partner at Abelovich, Polano & Asociados S.R.L. / Nexia International, an accounting firm in Argentina, where she works in the audit area. Mrs. Cohn worked in the audit area of Harteneck, Lopez y Cía., Coopers & Lybrand in Argentina and Los Angeles, California. Mrs. Cohn is a member, among others, of the Supervisory Committees of CRESUD and IRSA.

Sergio Leonardo Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from University of Buenos Aires. He serves at Abelovich, Polano & Asociados S.R.L./Nexia International. He is also an alternate member of the Supervisory Committees of CRESUD and IRSA, among other companies.

Roberto Daniel Murmis. Mr. Murmis holds a degree in accounting from Buenos Aires University. He is a partner at Abelovich, Polano & Asociados S.R.L, a firm member of Nexia International. He formerly served as an advisor to the Secretariat of Public Revenue [Secretaría de Ingresos Públicos] of the Argentine Ministry of Economy. Furthermore, he is a member of the Supervisory Committees of CRESUD, IRSA, Futuros y Opciones S.A. and Llao Llao Resorts S.A., among other companies.

Alicia Graciela Rigueira. Mrs. Rigueira holds a degree in accounting from the Buenos Aires University. Since 1998, she has been a manager at Estudio Abelovich, Polano & Asociados S.R.L., a firm member of Nexia International. From 1974 to 1998, Mrs. Rigueira served in different positions at Harteneck, Lopez y Cía., affiliated with Coopers & Lybrand. Mrs. Rigueira lectured at the School of Economic Sciences of the Lomas de Zamora University (Universidad de Lomas de Zamora).

ALTO PALERMO S.A. (APSA)
Annual Report

Members of the Board of Directors

The Argentine Companies Law establishes that if the compensation of the members of the board of directors is not established in our bylaws, the shareholders’ meeting should determine it. The maximum amount of total compensation of the members of the board of directors, including wages and compensation for technical or administrative permanent activities, cannot exceed 25% of our earnings.

That amount should be limited to 5% when there is no distribution of dividends to shareholders, and will be increased proportionally to the distribution until reaching the limit set when all profits are distributed. In applying this rule any reduction in dividend distribution from the deduction of Board and Supervisory Committee compensation shall not be taken into account.

When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above-mentioned limits.

The compensation of our directors for each fiscal year is determined pursuant to the Argentine Companies Law, and taking into consideration if the directors perform technical or administrative activities and our fiscal year’s results. Once the amounts are determined, they are considered by the shareholders meeting.

It is to be noted that we do not enter into contracts of employment with our directors. Neither do we carry stock option plans or any other compensation system for the board members other than the one described above.

During our annual ordinary shareholders meeting held on October 31, 2011, the shareholders agreed to pay an aggregate compensation of Ps. 29.4 million to the members of the board of directors for the fiscal year ended June 30, 2011. At the end of this fiscal year, these amounts had been fully paid.

Supervisory Committee

The shareholders’ meeting held on October 31, 2011, approved by a majority vote not to pay any compensation to our Supervisory Committee.

Audit Committee

The members of the Audit Committee do not receive compensation other than fees for their services as members of the board of directors.

Senior Management

Our senior managers are paid a fixed amount that is determined on the basis of their experience, competencies and background. Senior management is also paid an annual bonus that varies depending on the performance of each individual and on the results of our operations.

For the year ended June 30, 2012, our senior management was paid a total of Ps. 9.15 million

As of June 30, 2012 we had a total of Ps. 778,478.15 earmarked as pension, retirement and/or similar benefits for our directors and the members of our executive committee, supervisory committee and Audit Committee.

ALTO PALERMO S.A. (APSA)
Annual Report
Capitalization Program for our executive staff

During this fiscal year, the Company has developed the design of a capitalization program for its executive staff consisting in contributions made by both the employees and the Company.

Such program is intended for certain employees selected by the Company that it wishes to retain by increasing employee total compensation by means of an extraordinary reward in so far as certain requirements are fulfilled.

The payment of contributions into the plan and participation therein are voluntary. Once the intended beneficiary accepts to take part in the plan, he/she may make two types of contributions: a monthly contribution based on his/her salary and an extraordinary contribution, based on his/her annual bonus. It is suggested that contributions should be of up to 2.5% of salaries and of up to 7.5% of the annual bonus. And then there is the contribution payable by the Company which shall amount to 200% of the monthly contributions and of 300% of the extraordinary contributions made by the employees.

The funds resulting from the contributions made by the participants are transferred to an independent financial vehicle, specially created and situated in Argentina in the form of a mutual fund with the approval of the Argentine Securities Commission. These funds can be freely redeemed at the request of participants.

The funds resulting from the contributions made by the Company are transferred to another independent financial vehicle, separate from the one previously mentioned (for example, a trust fund). In the future, the participants shall have access to 100% of the benefits under the plan (that is, including the contributions made by the Company for the benefit of the employees into the financial vehicle specially created) in any of the following circumstances:

▪	ordinary retirement as prescribed by labor law,

▪	total or permanent disability, and

▪	death.

In case of resignation or termination without good cause, the participant may redeem the amounts contributed by us only if he or she has participated in the Plan for at least 5 years and if certain conditions have been fulfilled.

ALTO PALERMO S.A. (APSA)
Annual Report
Long Term Incentive Program

The Company has developed a long term incentive and retention stock program for its management team and key employees under which contributions are made by both the program participants and the Company. At its sole discretion, the Company plans to repeat the plan for an additional fiscal year (2012-2013) under the same or other conditions, with the possibility of providing an extraordinary reward consisting of freely available shares payable on a single opportunity in September 2014.

The beneficiaries under the Plan are invited to participate by the Board of Directors and their decision to access the Plan is voluntary. Once an officer agrees to participate, he or she may make a single annual contribution (based on their annual bonus). The suggested contribution is up to 7.5% of their bonus, and in the first year the contribution made by the Company is ten times the amount of the employee’s contribution. The contributions and/or shares of the Company that are purchased with these funds will be transferred to special purpose vehicles. The contributions for the next fiscal years will be defined after the closing of each fiscal year.

In the future, the Participants or their successors in interest will have access to 100% of the benefit (the Company’s contributions made in their name) in the following cases:

•	if an employee resigns or is dismissed for no cause, he or she will be entitled to the benefit only if 5 years have elapsed from the moment of each contribution

•	retirement

•	total or permanent disability

•	death

Code of Ethics

Our Code of Ethics came into force on July 31, 2005. It offers a broad range of guiding provisions concerning accepted behavior by individuals and legal entities. Our Code of Ethics is to be abided by Alto Palermo’s directors, managers, employees and subsidiaries. Our Code of Ethics governs our activities and it is in compliance with the legislation in force in the countries where we operate. It has been posted in our website, www.apsacc.com.ar.

An Ethics Committee made up by three members of our Board has been charged with the resolution of issues arising in connection with our Code of Ethics and with enforcing disciplinary measures in the event of breaches against our Code of Ethics.

ALTO PALERMO S.A. (APSA)
Annual Report
Dividends and Dividend Policy

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is only valid if they result from realized and net earnings of the company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

Pursuant to the Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

    • 5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

    • a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and

    • additional amounts are allocated to the payment of dividends, optional reserve, or to set up reserves for any other purpose as determined by our shareholders.

The following table illustrates the ratio between the amounts paid as dividends and the total amount paid as dividends on each fully paid-in share for the fiscal years mentioned. The amounts stated in Pesos correspond to nominal Pesos on their respective dates of payment. See “Exchange Rates”:

Year of Declaration	Cash dividends	Share dividends	Total per share
	(Ps.)	(Ps.)	(Ps.)
2004	17,895,663	-	0.0229
2005	29,000,000	-	0.0371
2006	47,000,000	-	0.0601
2007	55,721,393	-	0.0712
2008	60,237,864	-	0.0770
2009	56,000,000	-	0.0716
2010	113,000,000	-	0.0897
2011	247,879,100	-	0.1968
2012	177,000,000	-	0.1405

ALTO PALERMO S.A. (APSA)
Annual Report
10. Stock Exchange Information on APSA

Historical data on the value of our shares in the Buenos Aires Stock Exchange

Our shares are listed on the Buenos Aires Stock Exchange and they are traded under the “APSA” symbol. They were admitted to the Buenos Aires Stock Exchange on March 26, 1996. The following table shows, for the periods stated, the high and low bid prices for our shares in the Buenos Aires Stock Exchange at close for a par value of Ps. 0.10.

	Ps. per share
	High	Low
Fiscal Year

2012	2.500	1.410
2011	2.640	0.850
2010	1.040	0.425
2009	1.070	0.375
2008	1.590	1.050
2007	1.630	0.671
2006	0.780	0.377

Fiscal Year

2012

4th quarter	2.300	1.700
3rd quarter	2.500	1.690
2nd quarter	1.900	1.410
1st quarter	2.300	1.750

2011

4th quarter	2.640	1.240
3rd quarter	1.750	1.380
2nd quarter	1.650	0.970
1st quarter.	0.970	0.850

2010
4th quarter	0.970	0.900
3rd quarter	0.990	0.850
2nd quarter	1.040	0.625
1st quarter	0.665	0.425

2009
4th quarter	0.540	0.440
3rd quarter	0.485	0.375
2nd quarter	0.850	0.420
1st quarter	1.070	0.900

2012
January	1.950	1.690
February	2.075	1.900
March	2.500	2.130
April	2.300	1.755
May	2.150	1.700
June	2.230	2.030
Source: Bloomberg

ALTO PALERMO S.A. (APSA)
Annual Report
Historical data on the value of our shares in the NASDAQ

Each one of APSA’s ADS represents 40 common shares. The American Depositary Shares are listed on the NASDAQ where they have been traded under the “APSA” symbol since November 15, 2000. The ADS were issued by Bank of New York, Inc., which acts as their depositary. The following table shows, for the periods stated, the high and low bid prices for our shares at the NASDAQ.

	US Dollars per ADS
	High	Low
Fiscal year

2012	22.77	10.42
2011	24.20	8.50
2010	11.00	5.30
2009	14.00	2.99
2008	21.65	11.00
2007	22.00	7.46
2006	10.25	7.59
2005	13.14	3.42

Fiscal year

2012
4th quarter	18.55	10.42
3rd quarter	20.98	13.25
2nd quarter	17.39	12.30
1st quarter	22.77	14.20

2011
4th quarter	24.20	13.40
3rd quarter	17.20	13.25
2nd quarter	18.00	11.13
1st quarter	12.40	8.50

2010
4th quarter	11.00	8.50
3rd quarter	10.83	8.31
2nd quarter	10.49	6.65
1st quarter	7.10	5.30

2009
4th quarter	6.00	4.04
3rd quarter	6.92	2.98
2nd quarter	9.78	3.75
1st quarter	14.00	4.70

2012

January	18.00	13.25
February	18.20	16.12
March	20.98	17.50
April	18.55	12.22
May	15.42	10.42
June	14.54	13.05
Source: Bloomberg

ALTO PALERMO S.A. (APSA)
Annual Report

11. Prospects for the Coming Fiscal Year

The past years have been much favorable to our business, driven by increased managed properties and a rise in consumption and the population’s higher purchasing power. In this sense, 2013 presents many challenges for maintaining our tenants’ sales growth rates.

We expect to continue growing by rolling out new developments and redistributing leasable areas in our current shopping centers. These improvements will allow us to take best advantage of their GLA potential and to furnish them with increased functionality and appeal for the benefit of consumers and retailers alike. In this respect, in the next fiscal year we expect to make further progress in the restyling works of Soleil Shopping Center and build 6 additional cinema screens, which will attract more public and sales, optimizing this shopping center’s performance.

We will make progress in the development of our “Arcos” project located in the district of Palermo, City of Buenos Aires. This project, started to be built in December 2011, will an urban space offering a variety of premium brands in an open-air environment. We expect to open it in Spring 2013, adding approximately 13,000 square meters of GLA and 70 stores to APSA’s portfolio, and featuring its fourteenth shopping center. We hope that this new proposal, which also introduces a cultural space in the retail concept, will achieve the success of our latest developments.

On the other hand, we continue working on the first stage of development of a new shopping center in the City of Neuquén which we expect to become leader in the Patagonia, as it is located in one of the most populated and wealthiest cities of the region. We hope to have suitable business, financial and governmental conditions for speeding up progress in this development during the next fiscal year.

We will continue to promote marketing actions, organize events and targeted promotional actions at our Shopping Centers to attract consumers in the understanding that these actions shall be the result of the joint endeavors of the Company, the retailers and the credit card issuer banks. These actions have proved to be highly effective and are welcomed by the public.

We expect that in 2013 APSA will continue to consolidate itself as the leading shopping center company in Argentina, adding new properties and footage to its current portfolio, new leading brands and different patterns aimed at growing even further in Argentina by offering the best commercial proposals to our visitors. Given its financial position and low indebtedness level, its experience in taking advantage of market opportunities and its credentials in the capital markets, we are confident in the growth and consolidation of our portfolio.

ALTO PALERMO S.A. (APSA)
Annual Report

12. Corporate Governance Report

General Resolution CNV 606/2012 of the Argentine Securities Commission (CNV)

Following the guidelines set by Decree No. 677/01, which established the Regime of Transparency in Public Offerings, the Argentine Securities Commission (CNV) has issued General Resolution No. 606/2012 for enforcing good corporate governance practices and providing a legal framework rooted in its former General Resolution No. 516/07, which is amended and replaced by General Resolution No. 606/2012.

The purpose of General Resolution 606/2012 is to protect the interests of investors, creditors and the public in general and prevent the information available to investors from being inconsistent with the required transparency standards relating to internal and external corporate controls and in particular the disclosure of information that should be known by the market and its players.

In its capacity as control agency, the CNV believes, based on national and international evidence, that good corporate governance practices will mitigate the occurrence of conflicts of interest and will positively impact on the companies’ performance and their valuation in the market.

Moreover, the CNV understands that having in place a Corporate Governance Code provides an instrument for review by potential investors and reduces such entities’ financing costs. It is structured on the basis of principles and recommendations or minimum good practices, that provide general concepts which frame and incarnate every good corporate governance system, and the recommendations contained in Resolution 606/2012 offer an adequate framework for issuers to apply those principles within their companies, which should be enforced and updated on an annual and quarterly basis.

As concerns its initial effective date, its provisions should be observed on an annual basis by issuer companies with fiscal years starting as from January 1, 2012.

These companies are:

    1) publicly traded companies;

    2) companies that apply for authorization to offer their securities to the public.

    a) On an annual basis, the companies shall:

    Forward, in addition to the documents required under the applicable laws, together with the Annual Report on the company’s performance for the fiscal year, and in compliance with the requirements set forth in Section 66 of Law No. 19,550, a separate exhibit containing a report on the degree of compliance with the Corporate Governance Code.

    In such filing, the Board of Directors shall:

    (i) report whether it observes all the principles and recommendations included in the Corporate Governance Code, and how it does so; or

    (ii) explain the reasons why it observes only in part or fails to observe such principles and recommendations and report whether in the future the Issuer plans to include those aspects which are not currently adopted.

    b) Every three months:

In addition to the requirements set forth in the applicable laws, Issuers shall submit their interim financial statements prepared in accordance with sections 62 to 65 of Law No. 19,550 and, as concerns their preparation, in compliance with the provisions contained in Exhibit I to Decree 606/12. If a company prepares its financial statements applying International Financial Reporting Standards, it may present its interim financial statements in condensed form, as set forth in International Accounting Standard No. 34.

In addition, it provides that the Supervisory and/or Surveillance Committee shall have responsibility for verifying the truthfulness of the information supplied as concerns the degree of compliance with the Corporate Governance Code, and it establishes that its assessment must be reflected in its fiscal year-end report.

At present, the Company is actively working on adapting its internal regulations to the contents and recommendations included in CNV’s Resolution 606/2012, which shall become enforceable vis-à-vis the Company for the fiscal year staring on July 1, 2012.

This notwithstanding, already in 2010, our Board of Directors approved the report prescribed by the Code, which constitutes an integral part of these financial statements and whose material contents are transcribed below:

ALTO PALERMO S.A. (APSA)
Annual Report
SCOPE OF APPLICATION

1.) Relationship between the Issuer and the Conglomerate. The Board must thoroughly report any policies applicable to the relationship between the issuer and the conglomerate as such and its integral parts, if any.

In particular, the Board must report the transactions with affiliates and related companies and, in general, those that might be relevant to determine the degree of effectiveness and compliance with the loyalty, diligence and independence duties. Furthermore, the Board must report the transactions conducted with shareholders, management and the Board.

In connection with related companies, it is Company policy to enter into transactions in arm’s length conditions.

The transactions with related parties are, as prescribed by the law, inevitably subject to the Audit Committee’s opinion. The Audit Committee analyzes the reasonableness of transactions in the terms of Executive Decree No. 677/01 and issues reports in this respect.

Furthermore, in the event of the Company conducting transactions with its shareholders, management and/or the Board, it shall abide by the provisions under Law No. 19,550, section 271.

 2) Inclusion of Corporate Governance matters in the Company’s By-laws. The Board must assess whether its Corporate Governance Code provisions are to be reflected, in whole or in part, in the Company’s by-laws, including the Board’s specific and general duties. The Board must make sure that the Company’s By-laws should lay down rules to compel directors to disclose any personal interests related to the decisions submitted to Board consideration in order to avoid conflicts of interest.

The Board of Directors considers that some of the provisions referred to in the Corporate Governance Code (hereinafter, the “Code”) are already included in the Company’s by-laws and in other cases they are already within the scope of Argentina’s currently applicable corporate law legislation.

However, the Board understands that other Code provisions should not be included in the current wording of the By-laws because if they were changed and/or fine-tuned in the future, the need would arise for amending the By-laws accordingly and this would be burdensome and costly. It is thus the Board’s understanding that the configuration of the new Code as a body separate from the By-laws would help to its enforcement and contribute to a more agile review and adaptation of provisions, as necessary, based on whether the law mandates such inclusion or whether conduct of business calls for it.

As regards the Directors’ duty to avoid conflicts of interest, the Board considers that its actions are aligned to the Argentine Companies Law, Sections 272 and 273, and specifically to the provisions concerning this matter and that the Company’s Code of Ethics (hereinafter “Ethics”) deals specifically with this matter. Additionally, the Company’s transactions are underpinned by counterparty analyses, including suppliers, in order to identify potential related parties and thus prevent conflicting interests.

ABOUT THE BOARD IN GENERAL

3) The Board is responsible for the Company’s Strategy. The Board of Directors is in charge of managing the Company and approving the general policies and strategies appropriate to the different phases in the Company’s life cycles and in particular:

    a) The strategic and/or business plan, as well as management objectives and annual budgets;

    b) Investment and funding policies;

    c) Corporate Governance policies;

    d) Enterprise Social Responsibility policies;

    e) Risk control and management policies as well as any other policy aimed at a regular follow-up on the Company’s internal reporting and control systems; and

    f) The implementation of continuous education programs targeted at directors and management executives.

Being an essential part, and the raison d'être, of its management actions, the strategic and business plan for the Company is laid down by the Board. The Board also lays down and sets, together with the appropriate departments, management objectives and the annual budget.

In harmony with the preceding sub-paragraph, the Board considers, on an annual basis, the Company’s planned investments and the appropriate financing requirements.

The Company has in place Corporate Governance policies (in accordance with the Argentine Executive Decree No. 677/01 and/or the Sarbanes-Oxley Act) and the Board is responsible for approving the report on the Corporate Governance Code.

The Company has in place policies in this respect, such as those implemented through donation to non-profits as would be the case of the donations channeled through the IRSA foundation. The Company also has in place policies to recycle paper and other reusable materials such as plastics and disposable packaging.

The Company enforces the US Sarbanes-Oxley Act as concerns business controls, corporate level controls and general controls through information technology. In this respect, the Board has approved organization-wide risk management control policies and sees to it that they are permanently updated. The same holds true in connection with internal reporting and control systems, which are deployed by the IT, Organization and Methods and Internal Audit departments, responsible in turn for keeping the Board abreast of new developments through the Audit Committee.

    There are continuous education programs for directors and management executives, as discussed in further detail in paragraph 11.

ALTO PALERMO S.A. (APSA)
Annual Report

4) Management Control. The Board is duty-bound to verify that the above-mentioned strategies and policies are implemented, that the budget and the operations plan are met and to control management performance, i.e., to make sure that management meets the objectives laid down, including expected profits, in furtherance of the Company’s corporate interest.

The Company has in place a management control system pursuant to which each department is responsible for administering its budget and for seeing to it that it is duly executed; mandatory signature authority levels are assigned based on transaction amounts, etc. This control system is permanently monitored by the Internal Audit Department.

On a quarterly basis, the Board assesses the degree of compliance with the annual budget, analyzes the potential causes of any deviations from budget and recommends to management any necessary corrective measures in furtherance of the Company’s corporate interest in order to align them with each matter’s best practices.

5) Reporting and Internal Control. Risk Management. The Board must report on whether it relies on risk control and management policies, stating also whether these are permanently updated in line with the applicable best practices and also on whether it relies on other policies which, in the same nature, are aimed at a periodical follow-up on the Company’s internal information and control systems.

The Company enforces these policies.

In this respect, there are internal committees, such as IT Security and Risks, that are permanently updating their activities in line with the best practices criteria.

6) Audit Committee. The Board of Directors must state whether the Audit Committee members are nominated by any of its members or only by its Chairman.

The Company has had an Audit Committee in place which has had an active role since the year that audit committees became a legal requirement. The Company’s Audit Committee is made up by three independent members as prescribed by the applicable legal provisions.

The members of the Audit Committee are nominated by the Board in its entirety, in line with the provisions under Executive Decree No. 677/01 and they are chosen by a unanimous vote.

7) Number of Board Members. The Board of Directors is made up by the directors appointed by the Shareholders’ Meeting, or, if applicable, by the Supervisory Committee, in accordance with the requirements laid down in the Company’s By-laws.

The Board of Directors must determine, on a case-by-case basis, in harmony with the size of the issuer and abiding by the decision-making procedure, if its numerical composition is adequate so that, should the need arise, a well-grounded proposal should be submitted to the Shareholders’ Meeting to request a change in the Board’s numerical composition.

The numerical composition of the Board must include a sufficient number of independent directors. The Board must create a sufficient number of committees to carry out its mission effectively and efficiently.

As provided by the Argentine Companies Law, the Board of Directors is appointed by the Shareholders’ Meeting.

As a matter of principle, the Board is made up by reliable prominent individuals of integrity, reputation and demonstrated ethics. Besides, they must be free from conflicts of interest and have enough time available to discharge their functions, which must be performed in full observance of the Company’s values; they should have demonstrated skills in the matters concerning their missions, master the best practices in corporate governance, be seasoned in legal entities management and possess a full understanding of the role to be played by a publicly traded company.

It is the Board’s understanding that in the light of the current circumstances and the size of the issuer, the number of directors laid down in the Company’s by-laws is fit and sufficient for the Company to conduct business guided by its management objectives for the fiscal year.

Besides, the Company has established several committees to focus closely on various aspects which require specific attention in light of corporate management.

ALTO PALERMO S.A. (APSA)
Annual Report

8) Board Membership. The Board of Directors must determine whether the enforcement of a policy geared towards the involvement of former executives in management is in the Company’s best interest and make any relevant recommendations.

The Board understands that for the time being there is no need to establish an express policy to permit former executives to participate in management. However, it does not rule it out either in so far as these executives’ knowledge of the Company and their experience add a plus to their qualifications as directors, which are estimated to contribute to more efficient management.

9) Multiple Directorships. The Board must examine the advisability of directors and/or statutory auditors serving as such on a limited number of entities or the relevance of this aspect and make any recommendations it may see fit.

The Board finds it advisable for its members and statutory auditors to serve on the board of other companies making up the same conglomerate/group of companies as it helps to add synergies, reduce operating costs and ensure harmonious operation in the various companies, on top of the advantages this lends to management activities themselves.

10) Board Performance Assessment. The Board of Directors must, before holding the Ordinary Shareholders’ Meeting called to consider and adopt resolutions concerning the matters detailed in the Argentine Companies Law section 234, sub-sections 1 and 2, evaluate its own performance. To that end, the Board must prepare, in writing, a guide for assessing and laying down the criteria necessary to measure its performance.

As mandated by the Argentine Companies Law, the Board submits its own actions to the consideration by the Shareholders’ Meeting every year. The Company drafts an annual report that is made available to the shareholders, corporate governance bodies and regulators, in advance as prescribed by the applicable statutory terms and along the lines established by current rules and regulations, prior to the date set for the shareholders’ meeting. The Board of Directors considers that such time is sufficient for those concerned to duly weigh the information.

11) Director Training and Development. The Board must establish a continuous education program for its members and management executives in order to maintain and refresh their knowledge and skills and to boost Board efficacy overall.

The Company encourages its members to take part in training and professional update activities. In this respect, the Company has a policy in place, annually determined by the Board and senior management. In the Board’s opinion, it is vital to improved business management that the Company’s officers should be permanently trained and take part in local and international congresses and events in their respective fields of expertise.

ALTO PALERMO S.A. (APSA)
Annual Report

DIRECTOR INDEPENDENCE CRITERIA

12) Independent Directors. The Board of Directors must determine if the party that nominates a director is duty-bound to outwardly express, for public disclosure, sufficient evidence in support of his/her independence and make any relevant recommendations.

When it comes to director independence criteria, independent director nominations are accompanied by the reasons and sufficient expression of their condition as independent, as it arises from the minutes, which are widely disclosed through publication in the Argentine Securities Commission (CNV) Financial Information Highway and in the Securities and Exchange Commission (SEC).

13) Appointment of Management Executives. The Board of Directors must determine, in connection with the selection, nomination and/or appointment of management executives if it is advisable to outwardly express the reasons underpinning the nomination and to disclose them to the public at large.

It is the Board’s opinion that there is no need, for the time being, to publicly disclose the reasons why management executives are appointed. This notwithstanding, and on account of the company being listed not only on the local securities exchange but also on other international securities markets, as has already been indicated, this recommendation is deemed to have been fully heeded.

14) Proportion of Independent Directors. The Board of Directors must outwardly express –and, if applicable, provide a description- whether it has in place a policy to maintain a proportion of independent directors on the total number of directors. There is also the duty to publicly disclose the proportion of executive directors, of non executive directors and of independent directors and to state the status of each Board member in this respect.

The proportion of independent directors in the Company’s board of directors is adequate as per the Argentine Securities Commission and the SEC requirements.

When it comes to the classification of directors as executive and non-executive, the Board understands that there is no need to implement those statuses for the time being.

The above notwithstanding, investors may rely on the so-called “20F” form, which contains an in-depth, personalized description by function of each one of the directors as well as the roster of the Executive Committee’s members.

15) Independent Directors’ Meetings. The Board must determine the suitability of holding Independent Directors-only meetings. When the Chairman of the Board is not an independent director, the independent directors must appoint a lead independent director to coordinate its committees operations, prepare Board meeting agendas and hold specific independent directors’ meetings.

At the date of this report, the Chairman of the Board is a non-Independent Director and the Board’s independent directors share in the mission to safeguard observance of the Company’s agenda together with the Board’s chair and the remaining Board members.

Given that the Audit Committee is entirely made up by independent directors and that it sessions at regular intervals, we consider that any minimum requirements in this respect have been met.

ALTO PALERMO S.A. (APSA)
Annual Report
RELATIONS WITH SHAREHOLDERS

16) Information to Shareholders. The Board must report whether it encourages periodical informational meetings with shareholders other than shareholders’ meetings.

The Board of Directors maintains its shareholders informed through various channels, mostly, electronic. Thus, for instance, meeting attendance by remote communication equipment allows the Company to provide details and/or further explanation to foreign shareholders at the time of releasing its quarterly and annual financials.

The Company also has a web-site where it posts updated information and has appointed an officer in charge of investors relations from amongst the staff of the Corporate Finance Department.

Ever since 2003 the Company has been publishing in its web-site annual reports on financial statements and special quarterly earnings reports with a focus on those matters that can be of special interest to shareholders and investors.

In addition, the Company arranges presentations to the market and road shows concerning debt instrument issuances to respond to shareholders and investors’ enquiries.

17) Response to shareholders’ concerns and enquiries. The Board of Directors must specify whether the Company relies on a specific office for dealing with shareholders’ concerns and enquiries, except for those that may affect the Company’s future strategy or plans.

If any such arrangements were in place, the Board is to report on its duty to produce periodical reports on the matters consulted to be subsequently disclosed to shareholders, corporate governance bodies and regulators.

The Company has appointed an officer in charge of shareholders’ concerns and enquiries. The job title is Investors Relations Officer and has been appointed from amongst the staff of the Corporate Finance Department.

The Board analyzes the advisability and suitability of preparing general periodical reports to post in its website which could be of general interest to its shareholders in view of the concerns and enquiries voiced by investors, and always exercising care so that the Company’s strategic position is not adversely affected.

18) Minority Shareholder Presence at Shareholders’ Meetings. The Board of Directors is to render a well-grounded opinion as to the advisability of taking particular action to foster minority shareholder attendance at shareholders’ meetings.

The Company complies in full with the Argentine Companies Law and with the regulations laid down by local regulators (CNV) and the US regulators (SEC): such rules and regulations provide for multiple mechanisms for minority shareholder attendance at shareholders’ meetings. Their attendance at shareholders’ meetings is strictly accounted for and they exercise their rights to vote and to voice their opinions.

Additionally, as soon as the shareholders’ meetings are called, the Company performs a survey and a control of its minority and institutional shareholders, through Caja de Valores S.A. (shares) and Bank of New York Mellon (ADRs), proactively encouraging them to timely obtain any certification they may need to attend general and/or special shareholders’ meetings in due time.

19) The market for Tender Offers. The Board of Directors must analyze, based on the interests of minority shareholders, the advisability of resorting to the market for tender offers. If so, it must recommend specific measures to be adopted by the Company to foster the formation of such mechanism.

In particular, the Board is to primarily furnish grounds for its decision to adhere or not to the mandatory public tender offer regime (tag-along provisions).

Even though the Company resorted to tender offers in the past, in instances known by the controlling authorities, in the light of the conditions prevailing in the market and to safeguard the interests of shareholders, the Board of Directors does not think it advisable that tag-along provisions and/or a market for tender offers should be in place.

Pursuant to a resolution adopted by the Company’s shareholders’ meeting, the Company does not adhere to the mandatory public tender offer regime. The Board does not deem it necessary to recommend changes in this respect.

20) Dividend Policy. The Board of Directors must assess, in accordance with the Company’s particular conditions, the suitability of establishing policies for payment of cash dividends and must explain the conclusions reached and the reasons for such conclusions. If applicable, it must describe the mechanism applied to propose to the Shareholders’ Meeting whether or not to pay dividends.

The Board of Directors has been distributing cash dividends during the past 12 fiscal years. This has been the result of proposals submitted by the Board of Directors that are not governed by any specific policy.

ALTO PALERMO S.A. (APSA)
Annual Report

COMMUNITY RELATIONS

21) Internet Communications. The Board of Directors must report whether the Company has its own, freely accessible web-site, where it posts information that is updated, easy to understand, sufficient and differentiated by target audience and whereby the Company provides information and responds to user concerns.

The Company has its own web-site http://www.apsacc.com.ar/ to receive users’ inquiries, complaints and reports.

22) Web-site requirements. Should the Company rely on a web-site, the Company must guarantee that the information transmitted through electronic media should meet the highest confidentiality and integrity standards whilst simultaneously preserving information and maintaining any requisite logs.

The Company guarantees that the information posted in the web-site meets the standards that are customary in these types of web-sites.

COMMITTEES

23) Committee to be chaired by an Independent Director. The Board of Directors must render an opinion as to the advisability of the Audit Committee being at all times chaired by an independent member.

The Board of Directors has decided as from the creation of its Audit Committee that it must be chaired by an independent director.

24) Rotation of Statutory Auditors and External Auditors. The Board of Directors must analyze the advisability of the Company having in place specific policies concerning rotation in Supervisory Committee membership and/or rotation of External Auditors; and in connection with the latter, whether the rotation includes the external audit firm or only the individuals.

The Audit Committee must assess on an annual basis the skills, independence and performance of the external auditor and of the members of the audit committee.

The Company complies with the rotation requirement mentioned above, which, according to the rules and regulations of the CNV and the standards laid down by the Professional Council in Economic Sciences of the City of Buenos Aires, is mandatory. The Audit Committee assesses on annual basis the performance of the External Auditor and of the members of the audit team as per applicable rules and regulations and issues the respective reports to be submitted to the consideration of the Shareholders’ Meetings.

25) Dual capacity as Statutory Auditor and as External Auditor. The Board of Directors must consider if it is advisable that the members of the Supervisory Committee should also discharge functions as external auditors and/or belong to the firm that renders external audit services to the Company.

The Board of Directors considers that such dual capacity is admissible. And that is also the position adopted by the Shareholders’ Meeting that is required to consider, on an annual basis, such circumstance upon considering performance for he year and appointments.

ALTO PALERMO S.A. (APSA)
Annual Report

26) Compensation Systems. The Board of Directors is to render an express pronouncement on whether it is adequate or not to rely on a Remuneration Committee made up by non-executive directors and entrusted with the mission to establish clear director remuneration policies with special focus on respect for by-laws and/or contractual limitations based on the availability or not of profits.

If created, the Remuneration Committee is responsible for laying down Company policy concerning remuneration and benefits and it is therefore equally responsible for:

    a) Reviewing and assessing its internal regulations on an annual basis and submitting any changes to consideration by the Board for its approval.

    b) Reporting every year to the Board of Directors the valuation guidelines followed to determine the level of remuneration of the Company’s directors, senior management, advisors and consultants compared to companies sampled as comparable and recommending the amount of the remuneration to be paid to the Company’s directors, senior management, advisors and consultants;

    c) Reviewing the competitive position of the Company’s policies and practices in connection to remunerations and benefits and approve any requisite changes;

    d) Managing the stock option system;

    e) Having a minimum numerical composition of three members;

    f) Having a majority of independent directors;

    g) Regularly reporting to the Board of Directors on the actions taken and the issues discussed in their meetings;

    h) Meeting at least twice a year;

    i) Requesting external advice if necessary;

    j) Reporting the guidelines for determining the retirement plans of directors and of senior management.

The Chairman of the Remuneration Committee must be available to attend the Shareholders’ Meeting convened to approve Board remuneration in order to explain the Company’s policies.

Each member of the Remuneration Committee must evidence sufficient skills and experience in human resources, compensation policies and risk management.

The Board of Directors deems it adequate to not create a Remuneration Committee since, given its inherent nature, it establishes the remuneration of its officers in full compliance with the Argentine Companies Law.

In order to foster the continued development of its human capital and to fill vacant job positions with the persons fittest for the position from within the Company’s own ranks or from outside the Company, the Human Resources department has as a priority to train, to foster career advancement and to determine a competitive compensation package in harmony with the market conditions which are periodically monitored.

ALTO PALERMO S.A. (APSA)
Annual Report

27) Nominations and Corporate Governance Committee. The Nominations and Corporate Governance Committee must lay down the standards and procedures inherent in the selection of directors and key executives and must determine the Company’s Corporate Governance policies and oversee their enforcement.

    To that end it must:

    a) Review and assess every year its internal regulations and propose to the Board any changes necessary for the Board’s approval;

    b) Lay down the criteria that will guide the selection of new directors, the CEO and key executives;

    c) Design the succession plans for the CEO and for key executives;

    d) Identify and recommend the candidates for Board membership to be proposed by the Committee to the Shareholders’ Meeting;

    e) Recommend the directors proposed for membership in the various Board committees;

    f) Lay down the policies and procedures to assess the performance of the CEO and of the key executives;

    g) Recommend and draft the standards and procedures that will guide the Company’s Corporate Governance practices and supervise their enforcement considering that all the aspects herein included must be contemplated;

    h) Recommend alternatives for improving the performance of the Board of Directors and its Committees; and

    i) Suggest mechanisms for improving relations and communications between the Company and its shareholders.

The Shareholders’ Meeting is responsible for choosing the regular and alternate directors according to current rules and regulations.

In turn, the Board is responsible for performing the functions that are conferred to it pursuant to the rules and regulations in force as detailed in the heading.

As of the date hereof, the Company does not have in place a Nominations and Corporate Governance Committee.

28) Policy of Non-discrimination in Board membership. The Nominations and Corporate Governance Committee is to take all measures necessary so that the appointment of members to the Board should not be impeded on account on any form of discrimination.

The Company abides fully by Argentine rules and regulations that repudiate all types of discrimination.

ALTO PALERMO S.A. (APSA)
Annual Report

Moreno 877 22º Floor – Autonomous City of Buenos Aires

Financial Statements as of and for the
fiscal year ended June 30, 2012
compared with the previous fiscal year

Fiscal year No. 122 beginning on July 1, 2011

In thousands of Argentine Pesos (See Note 1 to the Basic Financial Statements)

Free translation from the original prepared in spanish for publication in Argentina

Principal Activity:  Real estate investment and development.

Dates of registration with the Public Registry of Commerce:

-	Of the By-laws: August 29,1889

-	Of last amendment: January 16, 2008

Registration number with the
Superintendence of Corporations:                             801,047

Duration of the Company:                                            Until August 28, 2087

Name of parent Company:                                            IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:                                                              Bolívar 108 – 1° floor– Autonomous City of Buenos Aires

Main activity:                                                                 Real estate investment

Percentage of votes of the parent
Company on the equity:                                               95.61% (See Note 8.j to the Basic Financial Statements)

Type of stock	CAPITAL STATUS (Note 4 to the Basic Financial Statements)
	Authorized for Public Offer of Shares	Subscribed, Issued and Paid up Ps.
Common stock with a face value of Ps.0.1 per share and entitled to 1 vote each	1,259,886,188	125,989

ALTO PALERMO S.A. (APSA)
Consolidated Balance Sheets as of June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	06.30.12	06.30.11		06.30.12	06.30.11
	(Notes 1 and 3)	(Notes 1 and 3)		(Notes 1 and 3)	(Notes 1 and 3)
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 4.a)	102,505	24,620	Trade accounts payable (Note 4.i)	92,039	83,830
Other investments,net (Note 4.b)	47,573	150,328	Short-term debt (Note 4.j)	82,206	121,615
Account receivable, net (Note 4.c)	257,667	200,404	Salaries and social security payable (Note 4.k)	26,411	24,061
Other receivables and prepaid expenses, net (Note 4.d)	86,860	96,307	Taxes payable (Note 4.l)	138,076	102,053
Inventory (Note 4.e)	7,705	35,570	Customer advances (Note 4.m)	151,681	131,011
Total Current Assets	502,310	507,229	Dividends payable (Note 4.n)	6,092	-
			Other liabilities (Note 4.o)	54,960	56,217
			Total Debts	551,465	518,787
			Provisions (Note 4.p)	-	267
			Total Current Liabilities	551,465	519,054

			NON-CURRENT LIABILITIES
			Trade accounts payable (Note 4.i)	4	47
NON-CURRENT ASSETS			Long-term debt (Note 4.j)	697,979	615,503
Account receivable, net (Note 4.c)	2,241	562	Taxes payable (Note 4.l)	127,746	142,213
Other receivables and prepaid expenses, net (Note 4.d)	46,664	55,638	Customer advances (Note 4.m)	114,079	95,021
Inventory (Note 4.e)	32,896	26,753	Other liabilities (Note 4.o)	9,035	11,467
Fixed assets, net (Note 4.f)	1,581,770	1,504,230	Total Debts	948,843	864,251
Other investments, net (Note 4.b)	280,075	212,476	Provisions (Note 4.p)	11,593	12,829
Intangible assets, net (Note 4.g)	57,000	42,226	Total Non-Current Liabilities	960,436	877,080
Subtotal Non-Current Assets	2,000,646	1,841,885	Total Liabilities	1,511,901	1,396,134
Negative goodwill, net (Note 4.h)	-14,582	-27,179	Minority interest	148,426	137,527
Total Non-Current Assets	1,986,064	1,814,706	SHAREHOLDERS’ EQUITY	828,047	788,274
Total Assets	2,488,374	2,321,935	Total Liabilities and Shareholders’ Equity	2,488,374	2,321,935

The accompanying notes are an integral part of these Consolidated Financial Statements.

Saúl Zang
Vice- President
acting as President

ALTO PALERMO S.A. (APSA)
Consolidated Statements of Income
For the fiscal years beginning on July 1, 2011 and 2010
and ended June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	06.30.12 (Notes 1 and 3)	06.30.11 (Notes 1 and 3)
Revenues:
Leases and services	882,293	676,922
Consumer financing	4,836	68,576
Other	36,489	110,970
Total revenues	923,618	856,468
Costs:
Leases and services	(157,260)	(165,069)
Consumer financing	(1,605)	(22,663)
Other	(31,744)	(70,028)
Total costs	(190,609)	(257,760)
Gross profit:
Leases and services	725,033	511,853
Consumer financing	3,231	45,913
Other	4,745	40,942
Total gross profit	733,009	598,708
Selling expenses	(54,629)	(68,440)
Administrative expenses	(90,247)	(76,308)
Gain from recognition of inventories at net realizable value	8,870	14,964
Net income from retained interest in securitized receivables	-	4,707
Subtotal	(136,006)	(125,077)
Operating income	597,003	473,631
Net income on equity investees	10,125	9,117
Amortization of negative goodwill, net	2,105	1,883
Financial and holding results generated by assets:
Interest	18,231	15,624
Foreign currency exchange gain	21,485	13,300
Other holding results	25,593	(19,843)
Subtotal	65,309	9,081
Financial and holding results generated by liabilities:
Interest	(69,527)	(81,949)
Foreign currency exchange loss	(69,631)	(30,760)
Other holding results	(5,702)	(3,516)
Subtotal	(144,860)	(116,225)
Total financial results, net (Note 4.q))	(79,551)	(107,144)
Other income (expenses), net (Note 4.r))	(16,182)	8,347
Income before taxes and minority interest	513,500	385,834
Income tax expense	(171,725)	(106,581)
Minority interest	(13,933)	(7,199)
Net income	327,842	272,054
Basic net income per share (Note 3.p) to the Basic Financial Statements)	0.2602	0.2407
Diluted net income per share (Note 3.p) to the Basic Financial Statements)	0.1347	0.1196
     The accompanying notes are an integral part of these Consolidated Financial Statements.

Saúl Zang
Vice- President
acting as President

ALTO PALERMO S.A. (APSA)
Consolidated Statements of Cash Flows (1)
For the fiscal years beginning on July 1, 2011 and 2010
and ended June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	06.30.12 (Notes 1 and 3)	06.30.11 (Notes 1 and 3)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	145,552	53,422
Cash and cash equivalents as of the end of the year	103,954	145,552
(Decrease) Increase in cash and cash equivalents	(41,598)	92,130
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the fiscal year	327,842	272,054
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation of fixed assets	110,159	111,843
Income on equity investments	(10,125)	(9,117)
Amortization of intangible assets	4,891	5,511
Amortization of negative goodwill, net	(2,105)	(1,883)
(Gain) Loss on intangible assets sold	(536)	8,816
Loss for not exercise purchase option of Arcos del Gourmet S.A.	-	1,606
Net carrying value of fixed assets sold	1,437	13,877
Provision for tax on personal assets of shareholders	74	49
Charge of provision for contingencies, net	47	5,216
Allowance for doubtful accounts, net	6,889	7,480
Net gain from retained interest in securitized receivables	-	(4,707)
Provision for Directors’ fees	14,812	10,104
Minority interest	13,932	7,199
Income tax expense	171,725	106,581
Financial results	115,463	109,744
Other financial results	(16,004)	-
Long-term incentive program reserve	2,138	-
Gain for recognition of inventories at net realizable value	(8,870)	(14,964)
Net income from sales of real estate property	(4,624)	(31,333)
Increase of intangible assets	(913)	(3,051)
Changes in operating assets and liabilities:
Increase in accounts receivable	(61,929)	(114,264)
Decrease in other receivables and prepaid expenses	16,432	7,407
Decrease in inventory	36,128	60,664
Increase in trade accounts payable	15,041	6,441
Increase in customer advances	38,974	47,549
Decrease in taxes payable	(161,402)	(100,519)
Increase in salaries and social security payable	2,294	9,072
Decrease in provision for contingencies	(1,550)	(1,990)
Increase in other liabilities	13,533	10,808
Net cash provided by operating activities	623,753	520,193

Saúl Zang
Vice- President
acting as President

ALTO PALERMO S.A. (APSA)
Consolidated Statements of Cash Flows (Continued) (1)
For the fiscal years beginning on July 1, 2011 and 2010
and ended June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	06.30.12 (Notes 1 and 3)	06.30.11 (Notes 1 and 3)
CASH FLOWS FROM INVESTING ACTIVITIES
(Outflows) Inflows of cash by acquisition / sale of subsidiaries	(48,470)	68,769
Purchase of Non-Convertible Notes of Cresud S.A.C.I.F. y A.	(30,000)	(10,275)
Advances for purchase of shares	-	(1,538)
Acquisition of fixed assets	(77,769)	(51,676)
Contributions to the risk fund of the reciprocal guarantee company	(10,000)	-
Increase in investments	(5,107)	(7,724)
Purchase of TGLT´s shares	(2,650)	(56,295)
Purchase option Arcos del Gourmet S.A.’ s shares	-	(1,217)
Loans granted to related parties	(41,660)	(84,887)
Collection of receivables from related parties	4,334	89,585
Acquisition of undeveloped parcels of land and other real estate	(40,114)	-
Net cash used in investing activities	(251,436)	(55,258)
CASH FLOWS FROM FINANCING ACTIVITIES
Cash from minority shareholders’ capital contributions to subsidiaries	2,716	808
(Payments) proceeds from overdrafts	(22,664)	52,997
Payment of seller financing of shares	(23,304)	(4,820)
Proceeds from issuance of short-term debt	-	40,000
Proceeds from short-term and long-term debts	-	4,972
Proceeds from debt with related parties	-	2,220
Payment of financial loans	(17,213)	-
Payment of financial loans interest	(6,692)	-
Payment of dividends	(252,431)	(243,825)
Payment of bank debt interests	(490)	-
Payment of related parties interests	(2,023)	-
Payment of Non-Convertible Notes	(94,435)	(223,103)
Dividends paid to minority shareholders	(4,316)	(2,054)
Reimbursement of dividends	6,937	-
Net cash used in financing activities	(413,915)	(372,805)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(41,598)	92,130
(1)	Includes cash and banks and investments with a short-term realization. See Note 2.2.1 to the Basic Financial Statements.
The accompanying notes are an integral part of these Consolidated Financial Statements.

Saúl Zang
Vice- President
acting as President

ALTO PALERMO S.A. (APSA)
Consolidated Statements of Cash Flows (Continued)
For the fiscal years beginning on July 1, 2011 and 2010
and ended June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	06.30.12	06.30.11
Supplemental cash flow information
Income tax	142,618	61,065
Non-cash activities:
Decrease in short and long-term debt through an increase in shareholders´equity	38	61,240
Decrease in trade account receivable, net	646	-
Decrease in other receivables and prepaid expenses, net	8,025	-
Decrease in equity investments	16,004	-
Decease in accounts payable	7,345	-
Decrease in other liabilities	17,330	-
Increase in investments through an increase on other liabilities	-	16,004
Decrease in inventory through a decrease in customer advances	-	1,920
Decrease in other receivables and prepaid expenses, net through a decrease in shareholders´equity (offsetting of dividends)	38,659	-
Increase in intangible assets through a decrease in other non-current receivables and prepaid expenses, net	2,083	-
Decrease in intangible assets through a decrease in trade accounts payable	1,153	-
Dividends distribution, not yet cancelled	2,964	130,825
Increase in intangible assets through a decrease in fixed assets	985	-
Increase in fixed assets through a decrease in inventory	-	9,264
Increase in inventory through an decrease in non-current investment	-	64,150
Increase in fixed assets through an increase in short and long-term debts	1,213	-
Increase in investment through a decrease in other receivables and prepaid expenses, net	-	193

Acquisition/sale of equity investee in companies	06.30.12 (1)	06.30.11 (2)
Accounts receivable	(1,320)	254,345
Other receivables and prepaid expenses	(4,423)	24,194
Investments	(2,029)	132,254
Fixed assets	(109,623)	(67,522)
Intangibles assets	(16,301)	-
Short and long-term debt	53,747	(91,173)
Trade accounts payable	1,623	(171,267)
Customer advances	754	-
Salaries and social security payable	56	(10,703)
Provisions	-	214
Taxes payable	11,159	(14,245)
Other liabilities	973	1,193
Total non-cash unconsolidated net assets acquired	(65,384)	57,290
Cash and cash equivalents acquired	(2,780)	(1,292)
Total unconsolidated net assets acquired	(68,164)	55,998
Minority interest	(1,434)	-
Goodwill	(10,562)	15,539
Subsidiary companies acquisition/sale value	(80,160)	71,537
Impairment and sale of investment (Tarshop S.A.)	-	(15,327)
Remaining investment	-	(28,967)
Cash and cash equivalents acquired	2,780	1,292
Amount financed by the sellers	27,372	33,403
Cash in advance	1,538	6,831
(Outflows) Inflows of cash by acquisition/sale of subsidiaries	(48,470)	68,769
(1) Relates to the acquisition of 50% of Nuevo Puerto Santa Fe S.A., to the acquisition of 8.185% of Arcos del Gourmet S.A, and to the acquisition of 50% of Quality Invest S.A..
(2) Relates to the acquisition of Soleil Factory, to the acquisition of 50% of Apsamedia S.A. and to the sale of 80% of Tarshop S.A.

Saúl Zang
Vice- President
acting as President

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 1: PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements have been prepared in thousands of Argentine pesos.

Alto Palermo S.A. (APSA), here in after the “Company” or “APSA”, interchangeably, has consolidated its Balance Sheets as of June 30, 2012 and 2011 and the Statements of Income and Cash Flow for the fiscal years ended June 30, 2012 and 2011 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

The company Apsamedia S.A. has been consolidated using the proportional consolidation method included in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission, up to December 31, 2010. As from January 1, 2011 the consolidation was made line for line as described in Note 8.k) to the Basic Financial Statements.

The companies Nuevo Puerto Santa Fe S.A. and Quality Invest S.A. have been consolidated using the proportional consolidation method, in accordance with Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission (CNV) as from August 15, 2011 and March 31, 2012, respectively.

The company Torodur S.A. has been considered an integrated entity. See Note 2.2 to the Basic Financial Statements.

As of June 30, 2011 the Statements of Income and of Cash Flows include results and cash flows, respectively, for the two-month period in which APSA still held control on Tarshop S.A. (here in after “Tarshop”). As from the sale of 80% of that company, results generated from the remaining investment are disclosed under caption Net income on equity investees.

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

The following table shows a summary of the effect that would have had Tarshop’s unconsolidated on the Statements of Income and Cash Flows as of June 30, 2011.

Caption	Issued Financial Statements as of 06.30.11 (*) Ps.	Tarshop as of 06.30.11 Ps.	Financial Statements considering the sale of 06.30.11 Ps.
Revenues	856,468	(53,887)	802,581
Costs	(257,760)	18,032	(239,728)
Gross profit	598,708	(35,855)	562,853
Operating income	473,631	(17,644)	455,987
Net income on equity investees	9,117	17,525	26,642
Net income	272,054	-	272,054

Net cash provided by operating activities	520,193	22,002	542,195
Net cash used in investing activities	(55,258)	101	(55,157)
Net cash used in financing activities	(372,805)	(28,553)	(401,358)

(*) The Statements of Income and Cash Flow have been modified as established in Note 2.15 to the Basic Financial Statements.

COMPARATIVE INFORMATION

The comparative information at June 30, 2011 included in these financial statements arise from the financial statements as of such date. Certain reclassifications of prior year information have been made to conform to the current year presentation. See notes 2.2 and 2.15 to the Basic Financial Statements.

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:  CORPORATE CONTROL

The following table shows the data concerning the corporate control:

.	Percentage of capital stock owned as of		Financial statements for consolidation purposes
	06.30.12	06.30.11
Torodur S.A. (2)	100	100	06.30.12
Emprendimiento Recoleta S.A.	53.684	53.684	06.30.12
Shopping Neuquén S.A.	98.144	98.144	06.30.12
Fibesa S.A.	99.99996	100	06.30.12
Conil S.A.	100	100	06.30.12
Panamerican Mall S.A.	80	80	06.30.12
Apsamedia S.A. (1)	100	100	06.30.12
Arcos del Gourmet S.A. (4)	88.185	80	06.30.12
Nuevo Puerto Santa Fe S.A. (3)	50	-	06.30.12
Quality Invest S.A. (5)	50	-	06.30.12

(1)	See Note 8.k) to the Basic Financial Statements.
(2)	See Note 8.o) to the Basic Financial Statements.
(3)	33.33% direct and 16.66% indirect through its interest in Torodur S.A.. See Note 8.p) to the Basic Financial Statements.
(4)	See Note 8.a) to the Basic Financial Statements.
(5)	See Note 8.t) to the Basic Financial Statements.

NOTE 3:  SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. except for what is mentioned in Notes 2.2 and 2.15 of the Basic Financial Statements. Note 2 to the Basic Financial Statements details the most significant accounting policies and below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a. Revenue Recognition

Consumer financing operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among others. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the fiscal year, irrespective of whether collection has or has not been made.

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:    (Continued)

Lease agent operations

Fibesa S.A., here in after "Fibesa", company in which APSA has shares of 99.99996%, acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value, admission’s rights and from rental of advertising spaces. Revenues are recognized at the time that the transaction is successfully concluded.

Rental of advertising space

Apsamedia S.A. is a lessor of advertising spaces in the group’s shopping centers. Revenues derived from this activity are recognized using the straight-line method over the life of the respective lease agreements.

b. Investments

 Notes

Investment in Notes issued by Cresud S.A.C.I.F. y A. has been valued at its nominal value, because they will be kept by the Company until maturity. The values thus obtained do not significantly differ from those that may have been obtained if valued based on the best possible estimate of the discounted amount to be collected using the respective internal rate of return estimated upon capitalization.

c. Intangible assets

c.1. Concession

Intangible assets include Arcos del Gourmet S.A.’s concession right, which will be amortized over the life of the concession agreement (See Note 8.e)), after the opening of the shopping center.

c.2. Pre operating expenses

These expenses are amortized on a straight-line method over a three-year period starting upon the opening of the shopping center. The net carrying value of the intangible assets does not exceed its estimated recoverable value at the year end.

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:    (Continued)

d. Minimum Presumed Income Tax (MPIT)

The Company has recognized the MPIT accrued over the year and paid in previous years as a credit, as it estimates that in futures years, it may be computed towards paying income tax.

NOTE 4: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions of these Consolidated Financial Statements is as follows:

a) Cash and banks:

	06.30.12	06.30.11
Cash in local currency	436	520
Cash in foreign currency	214	202
Bank accounts in local currency	8,977	10,814
Bank accounts in foreign currency	92,878	13,084
Total cash and banks	102,505	24,620

b) Other investments, net:

Current	06.30.12	06.30.11

Mutual funds in local currency (ii)	37,707	26,646
Mutual funds in foreign currency (i)	589	120,590
Non convertible Notes - Cresud S.A.C.I.F. y A. (Note 8.c) and Note 5)	8,660	2,569
Mortgages bonds issued by Banco Hipotecario S.A. (Note 5)	496	477
Interest receivable – Non convertible notes - Cresud S.A.C.I.F. y A. (Note 8.c) and Note 5)	121	46
Total	47,573	150,328

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:    (Continued)

Non-current	06.30.12	06.30.11

Undeveloped parcels of land:
- Luján plot of land	40,102	-
- Caballito plot of land	36,889	36,889
- Patio Olmos	32,949	32,949
- Air Space Coto	13,188	13,188
- Air Space Soleil Factory	6,676	6,676
- Other real estate	3,103	3,091
Contributions to the risk fund of the reciprocal guarantee company	10,000	-
Non-Convertible Notes - Cresud S.A.C.I.F. y A. (Note 8.c) and Note 5)	29,958	7,706
Other investments	56	56
Subtotal	172,921	100,555
Equity investments in companies:
Tarshop S.A.	48,209	54,088
TGLT S.A.	58,945	56,295
Shares´ purchase advances	-	1,538
Subtotal	107,154	111,921
Total	280,075	212,476
Total other investments, net	327,648	362,804
(i) Considered as cash equivalents for purposes of the Consolidated Statements of Cash Flows.
(ii) As of June 30, 2012 and 2011 include Ps. 860 and Ps. 342, respectively, considered as cash equivalents for purposes of the Consolidated Statements of Cash Flows.

c) Account receivable, net:

Current	06.30.12	06.30.11

Checks to be deposited	126,494	86,990
Leases and services receivable	90,708	68,185
Debtors under legal proceedings	43,733	40,352
Pass-through expenses receivable	26,834	18,953
Consumer financing receivables	11,128	70,248
Notes receivable	7,980	5,987
Related parties (Note 5)	5,056	4,711
Receivables with collections agents	4,864	4,869
Credit cards receivable	636	497
Mortgages receivable	100	647
Receivable from sale of fixed assets	-	4,034
Allowance for doubtful accounts	(59,866)	(105,069)
Total	257,667	200,404

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 4:   (Continued)

Non-current	06.30.12	06.30.11

Notes receivable	1,183	-
Leases and services receivable	681	448
Mortgages receivable	374	114
Pass-through expenses receivable	3	-
Total	2,241	562
Total accounts receivable, net	259,908	200,966

d) Other receivables and prepaid expenses, net:

Current	06.30.12	06.30.11

Prepaid expenses	30,541	25,111
Value Added Tax (VAT) – receivable	19,099	26,168
Related parties (Note 5)	17,013	27,748
Prepaid services	9,272	7,046
Other tax credits	4,326	3,314
Other tax credits – Gross revenue tax	3,099	1,750
Loans granted	1,934	229
Guarantee deposits	346	159
Income tax credits, net	122	7
Refunds receivable	-	4,278
Others	1,108	497
Total	86,860	96,307

Non-current

Value Added Tax (VAT) – receivable	33,535	47,579
Imputed interest of non-current receivables	(5,803)	(10,943)
Deferred tax assets	10,985	8,188
Deferred tax allowance	(2,089)	(354)
Minimum Presumed Income Tax (MPIT)	5,263	4,778
Mortgages receivable	2,208	2,208
Allowance for doubtful mortgage receivable	(2,208)	(2,208)
Prepaid expenses	1,652	2,121
Other tax credits	1,355	1,074
Guarantee deposits	475	35
Expenses to be accrued	-	1,699
Reimbursements receivable	-	863
Others	1,291	598
Total	46,664	55,638
Total other receivables and prepaid expenses, net	133,524	151,945

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:    (Continued)

e) Inventory:

Current	06.30.12	06.30.11

Torres Rosario under construction	4,480	4,206
Others	2,569	2,816
Torres Rosario	656	3,037
Rosario plot of land	-	25,511
Total	7,705	35,570

Non-current

Units to be received Beruti (Note 5)	23,608	23,309
Torres Rosario under construction	7,896	3,444
Torres Rosario	1,392	-
Total	32,896	26,753
Total inventory	40,601	62,323

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:    (Continued)

f) Fixed assets, net:

	06.30.12	06.30.11
Properties:
Shopping Centers:
Dot Baires	515,906	531,507
Abasto	144,547	152,266
Alto Palermo	93,837	114,674
Mendoza Plaza	78,250	77,823
Patio Bullrich	77,947	82,702
Alto Rosario	75,755	78,764
Soleil Factory	64,547	66,266
Córdoba Shopping - Villa Cabrera	61,053	65,538
Paseo Alcorta	60,823	65,197
Alto Avellaneda	52,737	61,977
Alto NOA	18,305	20,350
La Ribera Shopping	17,822	-
Buenos Aires Design	7,031	7,833
Other properties	17,147	17,783
San Martín property	91,372	-
Offices	772	239
Dot Baires Offices	96,964	98,116
Shopping Center Neuquén Project (Note 8.a))	7,679	6,861
Units to be received Beruti (Note 5)	9,264	9,264
Facilities	66	80
Suppliers advances	17,741	11,151
Furniture, fixture and equipment	11,029	13,754
Computer equipment	3,106	1,539
Software	1,151	1,172
Leasehold improvements	107	237
Vehicles	6	12
Work in progress:
Arcos del Gourmet	17,681	-
Soleil Factory	9,926	2,448
Neuquén shopping center Project	9,126	4,466
Abasto	3,997	2,212
Paseo Alcorta	3,816	1,604
Offices	2,733	1,382
Córdoba Shopping - Villa Cabrera	1,677	632
Alto Avellaneda	1,493	2,288
Alto Palermo	1,281	671
Patio Bullrich	1,194	394
Mendoza Plaza	1,141	803
La Ribera Shopping	992	-
Dot Baires	740	1,617
Buenos Aires Design	645	202
Alto Rosario	328	354
Alto NOA	36	52
Total fixed assets, net	1,581,770	1,504,230

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:    (Continued)

g) Intangible assets, net:

	06.30.12	06.30.11
Preoperating expenses	21,995	21,056
Arcos del Gourmet S.A.´s concession	34,786	20,873
Trademarks	219	297
Total intangible assets, net	57,000	42,226

h) Negative goodwill, net:

	06.30.12	06.30.11
Arcos del Gourmet S.A.	5,730	-
Nuevo Puerto Santa Fe S.A.	843	-
Conil S.A.	506	506
Soleil Factory	(13,319)	(14,349)
Empalme S.A.I.C.F.A. y G.	(7,181)	(7,815)
Mendoza Plaza Shopping S.A.	(5,007)	(5,335)
Emprendimiento Recoleta S.A.	(112)	(186)
Quality Invest S.A.	3,958	-
Total negative goodwill, net	(14,582)	(27,179)

i) Trade accounts payable:

Current	06.30.12	06.30.11

Accruals	49,800	46,471
Suppliers	35,719	26,036
Related parties (Note 5)	6,201	10,585
Others	319	738
Total	92,039	83,830

Non-current
Suppliers	4	47
Total	4	47
Total trade accounts payable	92,043	83,877

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:    (Continued)

j) Short-term and long-term debt:

Current	06.30.12	06.30.11

- Banks
Overdrafts	32,173	54,837
Accrued bank interests	6	496
Subtotal	32,179	55,333
- Financial
Seller financing of property San Martín	17,644	-
Seller financing of Arcos del Gourmet S.A.	10,235	8,900
Seller financing of Nuevo Puerto Santa Fe S.A.	7,418	-
Accrued interest on Convertible Notes (Note 5)	6,535	5,864
Accrued interest on Non-Convertible Notes (Note 5)	5,009	5,176
Seller financing of Soleil Factory goodwill	2,854	4,714
Financial leasings payable	787	-
Deferred debt costs	(455)	(483)
Related parties (Note 5)	-	2,345
Non-Convertible Notes (Note 5)	-	39,766
Subtotal	50,027	66,282
Total	82,206	121,615

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

Non-current	06.30.12	06.30.11
- Financial
Non-Convertible Notes	497,970	452,100
Convertible Notes (Note 5)	143,717	130,515
Seller financing of Soleil Factory goodwill	38,689	35,125
Seller financing of property San Martín	17,429	-
Seller financing of Arcos del Gourmet S.A.	1,530	-
Financial leasings payable	426	-
Deferred debt costs	(1,782)	(2,237)
Total	697,979	615,503
Total short-term and long-term debt	780,185	737,118

k) Salaries and social security payable:

	06.30.12	06.30.11
Provision for vacation, bonuses and others	21,854	20,077
Social security payable	3,879	3,300
Others	678	684
Total salaries and social security payable	26,411	24,061

l) Taxes payable:

Current	06.30.12	06.30.11
Provision for Income tax, net	105,415	66,163
Value Added Tax (VAT) – payable	16,469	15,391
Other taxes payable	3,997	1,058
Gross revenue tax withholdings	3,674	3,626
Other tax withholdings	3,658	3,444
Tax amnesty plan for income tax payable	1,960	1,759
Tax amnesty plan for municipality taxes payable	1,358	1,321
Income tax withholdings	851	4,955
MPIT, net	368	300
Tax amnesty plan for gross revenue tax payable	326	358
Interest payable on tax debt	-	3,678
Total	138,076	102,053

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:    (Continued)

Non-current	06.30.12	06.30.11
Deferred income tax	108,746	122,621
Tax amnesty plan for income tax payable	15,426	17,386
Other taxes payable	3,574	2,206
Total	127,746	142,213
Total taxes payable	265,822	244,266

m) Customer advances:

Current	06.30.12	06.30.11
Admission rights	78,030	60,580
Lease advances	46,549	33,925
Customer advances	21,390	16,299
Advance for sale of Rosario plot of land and torres Rosario	4,267	18,595
Related parties (Note 5)	781	-
Guarantee deposits received	664	1,612
Total	151,681	131,011

Non-current
Admission rights	85,281	66,885
Lease advances	25,742	27,359
Guarantee deposits received	3,056	777
Total	114,079	95,021
Total customer advances	265,760	226,032

n) Dividends payable:

	06.30.12	06.30.11
Dividends payable (Note 5)	6,092	-
Total dividends payable	6,092	-

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:    (Continued)

o) Other liabilities:
Current	06.30.12	06.30.11
Related parties (Note 5)	38,401	28,290
Accrual for Directors’ fees net of advances (Note 5)	14,812	10,104
Withholdings and guarantee deposits	721	515
Below market leases	313	435
Contributed leasehold improvements	266	332
Other liabilities	-	16,004
Others	447	537
Total	54,960	56,217

Non-current
Contributed leasehold improvements	8,903	9,170
Other liabilities- Higher investment value	120	2,285
Directors’ guarantee deposits (Note 5)	12	12
Total	9,035	11,467
Total other liabilities	63,995	67,684

p) Provisions:

Current	06.30.12	06.30.11
Provision for contingencies	-	267
Total	-	267

Non-current
Provision for contingencies	11,593	12,829
Total	11,593	12,829
Total Provisions	11,593	13,096

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:    (Continued)

q) Financial results, net:

	06.30.12	06.30.11
Interest income from past-due receivables	8,075	6,105
Effect on the present value accounting	5,147	4,233
Other interest	2,213	1,600
Results from financial investments (Note 5)	2,738	3,644
Results from mortgages receivable Torres de Abasto	58	42
Subtotal interest	18,231	15,624
Foreign currency exchange gain	21,485	13,300
Other holding results	25,593	(19,843)
Financial gain generated by assets	65,309	9,081

Generated by liabilities:
Financial expenses (Note 5)	(64,085)	(75,061)
Interest on taxes payable	(5,324)	(6,743)
Other interest	(118)	(145)
Subtotal interest	(69,527)	(81,949)
Foreign currency exchange loss	(69,631)	(30,760)
Loss from derivative financial instruments	(1,050)	-
Loss from update of advances for leases	(4,652)	(3,805)
Gain from repurchase of Non-Convertible Notes (Note 5)	-	289
Subtotal other holding results	(5,702)	(3,516)
Financial loss generated by liabilities	(144,860)	(116,225)
Total financial results, net	(79,551)	(107,144)

r) Other income (expenses), net:

	06.30.12	06.30.11
Donations (Note 5)	(13,928)	(1,191)
Sale of customer relationships and transfer of portfolio of Apsamedia S.A. (Notes 5 and 8.b))	-	12,909
Others	(2,254)	(3,371)
	(16,182)	8,347

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

	06.30.12
Company	Investments - Current	Investments – Non-current	Account receivable, net - Current	Other receivables and prepaid expenses, net – Current	Non-current Inventory / Fixed Assets, net	Trade accounts payable – Current	Short-term debt	Long- term debt	Customer advances – Current	Dividends payable	Other liabilities- Current	Other liabilities– Non-current

Shareholders	-	-	-	-	-		-	-	-	(6,092)	-	-
Banco Hipotecario S.A. (2)	496	-	298	-	-		-	-	-	-	-	-
Cactus S.A. (1)	-	-	12	-	-		-	-	-	-	-	-
Consultores Assets Management S.A. (14)	-	-	73	-	-	(5)	-	-	-	-	-	-
Consorcio Libertador (4)	-	-	1	-	-	(3)	-	-	-	-	-	-
Consorcio Torre Boston (4)	-	-	2	-	-	-	-	-	-	-	-	-
Cresud S.A.C.I.F. y A. (5)	8,781	29,958	73	12,562	-	-	-	-	-	-	(38,266)	-
Cyrsa S.A. (6)	-	-	26	-	-	(28)	-	-	-	-	-	-
Directors	-	-	1	-	-	-	-	(5)	-	-	(14,812)	(12)
E-Commerce Latina S.A. (7)	-	-	21	-	-	-	-	-	-	-	-	-
Estudio Zang, Bergel y Viñes (8)	-	-	-	-	-	(642)	-	-	-	-	-	-
Fundación IRSA (4)	-	-	18	-	-	-	-	-	-	-	-	-
FyO Trading S.A. (1)	-	-	1	-	-	-	-	-	-	-	-	-
Futuros y Opciones.Com S.A. (1)	-	-	112	-	-	(6)	-	-	-	-	-	-
Hoteles Argentinos S.A. (7)	-	-	-	-	-	(1)	-	-	-	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (9)	-	-	1,706	56	-	(5,295)	(6,535)	(143,679)	-	-	(107)	-
Llao Llao Resorts S.A. (7)	-	-	489	-	-	(36)	-	-	-	-	-	-
Museo de los Niños (4)	-	-	1,434	-	-	(6)	-	-	-	-	-	-
Nuevas Fronteras S.A. (7)	-	-	-	-	-	(105)	-	-	-	-	-	-
Nuevo Puerto Santa Fe S.A. (13)	-	-	314	-	-	(70)	-	-	-	-	(28)	-
Personnel	-	-	-	3,237	-	-	-	-	-	-	-	-
Quality Invest S.A. (13)	-	-	11	-	-	-	-	-	-	-	-	-
Ritelco S.A. (7)	-	-	1	-	-	-	-	-	-	-	-	-
Solares de Santa María S.A. (7)	-	-	3	-	-	(3)	-	-	-	-	-	-
Tarshop S.A. (10)	-	-	460	1,102	-	(1)	-	-	(781)	-	-	-
Tyrus S.A. (7)	-	-	-	56	-	-	-	-	-	-	-	-
TGLT S.A. (3)	-	-	-	-	32,872	-	-	-	-	-	-	-
Total	9,277	29,958	5,056	17,013	32,872	(6,201)	(6,535)	(143,684)	(781)	(6,092)	(53,213)	(12)

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 5:    (Continued)

	06.30.11
Company	Investments - Current	Investments - Non-current	Account receivable, net - Current	Other receivables and prepaid expenses, net – Current	Non-current Inventory / Fixed Assets	Trade accounts payable – Current	Short-term debt	Long- term debt	Other liabilities- Current	Other liabilities – Non-current

Banco Hipotecario S.A. (2)	477	-	225	-	-	-	-	-	-	-
Cactus S.A. (1)	-	-	25	-	-	(3)	-	-	-	-
Consorcio Libertador (4)	-	-	1	-	-	(3)	-	-	-	-
Consorcio Torre Boston (4)	-	-	1	-	-	-	-	-	-	-
Consultores Assets Management S.A. (14)	-	-	11	-	-	(5)	-	-	-	-
Cresud S.A.C.I.F. y A. (5)	2,615	7,706	6	11,455	-	(61)	-	-	(10,872)	-
Cyrsa S.A. (6)	-	-	172	-	-	(1,097)	-	-	-	-
Directors	-	-	2	-	-	-	(2)	(41)	(10,104)	(12)
E-Commerce Latina S.A. (7)	-	-	20	-	-	-	-	-	-	-
Estudio Zang, Bergel y Viñes (8)	-	-	-	-	-	(783)	-	-	-	-
Fundación IRSA (4)	-	-	5	-	-	-	-	-	-	-
Futuros y Opciones.Com S.A. (1)	-	-	13	-	-	(6)	-	-	-	-
Hoteles Argentinos S.A. (7)	-	-	-	-	-	(1)	-	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (9)	-	-	1,856	12	-	(2,865)	(19,228)	(130,444)	(88)	-
Llao Llao Resorts S.A. (7)	-	-	73	-	-	(74)	-	-	-	-
Museo de los Niños (4)	-	-	1,752	-	-	(6)	-	-	-	-
Nuevas Fronteras S.A. (7)	-	-	-	-	-	(146)	-	-	-	-
Personnel	-	-	-	2,515	-	-	-	-	-	-
Solares de Santa María S.A. (7)	-	-	2	-	-	(2)	-	-	-	-
Tarshop S.A. (10)	-	-	547	13,715	-	(5,533)	-	-	(17,330)	-
Tyrus S.A. (7)	-	-	-	51	-	-	-	-	-	-
TGLT S.A. (3)	-	-	-	-	32,573	-	(2,345)	-	-	-
Total	3,092	7,706	4,711	27,748	32,573	(10,585)	(21,575)	(130,485)	(38,394)	(12)

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 5: (Continued)

	06.30.12
Company	Leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services – Salaries and bonuses

Shareholders	-	-	-	-	(151)	-
Cresud S.A.C.I.F. y A. (5)	-	-	906	-	-	(48,119)
Directors	-	(36,024)	-	(1)	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (9)	-	(4,525)	1,117	(14,765)	-	437
Estudio Zang, Bergel y Viñes (8)	-	(2,651)	-	-	-	-
Fundación IRSA (4)	-	-	-	-	(737)	-
Tarshop S.A. (10)	2,646	-	-	-	-	-
Inversiones Financieras del Sur S.A. (11)	-	-	125	-	-	-
TGLT S.A. (3)	-	-	-	(50)	-	-
Total	2,646	(43,200)	2,148	(14,816)	(888)	(47,682)

	06.30.11
Company	Leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services – Salaries and bonuses

Cresud S.A.C.I.F. y A. (5)	-	-	235	(964)	-	(39,805)
CAM Communications LP (Delaware) (4)	-	-	42	-	-	-
Directors	-	(29,419)	-	(4)	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (9)	-	(5,353)	1,871	(18,665)	-	1,354
Parque Arauco S.A. (12)	-	-	-	(315)	-	-
Personnel	-	-	209	-	-	-
Estudio Zang, Bergel y Viñes (8)	-	(2,702)	-	-	-	-
Fundación IRSA (4)	-	-	-	-	(213)	-
Tarshop S.A. (10)	1,429	-	80	-	12,596	-
Inversiones Financieras del Sur S.A. (11)	-	-	516	-	-	-
TGLT S.A. (3)	-	-	-	(43)	-	-
Total	1,429	(37,474)	2,953	(19,991)	12,383	(38,451)

1.     Subsidiary of Cresud S.A.C.I.F. y A..
2.     Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
3.     Equity investee of APSA.
4.     Related to  IRSA Inversiones y Representaciones Sociedad Anónima.
5.     Parent company of IRSA Inversiones y Representaciones Sociedad Anónima.
6.     Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
7.     Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima.
8.     Related to the Board of Directors.
9.     Parent company.
10.   Subsidiary, later equity investee. See Note 8.i) to the Basic Financial Statements.
11.   Shareholder of  Cresud S.A.C.I.F. y A. and IRSA Inversiones y Representaciones Sociedad Anónima.
12.   Shareholder up to October 15, 2010.
13.   Joint venture.
14.   Related to Cresud S.A.C.I.F. y A. and Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima.

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:  SEGMENT INFORMATION

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 06.30.12	Total as of 06.30.11
Revenues	882,293	4,836	36,489	923,618	-	923,618	856,468
Costs	(157,260)	(1,605)	(31,744)	(190,609)	-	(190,609)	(257,760)
Total gross profit as of 06.30.12	725,033	3,231	4,745	733,009	-	733,009	-
Total gross profit as of 06.30.11	512,060	45,111	40,942	598,113	595	-	598,708
Expenses:
Selling expenses	(52,775)	(296)	(1,558)	(54,629)	-	(54,629)	(68,440)
Administrative expenses	(89,923)	(267)	(57)	(90,247)	-	(90,247)	(76,308)
Gain from recognition of inventories at net realizable value	-	-	8,870	8,870	-	8,870	14,964
Net income from retained interest in securitized receivables	-	-	-	-	-	-	4,707
Operating income 06.30.12	582,335	2,668	12,000	597,003	-	597,003	-
Operating income 06.30.11	402,707	17,722	52,607	473,036	595	-	473,631
Net income on equity investees	-	10,125	-	10,125	-	10,125	9,117
Amortization of goodwill, net	2,105	-	-	2,105	-	2,105	1,883
Financial results, net	(84,453)	4,904	(2)	(79,551)	-	(79,551)	(107,144)
Other income (expenses), net	(16,918)	736	-	(16,182)	-	(16,182)	8,347
Income before taxes and minority interest 06.30.12	483,069	18,433	11,998	513,500	-	513,500	-
Income before taxes and minority interest 06.30.11	317,011	17,612	51,211	385,834	-	-	385,834
Income tax expense	(167,331)	(194)	(4,200)	(171,725)	-	(171,725)	(106,581)
Minority interest	(13,933)	-	-	(13,933)	-	(13,933)	(7,199)
Net income 06.30.12	301,805	18,239	7,798	327,842	-	327,842	-
Net income 06.30.11	210,778	22,824	38,452	272,054	-	-	272,054

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 06.30.12	Total as of 06.30.11
Depreciation and amortization 06.30.12	115,033	17	-	115,050	-	115,050
Depreciation and amortization 06.30.11	115,078	2,276	-	117,354	-	-	117,354
Acquisition of fixed assets and intangible assets 06.30.12	213,987	-	-	213,987	-	213,987
Acquisition of fixed assets and intangible assets 06.30.11	99,612	3,003	-	102,615	-	-	102,615
Operating assets as of 06.30.12	1,893,338	15,875	38,506	1,947,719	148,044	2,095,763
Operating assets as of 06.30.11	1,704,189	26,198	60,268	1,790,655	120,932	-	1,911,587
Non operating assets as of 06.30.12	1,294,123	46,631	-	1,340,754	(948,143)	392,611
Non operating assets as of 06.30.11	1,100,411	22,510	-	1,122,921	(712,573)	-	410,348
Total assets as of 06.30.12	3,187,461	62,506	38,506	3,288,473	(800,099)	2,488,374
Total assets as of 06.30.11	2,804,600	48,708	60,268	2,913,576	(591,641)	-	2,321,935

General information

A general description of each segment follows:

•	Leases and services: This segment includes the results of the Company's shopping centers and offices rental and advertising spaces.

•	Consumer financing: This segment includes the results derived from granting consumer credits, credit cards and securitization of credits made by Tarshop and Apsamedia S.A. (see Note 1 and 8.b)).

•	Others: This segment includes the results of the Company’s construction and/or barter transactions and ultimate sale of residential buildings business.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 7:  RESTRICTED ASSETS AND GUARANTEES GRANTED

a)
As mentioned in Note 8.e), to secure the fulfillment of the concession agreement with Administration of railway infrastructure (ADIF), Arcos del Gourmet S.A. committed itself to hire a surety bond for Ps. 4,460, to make a deposit in cash of Ps. 400 and to hire another surety bond in favor of ADIF as collateral to the execution of the works agreed in due time and proper form for Ps. 14,950. These surety bonds were hired during October, 2011.

b)
Quality Invest S.A. granted Nobleza Piccardo S.A.I.C. y F. a first mortgage on the real property located in San Martín to secure payment of the balance of the acquisition price for the real property (See Note 8.f)).

NOTE 8: SIGNIFICANT EVENTS

a)	Neuquén Project

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, appartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the
Municipality of Neuquén (the Municipality) and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built.

Such agreement put an end to the case “Shopping Neuquén S.A. vs. Municipality of Neuquén in re: procedural administrative action”, lodged at the High Court of Neuquén.  Lawyers’ fees shall be borne by Shopping Neuquén S.A., which although they have been established are not yet final. Nevertheless, as of June 30, 2012 an agreement has been reached with some of those professionals on the fees to be paid for their intervention in the proceedings indicated above.

On April 15, 2011 Shopping Neuquén S.A. entered into an agreement with Gensar S.A., pursuant to which Gensar S.A. purchased one of the plots of land of a mixed use commercial undertaking next to which Shopping Neuquén S.A. is building a shopping center. In that plot of land of 14,792.68 sqm, Gensar S.A. has agreed to build and operate a hypermarket, operated initially under the Coto brand. To such end Gensar S.A. was given possession of the above mentioned plot of land. On September 16, 2011, the public deed for the property of the mentioned lot was granted in favor of Gensar S.A..

On November 22, 2011, Shopping Neuquén S.A. informed a change in the building plan for the shopping center, that will be constructed in one stage rather than the two-stage plan originally established, and accordingly filed a new schedule.

On June 4, 2012, Shopping Neuquén S.A. entered into an agreement with the Municipality whereby it agreed to build all the Shopping Center in a single stage based on the new schedule which provides a maximum construction term of 24 months computed as from the execution of the relevant Works Commencement Minutes. Such agreement was approved by Decree N° 0572 issued by the Municipality of Neuquén on June 8, 2012.

In the case of failing to comply the conditions established in the agreement, the Municipality is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return Shopping
Neuquén S.A.´s plots acquired to the Municipality.

b)	Transactions of Apsamedia S.A. (formerly Metroshop S.A., which changed its legal name)

On January 13, 2011, and as an action subsequent to the purchase of the remaining 50% of Metroshop S.A.’s shares by the Company, Metroshop S.A. made two offers to Tarshop, later accepted by Tarshop, to grant the following assets:

i)
Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV- previous return of them)

ii)	The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.
iii)	All credit card customers or accounts and consumer loans.
iv)	Lease agreements on certain branches and their personal property.
v)	Labor agreements for payroll personnel.

On July 20, 2011, the Special General Shareholders Meeting held by unanimous consent of Metroshop S.A. approved the change of corporate name to Apsamedia S.A. and the amendment of its corporate purpose to capitalize on market opportunities. Apsamedia S.A. will continue providing its services, which have been broadened in scope to the following areas:
-	Consumer credit marketing and financing.
-	Issuance and marketing of credit cards.
-	Performance of any type of agency and representation.
-	Management of administrative, advertising and commercial activities.

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:                      (Continued)

Such amendments were registered with the Public Registry of Commerce on August 29, 2011 under number 17,795.

On October 7, 2011, Apsamedia S.A., as trustor, together with Comafi Fiduciario
Financiero S.A., acting as Trustee of the “Fideicomiso Financiero Privado Yatasto”, as Original Holder, created a private financial trust called "Consumo Centro", which was assigned by APSAMEDIA S.A. under trust the legal ownership of certain receivables that were not in good standing, including personal loans, credit card receivables and refinanced receivables generated by Apsamedia S.A. in the ordinary course of business, and which shall issue pass-throughs in favor of the Original Holder.

The receivables assigned under trust amount to about Ps. 39.1 million, which were all allowed for. As from such assignment, Apsamedia S.A. will assume no liability whatsoever for the creditworthiness or repayment capacity of any of the debtors, or for the success or failure to collect such receivables, or for compliance by debtors of obligations assumed in relation to such receivables.

The price of the Assignment in Trust amounts to Ps. 1.9 million. Such price less the sums of money received as payment by Apsamedia S.A. between August 26, 2011, cutoff date, and October 7, 2011, which amount to Ps. 0.15 million, were transferred to a pesos- denominated checking account held by APSA at Banco Comafi for a total amount of Ps. 1.8 million.

During this fiscal year, Apsamedia S.A. started to develop the leasing of advertising space business in the Company´s shopping centers.

c)	Acquisition of Cresud S.A.C.I.F.y A´s Notes Series VI, IX, X and XI.

On March 10, 2011, Emprendimiento Recoleta S.A. acquired Cresud S.A.C.I.F. y A.’s Notes for USD 2.5 million according to the following detail:

•
Corporate Notes Class VI (USD) in an amount of USD 2.5 million, due on March 2013, which accrue interest at a fixed annual rate of 7.5% payable quarterly in arrears; while the principal shall be repaid in four equal and consecutive installments.

On June 21, 2012, Emprendimiento Recoleta S.A. acquired Cresud S.A.C.I.F. y A.’s Notes for Ps. 13.74 million according to the following detail:

•
Corporate Notes Class IX (Ps.) in an amount of Ps. 3.24 million, due on December 2013, which accrue interest at a floating rate (Badlar + 300 basic points). Interest shall be payable quarterly in arrears while the principal shall be amortized in three consecutive payments.

•
Corporate Notes Class X (USD) in an amount of USD 0.65 million (equal to Ps. 2.94 million), due on June 2014, which accrue interest at a fixed annual rate of 7.75%, payable quarterly in arrears; while the principal shall be amortized in three consecutive payments.

•
Corporate Notes Class XI (Ps.) in an amount of Ps. 7.56 million, due on June 2015, which accrue interest at a floating rate (Badlar + 375 basic points). Interest shall be payable quarterly in arrears, while the principal shall be amortized in three consecutive payments.

On June 21, 2012, Panamerican Mall S.A. acquired Cresud S.A.C.I.F. y A.’s Notes for Ps. 19.2 million according to the following detail:

•	Convertible Notes Series IX (Ps.) for an amount of Ps. 5.76 million.

•	Convertible Notes Series XI (Ps.) for an amount of Ps. 13.44 million.

d)	Purchase of shares of Nuevo Puerto Santa Fe S.A.

On June 15, 2011, Torodur S.A. acquired 16.66% periodic of Nuevo Puerto Santa Fe S.A., here in after “NPSF”, shares for USD 1.5 million (See Note 8.p)) to the Basic Financial Statements).

Additionally, Torodur S.A. paid to the sellers, proportionally to the shares purchased, 16.66% of the working capital calculated on the purchase agreement, which stemmed from the special closing financial statements of NPSF. The latter prepared them as a supplement to the price.

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:                      (Continued)

e)	Arcos del Gourmet

i)	Restructuring of the concession agreement of Arcos del Gourmet S.A.

On September 6, 2011, Arcos del Gourmet S.A., here in after "AGSA", subscribed a restructuring agreement of the concession with Administration of railway infrastructure (ADIF) transferring to such agency the rail wealth under ONABE´s jurisdiction (ONABE), by means of which it was decided to expand the concession term until December 31, 2030, automatically extendable for 3 years and 4 months as from that date, provided the fulfillment of all the commitments assumed. This new contract allows for another extension for 3 additional years in case the Company declares so. Likewise, a maximum term of 24 months was set (as from the date of subscription of the agreement) to perform the works and opening of the Shopping Center. This agreement set a new monthly fee of Ps. 200 (plus VAT) until December 31, 2025, and Ps. 250 (plus VAT) as from January 1st, 2026. Notwithstanding this, subsequently and until the concession term is ended, fees will be determined every 2 years.

Additionally, to secure the fulfillment of the agreement, the Company committed itself to hire a surety bond for Ps. 4,460, to make a deposit in cash of Ps. 400 and to hire another surety bond in favor of ADIF as collateral to the execution of the works agreed in due time and proper form for Ps. 14,950. Likewise, the Company took other obligations related to works to be performed.

This agreement replaces the one subscribed with ONABE.

ii)	Capital increase

A Shareholders Meeting of Arcos del Gourmet S.A. was held on October 5, 2011, which meeting approved the company's financial statements for the fiscal year ended June 30, 2011. Such Meeting was adjourned and on November 4, 2011 approved a capital increase of up to Ps. 11,000 with a subscription price of Ps. 0.002594, which includes Ps. 0.001 par value per share and Ps. 0.001594 as share premium per share; the Shareholder Meeting also approved payment of subscription price by the capitalization of existing irrevocable contributions, the debt-for-equity swap involving some loan agreements granted by APSA plus accrued interest, with the balance being paid-in in cash.

As of the issuance date of these financial statements, the registration of this capital increase before the Superintendence of Corporations is pending.

f) Purchase of property San Martín

On March 31, 2011 Quality Invest S.A., here in after “Quality”, subscribed an agreement of purchase for the property of an industrial plant owned by Nobleza Piccardo S.A.I.C.y F. (hereinafter “Nobleza”) located in San Martin, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses. On May 31, 2011, the title deed was executed.

The purchase price was agreed on USD 33 million, and payment was made as per the following detail: USD 9.9 million have already been paid, and the balance of USD 23.1 million will be cancelled in three equal and consecutive annual installments, plus interests at a 7.5% nominal annual rate calculated on outstanding balances. The first installment has been paid on May 31, 2012. In guarantee, Quality constituted in favor of Nobleza a first-grade privilege mortgage on the real estate.

At the same time, Quality subscribed a lease agreement with Nobleza, by means of which Nobleza will rent the property for a maximum term of 36 months from May 2011. The agreement further included a partial repossession clause between the 8 and the 14 month as from the execution date. Before expiration, the contract was extended for a term of 2 and 6 months until December 2012.

On April 11, 2011, Quality requested the National Antitrust Commission to issue an advisory opinion on the obligation to notify the operation or not. The National Antitrust Commission stated that there was an obligation to notify the situation, but Quality filed an appeal against this decision. Subsequently, the Court of Appeals upheld the decision of National Antitrust Commission as to the notification obligation; as a result, Quality proceeded to file F1 form on February 23, 2012, which as of the financial statements date is in process.

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:  ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym), which adopt the IFRS, issued by the International Accounting Standards Board (“IASB”), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

Therefore, the Company is required to adopt IFRS as published by the IASB as from the fiscal year beginning July 1, 2012, being the financial statements as of September 30, 2012 and for the three-month periods ended September 30, 2012 and 2011, the first interim financial statements prepared under IFRS as published by the IASB. The Company’s transition date for the adoption of IFRS is July 1, 2011.

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina, as set forth by the FACPCE and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively “Argentine GAAP”), and in accordance with the regulations of the CNV; which differ from IFRS as to measurement and presentation.

The items and/or amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the year ended June 30, 2013 are issued.

IFRS 1 allows entities adopting IFRS for the first time to consider certain one-time exemptions. Additionally, IFRS 1 requires the application of certain mandatory exceptions. These exemptions have been foreseen by the IASB to simplify the first-time application of certain IFRS, relieving the obligation of retrospective application of the standards.

Following is a summary of the exemptions and exceptions included in IFRS 1 applicable to the Company in the transition from Argentine GAAP to IFRS:

1. Optional exemption to IFRS

Below is a detail of the applicable optional exemptions applicable to the Company under IFRS 1.

1.1 Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3 “Business combinations” prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Company elected to apply IFRS 3 prospectively to business combinations occurring after its transition date. Business combinations occurring prior to the transition date have not been restated.

The business combination exemption applies equally to acquisitions of investments in associates or joint ventures. The Company elected not to restate the acquisitions of investments in associates or joint ventures prior to transition date.

1.2 Exemption for deemed cost

IFRS 1 allows previous GAAP revaluations to be used as deemed cost under IFRS if those valuations were, at the time of the valuation, equivalent to fair value or depreciated cost adjusted to reflect changes in a price index. The Company elected to measure certain items of property, plant and equipment and investment property at price-adjusted values as at July 1, 2011.

In addition, IFRS 1 allows the carrying values of the assets and liabilities immediately following a business combination to be deemed cost for any cost-based measurement going forward from the date of the combination. The Company adopted a cost-based policy for all of its assets. As such, the Company used the previous fair values recognized in past business combinations (not restated as per the business combination exemption above) for certain items of investment property and property, plant and equipment (primarily shopping centers, office buildings and hotel buildings) as deemed cost at the date of transition. All depreciation methods were already in compliance with those required by IAS 16 “Property, Plant and equipment”.

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 9: (Continued)

1.3 .Exemption for compound financial instruments

IFRS 1 establishes that if the liability component of a financial instrument is no longer outstanding at the date of transition to IFRS, first-time adopters do not have to separate it from the equity component. The Company elected not to restate convertible debt instruments no longer outstanding at the date of transition.

1.4  Exemption for borrowing costs

IFRS 1 allows not restating borrowing cost capitalized at the date of  transition under previous GAAP. The Company elected to apply the requirements of IAS 23 “Borrowing costs” prospectively from the date of transition.

1.5. Exemption for assets and liabilities of subsidiaries

In accordance with IFRS 1, if a parent company adopts IFRS later than its subsidiary, associate or joint venture, the assets and liabilities of the subsidiary, associate or joint venture shall be measured in the consolidated financial statements at the same carrying amounts as in the financial statements of the subsidiary, associate or joint venture, adjusted to reflect changes in the Company’s accounting Policy when consolidating if applicable. The Company’s associate, Tarshop S.A., adopted IFRS for the fiscal year ended December 31, 2012.

The company has not used other optional exemptions available in IFRS 1.

2. IFRS mandatory exceptions

The mandatory exceptions to IFRS No1 applicable to the Company are detailed bellow:

2.1 Exception for estimates

The estimates made by the Company under IFRS at July 1, 2011 are consistent with the estimates made at the same date under Argentine GAAP. Therefore, the estimates made by the Company under previous GAAP have not been revised for application of IFRS except where necessary to reflect any difference in accounting policies.

2.2 Exception for non controlling interests

IFRS 1 establishes that an entity must apply the requirements in IFRS 10 “Consolidated financial statements” for accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under Argentine GAAP, the Company accounted for acquisitions of non controlling interests that did not result in change of control as business combinations. Furthermore, under Argentine GAAP, the Company accounted for disposals of non controlling interests based on its carrying value at the date of disposal, recognizing any difference between the carrying value of the non controlling interest and the consideration received in the statement of income. The Company did not restate these acquisitions and/or disposals prior to transition date.

IFRS 1 establishes that an entity must apply the requirements in IFRS 10 for accounting for a loss of control over a subsidiary prospectively. Under Argentine GAAP, the Company recognized any non controlling equity investment retained under the equity method at the date control was lost.

The other compulsory exceptions of IFRS 1 have not been applied, as these are not relevant to the Company.

3. Mandatory reconciliations

In accordance with the requirements of Technical Resolution No. 26 (as subsequently amended by Technical Resolution No. 29), set out below are the reconciliations of shareholders’ equity at June 30, 2012 and July 1, 2011, and the reconciliations of net income, other comprehensive income and cash flows for the year ended June 30, 2012. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2013. The items and/or amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the year ended June 30, 2013 are issued.

The items and/or amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2013, applicable standards are different.

3.1 Reconciliation of shareholders’ equity at July 1, 2011 and June 30, 2012

		07.01.11	06.30.12
Total shareholders’ equity under Argentine GAAP attributable to APSA		788,274	828,047
Revenue recognition – “scheduled rent increases”	(a)	47,546	74,863
Revenue recognition – “letting fees”	(b)	(35,447)	(44,446)
Trading properties	(c)	(25,694)	(16,033)
Pre-operating and organization expenses	(d)	(21,961)	(20,903)
Goodwill	(e)	27,685	25,651
Non-current investments – financial assets	(f)	12,255	6,090
Initial direct costs on operating leases	(g)	232	351
Tenant deposits	(h)	43	111
Impairment of financial assets	(i)	(2,088)	(519)
Present value accounting – tax credits	(j)	10,943	5,803
Investments in associates	(k)	(6,454)	(11,609)
Investments in joint ventures	(l)	-	28
Acquisition of non controlling interest	(m)	-	(14,773)
Deferred income tax	(n)	(107)	(8,565)
Non controlling interest on adjustment above	(o)	691	(220)
Subtotal shareholders’ equity under IFRS attributable to APSA		795,918	823,876
Non controlling interest		136,836	148,647
Total shareholders’ equity under IFRS		932,754	972,523

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:  (Continued)

3.2.  Reconciliation of net income for the year ended June 30, 2012

		06.30.12
Net income under Argentine GAAP attributable to Alto Palermo S.A.		327,842
Revenue recognition – “scheduled rent increases”	(a)	27,317
Revenue recognition – “letting fees”	(b)	(8,999)
Trading properties	(c)	9,661
Pre-operating and organization expenses	(d)	1,058
Goodwill	(e)	(2,034)
Non-current investments – financial assets	(f)	(6,165)
Initial direct costs on operating leases	(g)	119
Tenant deposits	(h)	68
Impairment of financial assets	(i)	1,569
Present value accounting – tax credits	(j)	(5,140)
Investments in associates	(k)	(5,155)
Investments in joint ventures	(l)	28
Acquisition of non controlling interest	(m)	-
Deferred income tax	(n)	(8,458)
Non controlling interest on adjustments above	(o)	336
Subtotal net income under IFRS attributable to Alto Palermo S.A.		332,047
Non controlling interest		13,597
Total net income under IFRS		345,644

3.3.  Reconciliation of other comprehensive income for the year ended June 30, 2012

06.30.12
Other comprehensive income under Argentine GAAP attributable to Alto Palermo S.A.	-
Subtotal other comprehensive income under IFRS attributable to Alto Palermo S.A.	-
Non controlling interest	-
Other comprehensive income under IFRS	-

3.4.  Reconciliation of cash flows for the year ended June 30, 2012

Based on IAS 7 “Statement of Cash Flows” requirements, the Company has made various reclassifications between operating, investing and financing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under IFRS as further detailed below:

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:  (Continued)

3.4.1.  Operating activities

Cash generated from operating activities under Argentine GAAP	623,753
Desconsolidation of joint ventures	(7,005)
Cash generated from operating activities under IFRS (1)	616,748
(1) Includes the effect of variation in exchange rates on cash and cash equivalents.

3.4.2.  Investing activities

Cash used in investing activities under Argentine GAAP	(251,436)
Acquisition of non controlling interest in subsidiaries	7,363
Desconsolidation of joint ventures	(15,337)
Cash used in investing activities under IFRS	(259,410)

3.4.3.  Financing activities

Cash used in financing activities under Argentine GAAP	(413,915)
Acquisition of non controlling interest in subsidiaries	(7,363)
Desconsolidation of joint ventures	21,086
Cash used in financing activities under IFRS	(400,192)

3.4.4.   Net increase / (decrease) in cash and cash equivalents

Net decrease in cash and cash equivalents under Argentine GAAP	(41,598)
Desconsolidation of joint ventures	(1,256)
Net increase decrease in cash and cash equivalents under IFRS	(42,854)

3.4.5.  Disclosure reclassifications that affect the statement of cash flow for the fiscal year ended on June 30, 2012

Pursuant to Argentine GAAP, the Company proportionally consolidated the joint ventures’ accounts, which are Quality Invest S.A. and Nuevo Puerto Santa Fe S.A.. Consequently, there were some differences between the amount of cash and cash equivalents reported in the main statement of cash flows and the amount of cash and cash equivalents that would be reported in the statement of cash flows prepared under IFRS.

Additionally, pursuant to Argentine GAAP, acquisition of minority interests was reported as investing activities. In accordance with IFRS, it would be reported as cash from financing activities.

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:  (Continued)

Thus, cash flows generated by or used in operating, investment and financing activities were different in the statement of cash flow prepared.

1. Explanation of the transition to IFRS

(a) Revenue recognition – “Scheduled rent increases”

Argentine GAAP – Revenue from “non-cancelable” leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided.

IFRS – The Company applied IAS 17 “Leases”. As a result, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

As a consequence, the Company recognized a receivable for rent averaging of Ps. 47,546 and Ps. 74,863 at July 1, 2011 and as at June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 47,546 was recognized against retained earnings and an amount of Ps. 27,317 was recognized in the statement of income.

(b) Revenue recognition – “Letting fees”

Argentine GAAP – The Company does not generally use the services of a third-party lease agent for its shopping center properties. Rather, the Company acts as its own leasing agent and earns letting fees. Letting fees are recognized at the time a transaction is successfully completed. A transaction is considered successfully completed when both parties (the tenant and the Company) have signed the related lease contract.

IFRS – The Company considers that in these circumstances payments received from tenants for “letting fees” are not different from other payments received such as admission rights. Accordingly, revenue from letting fees is recognized under the straight-line method over the lease term.

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 9: (Continued)

As a result, payments received from tenants for “letting fees” of Ps. 35,447 and Ps. 44,446 were deferred as at July 1, 2011 and as at June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 35,447 was recognized against retained earnings and an amount of Ps. 8,999 loss was recognized in the statement of income.

(c) Trading properties

Argentine GAAP – Trading properties are stated at the lower of cost adjusted for inflation or net realizable value. Additionally, trading properties are measured at net realizable value when contracts are exchanged for which a non-refundable deposit has been received securing the sale in advance of legal completion (i.e. transfer of deed of title and significant risk and rewards). This form of sale fixes the price of the property and the terms and conditions of the contract providing reasonable certainty about the closing of the transaction and realization of the gain. Accordingly, these transactions are deemed consummated for Argentine GAAP purposes and revenue is recognized at the time the contract is signed.

IFRS – Trading properties are measured at the lower of cost or net realizable value. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts. For conditional exchanges, sales are recognized when these conditions are satisfied.

As a result, the Company eliminated the effect of inflation adjustment on trading properties for a total of Ps. 10,730 and Ps. 7,164 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 10,730 million was recognized against retained earnings and an amount of Ps. 3,566 million gain was recognized in the statement of income.

On the other hand, the Company adjusted the revaluation of trading properties due to property contracts exchanged prior year-end and for which title had not been transferred as of that date, for an amount of Ps. 14,964 and Ps. 8,869 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, the Company recognized a gain for an amount of Ps. 6,095 in the statement of income and the remaining amount of Ps. 14,964 against retained earnings.

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:  (Continued)

(d) Pre-operating and organization expenses

Argentine GAAP - Under Argentine GAAP, pre-operating, organization expenses and other start-up costs (mainly related to the opening of new shopping centers) are capitalized and amortized under the straight-line method generally over a period of three to five years.

IFRS – IFRS prescribes that pre-operating expenses cannot be attributed to the cost of property, plant and equipment, investment properties, trading properties or the formation of intangible assets and are immediately recognized as expenses.

As a result, the balances of pre-operating, organization expenses and other start-up costs capitalized under Argentine GAAP were derecognized under IFRS for an amount of Ps. 21,961 and Ps. 20,903 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, the Company recognized a gain for an amount of Ps. 1,058 in the statement of income and the remaining amount of Ps. 21,961 against retained earnings.

(e) Goodwill

Argentine GAAP – The Company accounts for acquisitions of non controlling interests under the acquisition method of accounting. Under the acquisition method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities based on the respective fair values. Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the tangible assets acquired. Goodwill does not exceed its respective estimated recoverable value at year-end.

IFRS – As noted in Note 9.1.1., the Company has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 9.2.2., the Company has applied the exception in IFRS 1 for acquisitions of non controlling interests.

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:  (Continued)

Consequently, business combinations and acquisitions of non controlling interests completed prior to July 1, 2011 have not been restated and the carrying amount of goodwill under IFRS as of July 1, 2011 is equal to the carrying amount under Argentine GAAP as of that date. There were no previously recognized intangible assets under Argentine GAAP that did not qualify for separate recognition under IFRS.

In accordance with IFRS, goodwill is not amortized; it is, instead, tested for impairment annually. Goodwill has been tested at transition date and no impairment has been recognized. As a result, amortization charge has been adjusted in the statement of income.

Negative goodwill

Argentine GAAP - Under Argentine GAAP, when the amount paid in a business combination or acquisition of a non-controlling interest was lower than the carrying amount of the acquired assets and assumed liabilities, the Company recognized such amount as negative goodwill on the statement of financial position (as a deduction to non-current assets) and amortize it over the period considered to justify negative goodwill not exceeding 20 years. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets which otherwise would be recognized are reduced to absorb the negative goodwill even if they are then assigned a zero value.

Additionally, where the amount paid for the acquisition of associates and/or joint ventures is lower to the investor's share in the net fair values of the associate and/or joint venture's identifiable assets and liabilities, the Company recognized such amount as negative goodwill on the statement of financial position and amortized it over the period considered to justify negative goodwill not exceeding 20 years.

IFRS - As noted in Note 9.1.1., the Company has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 9.2.2., the Company has applied the exception in IFRS 1 for acquisitions of non controlling interests. Consequently, business combinations and acquisitions of non controlling interests completed prior to July 1, 2011 have not been restated, and the carrying amount of goodwill under IFRS as of July 1, 2011 equals the carrying amount under Argentine GAAP as of that date. In accordance with IFRS, negative goodwill is recognized in profit or loss immediately.

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 9: (Continued)

Additionally, acquisitions of associates and/or joint ventures are initially recorded at cost of the investment. Any difference between the cost of the investment and the investor's share in the net fair values of the associate's and/ or joint venture’s identifiable assets and liabilities is goodwill. Negative goodwill is taken to the income statement in the period when the associate and/or joint venture is acquired.

As a result, the balances of negative goodwill recognized in the statement of financial position under Argentine GAAP were derecognized under IFRS.

As a result, the Company adjusted the value of the goodwills mentioned for an amount of Ps. 27,685 and Ps. 25,651 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, the Company recognized a loss for an amount of Ps. 2,034 in the statement of income and the remaining amount of Ps. 27,685 against retained earnings.

(f) Non-current investments – financial assets

Argentine GAAP – The Company holds investments in listed shares with readily determinable fair values, namely TGLT S.A. Under Argentine GAAP, these investments were carried at acquisition cost since they are not held for the purpose of trading in the short term.

IFRS – Under IFRS 9 “Financial instruments”, all equity investments are measured at fair value. Equity investments that are held for trading are measured at their fair value through profit or loss. For all other equity investments, the Company can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. The Company has elected to recognize the changes in fair value of these equity securities in the statement of income.

As a result, the Company adjusted the value of these equity securities to fair value by Ps. 12,255 and Ps. 6,090 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 12,255 was recognized against retained earnings and an amount of Ps. 6,165 was recognized in the statement of income.

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 9: (Continued)

(g) Initial direct costs on operating leases

Argentine GAAP - Under Argentine GAAP, certain initial direct costs (i.e. legal, commissions and other fees) paid to third parties for arranging a lease (when the Company is a lessor) are recognized as an immediate expense when incurred.

IFRS – Initial direct costs incurred by lessors in the arranging an operating lease agreement are added to the carrying amount of the assets leased (i.e. investment properties) and are recognized as an expense during the lease term on the same basis as the lease income.

Consequently, the Company added Ps. 232 and Ps. 351, to “Investment Properties” as of as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. In the fiscal year ended June 30, 2012, the company recognized Ps. 232 against retained earnings and Ps. 119 in the statement of income.

(h) Tenant deposits

Argentine GAAP - The Company obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for a period of generally three years. The deposits generally amount to one month of lease rentals. These deposits are treated as liabilities under Argentine GAAP and measured at the amount received by the tenants.

IFRS - Tenant deposits are treated as both a financial asset and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease. The deposits are subsequently measured at amortized cost.

As a consequence, the Company adjusted the financial liability from tenant deposits for an amount of Ps. 43 and Ps. 111 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, the Company recognized a gain of Ps. 68 in the statement of income and the remaining amount of Ps. 43 against retained earning

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 9: (Continued)

(i) Impairment of financial assets

Argentine GAAP - As at July 1, 2011, the Company maintains a balance of Ps 2.1. millon credits relating to credit card loans, these loan receivable are carried at amortized cost. Under Argentine GAAP, the Company determined an allowance for loan losses based on specific criteria set forth for financial and banking institutions.

IFRS - The Company applied the impairment provisions in IFRS 9.

As a result, the Company recognized an impairment loss of Ps. 2,088 and Ps. 519 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 2,088 was recognized against retained earnings and an amount of Ps. 1,569 was recognized in the statement of income.

(j) Present value accounting – tax credits

Argentine GAAP – Under Argentine GAAP, certain long-term tax credits are present-valued as of year-end.

IFRS – Under IFRS, there is no requirement to discount long-term tax credits. The Company elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits.

As a result, the Company eliminated the effect of discounting tax credits for an amount of Ps. 10,943 and Ps. 5,803 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 10,943 was recognized against retained earnings and an amount of Ps. 5,140 was recognized in the statement of income.

(k) Impact of IFRS adjustments on investment in associates

Argentine GAAP - Investments in entities in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP.

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 9: (Continued)

IFRS - The Company assessed its interests in Tarshop S.A. and determined that exercises significant influence over it. Accordingly, under IFRS, the Company also accounts for the investments under the equity method of accounting. However, the Company has assessed the impact of IFRS adjustments on the financial statements of this investments prepared under Argentine GAAP prior to the application of the equity method.

As at July 1, 2011 and June 30, 2012, the associates of the Company is Tarshop S.A.

Bellow is a description of the most significant IFRS adjustments to the equity and net income of associates.

-
Under Argentine GAAP, revenues from life and disability insurance and loan origination are recognized on an up-front basis. Under IFRS, these are recognized on a straight line basis over the term of the respective underlying receivables.

-
Under Argentine GAAP, the allowance for loan losses are recognized following the specific criteria as set forth by the Argentine Central Bank for financial and banking institutions. Under IFRS, the associate applied the impairment provisions of IFRS 9.

-
Under Argentine GAAP, receivables transferred to trusts in securitization programs are treated as sales and a gain or loss is recognized on the sale. Usually the transferor retains an interest in the trust and maintains a cash reserve which serves as collateral for payments of amounts due under the debt securities issued by the trust. Under IFRS, following the provisions of IFRS 9, the associate is not able to derecognize financial assets with these characteristics. As a result, the associate continues recognizing the receivables and a liability for the consideration received upon transfer. The receivables recognized are then tested for impairment following the IFRS 9 criteria.

-
Under Argentine GAAP, the calculation of the insurance technical reserves is recognized following the regulations issued by the National Insurance Superintendence. Under IFRS, following the guidance of IFRS 4 “Insurance contracts”, the associate measured the insurance technical reserve in accordance with the “best estimation” approach.

-

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 9: (Continued)

Consequently the associate was reduced by Ps. 6,454 and Ps. 11,609 as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. In the fiscal year ended June 30, 2012. The Company recognized Ps. 6,454 against retained earnings and Ps. 5,155 in the statement of income.

(l) Impact of IFRS adjustments on investment in joint ventures

Argentine GAAP - Investments in entities in which the Company exercises joint control are accounted for under the proportionate consolidation method. Under the proportionate consolidation method, the financial statements of the Company reflect the Company’s pro-rata equity interest in the jointly controlled entities on a line-by-line basis. The Company applied its pro-rata equity interest to the financial statements of its jointly-controlled entities prepared under Argentine GAAP.

IFRS –The Company assessed all of its interests in joint arrangements and determined that they are joint ventures under IFRS 11 “Joint arrangements”. Accordingly, the Company accounted for its joint ventures under the equity method of accounting. The Company has assessed the impact of IFRS adjustments on the financial statements of joint ventures prepared under Argentine GAAP prior to the application of the equity method.

As at July 1, 2011 and June 30, 2012, the joint ventures of the Company are those detailed in Note 2 to the basic financial statements.

Bellow is a description of the main significant IFRS adjustments to the joint ventures equity and net income.

Investment and development properties:

-
Under Argentine GAAP, tenant deposits are treated as liabilities and measured at the amount received by the tenants. Under IFRS, tenant deposits are treated as both a financial asset and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease. The deposits are subsequently measured at amortized cost.

-

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 9: (Continued)

-
Argentine GAAP, revenue from non-cancelable leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Under IFRS, the Company applied IAS 17 “Leases”. Consequently, revenue derived from operating leases with scheduled increases in recognized linearly over the lease agreement term.

-
Under Argentine GAAP, certain long-term tax credits are present-valued as of year-end. Under IFRS, there is no requirement to discount long-term tax credits. The joint venture elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits. As a result, the joint venture eliminated the effect of discounting tax.

Consequently, the joint venture´s, equity was increased in Ps. 28 as of June 30, 2012. As of July 1st, 2011, the Company did not have joint venture´s investments. For the fiscal year ended as of June 30, 2012, Ps. 28 was recognized in the statement of income.

(m) Acquisition of non controlling interest

As stated in Note 9.2.2., the Company has applied the exception provided by IFRS 1 for accounting for changes in the interest in subsidiaries that do not result in loss of control. Consequently, acquisitions of non controlling interests that took place before July 1, 2011 have not been restated.

IFRS adjustments detailed below relate to acquisitions of non-controlling interest that took place on July 1, 2011 or after date.

Argentine GAAP - Under Argentine GAAP, the Company accounted the acquisition of the non controlling interests under the purchase method of accounting. Under the purchase method of accounting, the purchase price paid is allocated to the net assets acquired based on its fair value. Assets, including goodwill, and liabilities of the acquired business are recognized using a cost accumulation approach (i.e. for the previous equity interests acquired). These acquisitions generated goodwill since the cost of acquisition exceeded the fair value of the net tangible and intangible assets acquired.

IFRS – Under IFRS, the Company applied the principles of IFRS 10 in accounting for changes in ownership interests. As per IFRS 10, when an additional interest is obtained and control is maintained, the transaction is accounted for as an equity transaction. The Company does not recognize any additional acquisition adjustments to reflect the subsequent purchase of additional shares in the subsidiary if there is no change in control.

Under IFRS, the difference between the fair value of the consideration paid and the related carrying value of the non controlling interest acquired is recognized in the controlling interest’s equity as a credit or debit to share premium. Therefore, no gain or loss is recognized in the statement of income and no additional goodwill is recognized. The carrying value of the non controlling interest is adjusted to reflect the change in the non-controlling interest’s ownership interest in the subsidiary.

Consequently, as at June 30, 2012, the Company: (i) derecognized goodwill for Ps. 5,730, (ii) recognized a decrease in non controlling interest for an amount of Ps. 1,247 and (iii) derecognized net assets for Ps. 9,043, and (iv) recognized a debit of Ps. 16,020 against equity.

(n) Deferred income tax

Argentine GAAP - The Company accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates. Argentine GAAP does not prescribe detailed specific guidance related to the recognition of a valuation allowance. The Company assesses the need for a valuation allowance based on several factors including but not limited to current projections, legal expiration periods and others.

IFRS – There is no differences in the determination of the deferred tax. Nevertheless, deferred tax asset is recognized when it is considered probable (defined as “more likely that it occurs than not”) that the Company will future tax able profits to compensate the temporary difference or tax losses not used. IFRS do not allow recognizing impairment allowances.

ALTO PALERMO S.A. (APSA)
Notes to the Consolidated Financial Statements
At June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 9: (Continued)

IFRS establishes more specific and strict procedures to assess whether a deferred tax asset should be recognized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a deferred tax asset should be recognized. Judgment must be used in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a deferred tax asset can be recognized.

As a result, on transition to IFRS, the Company has not recognized deferred tax assets relating to carry forward losses for an amount of Ps. 5,067 and Ps. 6,705 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 5,067 was recognized against retained earnings and an amount of Ps. 1,638 was recognized in the statement of income.

In addition, the Company has assessed the impact of all IFRS adjustments on deferred income taxes. As a result, the Company recognized an adjustment to deferred income taxes of Ps. 4,960 (gain) and Ps. 1,860 (loss) as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 4,960 was recognized against retained earnings and an amount of Ps. 6,820 was recognized in the statement of income.

(o) Non-controlling interest

Differences for non-controlling interest include the effect of recording, where applicable, the corresponding effect of other differences between Argentine GAAP and IFRS.

NOTE 10:  SUBSEQUENT EVENTS

On August 31 2012, Quality Invest S.A. partially paid the second installment of the balance owed in relation to the purchase of Nobleza Piccardo S.A.I.C. y F.’s property in an amount of USD 2 million (See Note 8.f)).

ALTO PALERMO S.A. (APSA)
Free translation of the
Financial Statements
As of and for the fiscal years ended June 30, 2012 and 2011

ALTO PALERMO S.A. (APSA)
Balance Sheets as of June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	06.30.12	06.30.11		06.30.12	06.30.11
	(Notes 1 and 2)	(Notes 1 and 2)		(Notes 1 and 2)	(Notes 1 and 2)
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 3.a)	17,353	8,842	Trade accounts payable (Note 3.f and Exhibit I)	76,899	63,562
Other investments, net (Exhibits D and I)	1,438	121,119	Short-term debt (Note 3.g and Exhibit I)	61,908	118,555
Accounts receivable, net (Note 3.b and Exhibit I)	220,874	158,927	Salaries and social security payable (Note 3.h and Exhibit I)	18,291	17,241
Other receivables and prepaid expenses, net (Note 3.c and			Taxes payable (Note 3.i and Exhibit I)	118,647	92,554
Exhibit I)	56,221	62,871	Customer advances (Note 3.j and Exhibit I)	131,776	114,137
Inventory (Note 3.d)	7,601	35,375	Dividends payable (Note 3.k and Exhibit I)	6,092	-
Total Current Assets	303,487	387,134	Other liabilities (Note 3.l and Exhibit I)	56,612	40,590
			Total Current Liabilities	470,225	446,639

NON-CURRENT ASSETS
Accounts receivable, net (Note 3.b and Exhibit I)	1,896	553	NON-CURRENT LIABILITIES
Other receivables and prepaid expenses, net (Note 3.c and			Trade accounts payable (Note 3.f and Exhibit I)	4	47
Exhibit I)	34,416	4,517	Long-term debt (Note 3.g and Exhibit I)	680,550	615,503
Inventory (Note 3.d)	32,896	26,753	Taxes payable (Note 3.i and Exhibit I)	105,982	133,107
Equity investments, net (Exhibit C)	970,534	789,941	Customer advances (Note 3.j and Exhibit I)	98,868	80,899
Other Investments, net (Exhibit D)	141,303	91,201	Other liabilities (Note 3.l and Exhibit I)	73,179	43,696
Fixed assets, net (Exhibit A)	804,618	844,727	Total debts	958,583	873,252
Intangible assets, net (Exhibit B)	2,297	297	Provisions (Note 3.m and Exhibits E and I)	9,085	9,459
Subtotal Non-Current Assets	1,987,960	1,757,989	Total Non-Current Liabilities	967,668	882,711
Negative goodwill, net (Note 3.e)	-25,507	-27,499	Total Liabilities	1,437,893	1,329,350
Total Non-Current Assets	1,962,453	1,730,490	SHAREHOLDERS’ EQUITY (per related statement)	828,047	788,274
Total Assets	2,265,940	2,117,624	Total Liabilities and Shareholders’ Equity	2,265,940	2,117,624
The accompanying notes and exhibits are an integral part of these financial statements.

Saúl Zang First Vice-Chairman, Acting as Chairman

ALTO PALERMO S.A. (APSA)
Statements of Income
For the fiscal years beginning on July 1, 2011 and 2010
and ended June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	06.30.12 (Notes 1 and 2)	06.30.11 (Notes 1 and 2)
Revenues:
Leases and services	711,483	557,522
Others	36,489	101,868
Total Revenues	747,972	659,390
Costs:
Leases and services (Exhibit H)	(108,180)	(115,574)
Others (Exhibit F)	(31,745)	(64,729)
Total Costs	(139,925)	(180,303)
Gross profit:
Leases and services	603,303	441,948
Others	4,744	37,139
Total gross profit	608,047	479,087
Selling expenses (Exhibit H)	(34,652)	(27,828)
Administrative expenses (Exhibit H)	(79,123)	(62,010)
Gain from recognition of inventories at net realizable value	8,870	14,964
Subtotal	(104,905)	(74,874)
Operating income	503,142	404,213
Net income on equity investees (Note 6)	85,577	56,910
Amortization of negative goodwill, net	2,062	2,051
Financial and holding results generated by assets:
Interests	10,135	9,992
Foreign currency exchange gain	15,897	12,991
Other holding results	4,862	(7,264)
Subtotal	30,894	15,719
Financial and holding results generated by liabilities:
Interests	(74,271)	(82,662)
Foreign currency exchange loss	(67,537)	(30,632)
Other holding results	(1,050)	289
Subtotal	(142,858)	(113,005)
Total financial results, net (Note 3.n))	(111,964)	(97,286)
Other income (expenses), net (Note 3.o))	(17,785)	(2,514)
Income before taxes	461,032	363,374
Income tax expense (Note 12)	(133,190)	(91,320)
Net income	327,842	272,054
Basic net income per share (Note 3.p))	0.2602	0.2407
Diluted net income per share (Note 3.p))	0.1347	0.1196
The accompanying notes and exhibits are an integral part of these financial statements.

Saúl Zang First Vice-Chairman, Acting as Chairman

ALTO PALERMO S.A. (APSA)
Statements of Changes in Shareholders’ Equity
For the fiscal years beginning on July 1, 2011 and 2010
 and ended June 30, 2012 and 2011
 (In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

Concepts	Shareholders’ contributions				Long-term Incentive Program Reserve (Note 14.b)	Reserved earnings				Retained earnings	Shareholders´ equity
	Common stock (Note 4)	Inflation adjustment of common stock	Additional paid in Capital	Total		Appraisal revaluation (Note 2.4)	Voluntary reserve for general purposes	Legal reserve (Note 13)	Reserve for new developments
Balances as of 06.30.10	78,206	84,621	522,805	685,632	-	3,953	-	20,090	183	119,102	828,960
Adjustments of income from prior fiscal years (Note 2.15)	-	-	-	-	-	-	-	-	-	(130,155)	(130,155)
Balances as of 06.30.10 adjusted	78,206	84,621	522,805	685,632	-	3,953	-	20,090	183	(11,053)	698,805
Distribution to legal reserve – Shareholders meeting as of 10.29.10	-	-	-	-	-	-	-	5,955	-	(5,955)	-
Distribution to voluntary reserve for general purposes – Shareholders meeting as of 10.29.10	-	-	-	-	-	-	147	-	-	(147)	-
Dividends distribution - Shareholders meeting as of 10.29.10	-	-	-	-	-	-	-	-	-	(113,000)	(113,000)
Conversion of Notes	47,755	-	13,485	61,240	-	-	-	-	-	-	61,240
Advanced dividends distribution - Board of Directors minute as of 03.30.11	-	-	-	-	-	-	-	-	-	(130,825)	(130,825)
Net income for the year	-	-	-	-	-	-	-	-	-	272,054	272,054
Balances as of 06.30.11	125,961	84,621	536,290	746,872	-	3,953	147	26,045	183	11,074	788,274
Distribution to legal reserve – Shareholders meeting as of 10.31.11	-	-	-	-	-	-	-	13,029	-	(13,029)	-
Long-term Incentive Program Reserve (Note 14.b)	-	-	-	-	2,138	-	-	-	-	-	2,138
Reimbursement of expired cash dividends (Note 15)	-	-	-	-	-	-	-	-	-	3,809	3,809
Reversal of reserves	-	-	-	-	-	-	(147)	-	(183)	330	-
Dividends distribution - Shareholders meeting as of 10.31.11	-	-	-	-	-	-	-	-	-	(117,054)	(117,054)
Advanced dividends distribution – Shareholders meeting as of 05.23.12	-	-	-	-	-	-	-	-	-	(177,000)	(177,000)
Conversion of Notes	28	-	10	38	-	-	-	-	-	-	38
Net income for the year	-	-	-	-	-	-	-	-	-	327,842	327,842
Balances as of 06.30.12	125,989	(1) 84,621	(1) 536,300	746,910	2,138	3,953	-	39,074	-	(1) 35,972	828,047
(1)	See Note 16.
The accompanying notes and exhibits are an integral part of these financial statements.

Saúl Zang First Vice-Chairman, Acting as Chairman

ALTO PALERMO S.A. (APSA)
Statements of Cash Flows (1)
For the fiscal years beginning on July 1, 2011 and 2010
and ended June 30, 2012 and 2011
 (In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	06.30.12 (Notes 1 and 2)	06.30.11 (Notes 1 and 2)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	129,432	39,685
Cash and cash equivalents as of the end of the year	18,443	129,432
Net (Decrease) Increase in cash and cash equivalents	(110,989)	89,747
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	327,842	272,054
Adjustments to reconcile net income to cash flows from operating activities
Income tax	133,190	91,320
Financial results	122,959	95,117
Depreciation of fixed assets	81,636	83,294
Long-term incentive program reserve	2,138	-
Amortization of intangible assets	82	955
Decreases of intangible assets	-	7,547
Charge of provision for contingencies	14	2,393
Amortization of negative goodwill, net	(2,062)	(2,051)
Net book value of fixed assets sold	970	614
Provision for Directors’ fees	14,609	9,810
Provision for tax on personal assets of shareholders	74	49
Loss for not exercise purchase option of Arcos	-	1,606
Income on equity investees	(85,577)	(56,910)
Allowance for doubtful accounts, net	5,256	4,647
Gain from recognition of inventories at net realizable value	(8,870)	(14,964)
Net income from sale of real estate property	(4,624)	(31,333)
Changes in certain assets and liabilities, net of non-cash transactions and the effect of acquisitions:
Increase in accounts receivable, net	(67,075)	(17,692)
Increase in other receivables and prepaid expenses, net	(8,724)	(18,452)
Decrease in inventory	35,125	60,834
Increase (Decrease) in trade accounts payable	13,234	(5,823)
Increase in customer advances	35,608	51,379
Increase in salaries and social security payable	1,050	4,154
Decrease in taxes payable	(134,057)	(74,952)
Increase in other liabilities	15,133	7,304
Decrease in provisions	(388)	(322)
Net cash provided by operating activities	477,543	470,578

Saúl Zang First Vice-Chairman, Acting as Chairman

ALTO PALERMO S.A. (APSA)
Statements of Cash Flows (continued) (1)
For the fiscal years beginning on July 1, 2011 and 2010
and ended June 30, 2012 and 2011
 (In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
	06.30.12 (Notes 1 and 2)	06.30.11 (Notes 1 and 2)
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in current investments	181	401
Contributions to the risk fund of the reciprocal guarantee company	(10,000)	-
Acquisition of undeveloped parcels of land and other real estate	(40,102)	(194)
Acquisition of fixed assets	(41,284)	(27,647)
Payment for purchase of shares	(53,763)	(56,295)
Advances for purchase of Arcos del Gourmet S.A.´s shares	-	(1,217)
Irrevocable contributions in related parties	(41,276)	(8,058)
Loans granted to related parties	(74,112)	(120,858)
Collection of receivables from related parties	5,726	137,953
Advances for purchase of companies	-	(1,022)
Proceeds from sale of affiliated companies’ shares	-	83,556
Collection of dividends	10,684	2,382
Net cash (used in) provided by investing activities	(243,946)	9,001
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of Non-Convertible Notes	(94,435)	(212,301)
Proceeds from other loans	-	2,220
Payment of loans for purchase of companies	(24,295)	(4,820)
Payment of loans granted by related parties	(1,501)	(72,311)
Proceeds from related parties loans	41,436	89,390
Payment of bank interest	(456)	-
(Payment of) Proceeds from overdrafts	(19,841)	51,815
Reimbursement of dividends	6,937	-
Payment of dividends	(252,431)	(243,825)
Net cash used in financing activities	(344,586)	(389,832)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(110,989)	89,747
(1)	Includes cash and banks and investments (with a realization term not exceeding three months). See Note 2.2.1.
The accompanying notes and exhibits are an integral part of these financial statements.

Saúl Zang First Vice-Chairman, Acting as Chairman

ALTO PALERMO S.A. (APSA)
Statements of Cash Flows (continued)
For the fiscal years beginning on July 1, 2011 and 2010
and ended June 30, 2012 and 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	06.30.12	06.30.11
Supplemental cash flow information
- Income tax	128,387	52,649
Non-cash activities:
- Increase in equity investments through an increase in other liabilities	-	16,006
- Conversion of non-convertible notes	38	61,240
- Decrease in taxes payable through a decrease in equity investments	239	-
- Decrease in equity investment through a decrease in other liabilities	27,311	21,252
- Decrease in equity investment through a decrease in other liabilities (offsetting of dividends)	-	9,399
- Decrease in inventory through a decrease in customer advances	-	1,920
- Dividends distribution, not yet paid	2,964	-
- Increase in fixed assets through a decrease in inventory	-	9,264
- Increase in Inventory through a decrease in non-current investments	-	64,150
- Increase in equity investments through an increase in other liabilities	-	961
- Decrease in equity investments through an increase in other receivables and prepaid expenses, net	-	783
- Decrease in other receivables and prepaid expenses, net through an increase in equity investments	15,620	-
- Decrease in accounts receivable through a decrease in other liabilities and prepaid expenses, net	1,556	-
- Decrease in other liabilities trough a decrease in other receivables and prepaid expenses, net	2,200	-
- Increase in intangible assets through a decrease in other receivables and prepaid expenses, net	2,082	-
- Increase in fixed assets through an increase in short and long-term debt	1,213	-
- Decrease in other receivables and prepaid expenses, net through a decrease in shareholders’ equity (offsetting of dividends)	38,659	-
- Increase in equity investments through an increase in short and long-term debt	20,971	-
- Decrease in short and long-term debt through an increase in trade accounts payable	60	-
- Decrease in short and long-term debt through a decrease in equity investments	376	-

Saúl Zang First Vice-Chairman, Acting as Chairman

ALTO PALERMO S.A. (APSA)
Statements of Cash Flows (continued)
For the fiscal years beginning on July 1, 2011 and 2010
and ended June 30, 2012 and 2011
 (In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	06.30.12	06.30.11 (1)
Purchase/Merger of subsidiary company
- Investments	-	(6,676)
- Other receivables and prepaid expenses, net	-	(4,410)
- Fixed assets	-	(69,774)
- Trade accounts payable	-	2,768
- Other liabilities	-	1,167
- Net asset value incorporated by merger not affecting cash	-	(76,925)
- Goodwill	-	15,439
- Net asset value acquired/incorporated by merger	-	(61,486)
- Amount financed by the sellers	-	33,403
- Advance payments	-	(28,083)
(1) Corresponds to the acquisition of Soleil Factory´s goodwill

Saúl Zang First Vice-Chairman, Acting as Chairman

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:	PREPARATION OF THE FINANCIAL STATEMENTS

    These financial statements are stated in thousands of pesos and have been prepared in accordance with accounting disclosure and valuation standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and in accordance with the resolutions issued by the National Securities Commission.

1.	Comparative Information

    The comparative information at June 30, 2011 included in these financial statements arise from the financial statements as of such date. Certain reclassifications of prior year information have been made to conform to the current year presentation, which resulted mainly for the recognition of deferred tax liabilities derived from the adjustment for inflation of fixed assets and other nonmonetary assets. (See Note 2.15).

2.	Recognition of the effects of inflation

    The financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these  financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

    On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1st, 2003. This criteria is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

    The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistic and Census.

3.	Use of estimates

    The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. The Management makes estimations to calculate at a certain moment, for example, the allowance for doubtful accounts, depreciation and amortization, the current value of the assets and liabilities acquired in business combinations, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 2: MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.	Cash and banks

Cash on hand was computed at nominal value.

2.	Investments

2.1.	Current investments

Mutual funds have been valued at quotation value at each year - end.

Mortgage bonds have been valued at quotation value at year – end.

For the purposes of disclosing the Statement of Cash Flows, the Company considers all liquid investments originally maturing in or before three months as cash equivalents. In addition, the composition of Mutual Funds has been analyzed in order to determine its liquidity.

See the breakdown of current investments in Exhibit D.

2.2.	Non-current investments

Equity investments in controlled companies have been accounted for under the equity method based on the financial statements issued by such companies. Furthermore, it includes the higher price paid for the purchase of the shares and the goodwill originated in the various acquisitions of companies.

Due to the sale of 80% of Tarshop’s shares described in Note 8.i), as of the closing date of these financial statements, the Company carried a 20% interest that is valued by the equity method due to the existence of significant influence by the group of companies on Tarshop’s decision and the intention to keep it as a long-term investment.

Participation in Don Mario S.G.R.’s equity was valued at acquisition cost as of June 30, 2012 based on the financial statements as of that date, and as such the provisions of Technical Resolution No. 21 (Argentine Federation of Professional Councils in Economic Sciences) have been applied.

The accounting standards used by the controlled and affiliated companies to prepare its financial statements are the same that the Company uses. For controlled and related companies, there is no binding requirement to recognize deferred tax liabilities derived from the adjustment for inflation of fixed assets and other nonmonetary assets. APSA has considered such adjustment in accounting for its interest in such companies.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:                (Continued)

The acquisitions that grant control or significant influence of companies are booked under the “acquisition method” as established by Technical Resolution No. 18 and No. 21. This involves the identification and determination of current values of assets and liabilities acquired, which requires complex judgments and significant estimates.

The investment in TGLT S.A. was valued at acquisition cost.

Uruguay-based Torodur S.A. has been classified as integrated entity into the Company’s operations in relation to its investments. Torodur´s assets and liabilities were converted into Argentine pesos at the exchange rate in force at year-end. The statement of income accounts have been converted into Argentine pesos at the exchange rates in force at the time of each transaction.

As regards the acquisition of Nuevo Puerto Santa Fe S.A., Quality Invest S.A. and the acquisition of additional shares of Arcos del Gourmet S.A., the Company has considered them to be business acquisitions and, as such, it has accounted for them at acquisition cost. In that respect, the Company identified the assets and liabilities acquired, including fixed assets and intangible assets such as: rental agreements acquired which did not meet arms’ length principle, saved costs and rentals earned by acquiring an already operating shopping center and services concessions. This identification process and the corresponding assessment of current values call for complex judgments and significant estimations. The Company uses the information derived from valuations made by independent expert appraisers as a primary basis in allocating the price paid to the real property acquired.

As it was provided by Technical Resolution No. 21, should the acquisition cost exceed the amount of net identifiable assets, such excess shall be accounted for as positive goodwill. In the acquisitions indicated above, the Company has recorded positive goodwill. The positive goodwill derived from the acquisition of Nuevo Puerto Santa Fe S.A. is written down over the term of the subconcession contract; the positive goodwill derived from the acquisition of Quality Invest S.A. is written down over a term of 24 years. Positive goodwill derived from the acquisition of Arcos del Gourmet S.A. is written down over the term of the concession once the works are completed.

The values thus obtained do not exceed their respective recoverable values estimated at each year - end.

See the breakdown of non-current investments in Exhibit C.

2.3.	Undeveloped parcels of land

Those reserves to be used in the development of commercial centers, sale and/or improvements and air spaces are valued at acquisition cost, restated in accordance with Note 1.2., or at the estimated market value, the lesser one.

The above mentioned reserves are transferred to inventories when its marketing is decided or to fixed assets when they are assigned to construction.

The values thus obtained do not exceed their respective recoverable values estimated at each year - end.

See the breakdown of investments in undeveloped parcels of land in Exhibit D.

2.4.	Risk Fund of the reciprocal guarantee company

The risk fund created in the reciprocal guarantee company Don Mario has been accounted for at nominal value as of year-end, plus the yield reported by the Don Mario’s Board of Directors as of that date.

See the breakdown of investment in risk-capital funds in Exhibit D.

3.	Inventory

Inventories in general have been valued at original cost. The values thus obtained do not exceed their respective recoverable values estimated at each year - end.

Inventories on which price-fixing prepayments were received and the contractual conditions of the transaction ensure the effective conclusion of the sale and the income, are valued at net realizable value.

The Company has the right to receive units to be constructed with respect to the barters subscribed with Condominios del Alto S.A. (Note 8.d.)) and with TGLT S.A. (Note 8.e)). This right has been valued in accordance with the accounting measurement criteria of inventories to receive (price established in the respective title deeds).

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 2:   (Continued)

4.	Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 1.2., less accumulated depreciation and the corresponding allowances for impairment, when applicable.

Fixed assets include Ps. 3,953 resulting from the appraisal revaluation carried out by professional independent experts. The difference arising from the technical value and the restated residual value has been included in the account “Appraisal revaluation” disclosed in the shareholders’ equity. The appraisal revaluation reserve will be reversed with a balancing entry in net result for the year once the plot of land is available or its value decreases. Although the valuation criteria was not allowed by accounting standards, by applying transition standards, not reversing the appraisal revaluation originally recognized is allowed.

As an integral part of fixed assets costs, the Company capitalizes interest costs generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up.
Depreciation expenses are calculated using the straight-line method over the estimated useful life assigned to the assets, using the criteria of full month of addition. The useful life assigned to fixed assets is revised periodically. Depreciation rates are shown in Exhibit A.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at each year end.

The Company holds the right to receive units (commercial parking slots) to be built in relation to the barter with TGLT S.A. (Note 8.e)). It was valued according the accounting criteria of units to be received (price established in the respective title deeds).

In accordance with Note 8.b) on July 1, 2010, the Company acquired Soleil Factory goodwill. The Company determined that the transaction represents the acquisition of a business and consequently, the Company recognized the transaction under the acquisition method.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:   (Continued)

In that respect, the Company identified the assets and liabilities acquired, including tangible and intangible assets such as: fixed assets, rental agreements acquired which did not meet arms’ length principle, saved costs, rentals earned by acquiring an already operating shopping center and air space. This identification process and the corresponding assessment of current values call for complex judgments and significant estimations. The Company uses the information derived from valuations made by independent expert appraisers as a primary basis in allocating the price paid to the land, real property and air space.

As established by Technical Resolution No. 21, should the value of tangible and intangible assets and liabilities identified exceed the purchase price paid, the acquired intangibles are not recognized for they would increase the negative goodwill resulting from such acquisitions at the time of purchase. Consequently, the Company has not recorded the identified intangible assets and has only recorded the fixed assets, the air space within land reserves and a negative goodwill, which is amortized over 14 years.

5.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 1.2., net of accumulated amortization. See the breakdown of intangible assets in Exhibit B.

5.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

5.2.	Non-compete agreement

These expenses were amortized on a straight-line basis over a twenty eight-month period starting upon December 1, 2009.

Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, the Company has signed a non-compete agreement with such entity, where upon that intangible asset has been retired. (See Note 8.i).

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 2:                     (Continued)

6.	Goodwill

6.1         Goodwill

Goodwill represents the excess of acquisition cost above the market value of net assets from subsidiaries at the equity percentage acquired. Goodwill has been restated as mentioned in Note 1.2. and is amortized over a term of up to 11 years.

Net value of goodwill generated by acquiring interests in companies has been disclosed in equity investments, net (Exhibit C). Amortization has been classified in Net income on equity investees in the Statements of Income.

The values thus obtained do not exceed their respective recoverable values estimated at each year - end.

6.2         Negative Goodwill, net

Negative goodwill represents the excess of market value of net assets from  subsidiaries at the equity percentage acquired above the acquisition cost. Negative goodwill has been restated as mentioned in Note 1.2. and is amortized over a term of up to 18 years.

Net value of negative goodwill generated by acquiring interests in companies has been disclosed in equity investments, net (Exhibit C), except for negative goodwill corresponding to Empalme S.A.I.C.F.A. y G. and Mendoza Plaza Shopping S.A., which are disclosed in the negative goodwill account (Note 3.e)), due to the merge of the Company with Shopping Alto Palermo S.A., company which had been merged with such companies as from January 1, 2009.

This account also includes negative goodwill arising from the acquisition of goodwill of Soleil Factory, described in Note 8 b) and is amortized over a term of 14 years as from July 1, 2010.

Amortization of negative goodwill disclosed in equity investments is shown in Net income on equity investees in the Statements of Income, while the amortization of negative goodwill corresponding to Empalme S.A.I.C.F.A. y G., Mendoza Plaza Shopping S.A. and Soleil Factory is shown in Amortization of goodwill in the Statements of Income.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 2:    (Continued)

7.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus, as it corresponds, financial gain or loss.

8.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at each fiscal year end.

The detail of the assets and liabilities in foreign currency is disclosed in the Exhibit G.

9.	Accounts receivable and trade accounts payable

Accounts receivable and trade accounts payable have been valued at nominal value. Values thus obtained do not significantly defer from those that may have been obtained if valued at values representative of the cash price estimated at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

10.	Financial receivables and payables

Financial receivables and payables have been valued at their nominal value plus accrued interest at each year end. Values thus obtained do not significantly defer from those that may have been obtained if they had been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at the moment of their initial recognition. Arm’s length transactions not containing interests are disclosed at current value at each fiscal year – end.

11.	Other receivables and liabilities

Sundry receivables, payables and dividends payable were valued at their nominal value plus financial charges accrued at each fiscal year – end, when applicable. Values thus obtained do not significantly defer from those that may have been obtained if they had been valued based on the best estimate possible of the amount receivable and payable, respectively, discounted using a rate that reflects the time value of money and the specific risks of the transaction estimated when added to assets and liabilities, respectively.

Customer advances have been valued at the amounts collected.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 2: (Continued)

12.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

13.	Allowances and Provisions

-
For doubtful accounts/doubtful mortgage receivables: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence.

-
For contingencies: set up to cover contingencies that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance hedge taken out by the Company has also been considered.

At the date of issuance of these financial statements, Management’s opinion is that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

Increases and decreases in allowances for the year are detailed in Exhibit E.

14.	Derivative financial instruments

The Company uses some complementary financial instruments with the purpose of reducing its financing costs. It is not the Company’s business to negotiate or use these financial instruments with speculating intentions. Refer to Note 7 for a detail of the Company’s activities with derivative financial instruments.

Assets originated in financial instruments are measured at their net realizable value and liabilities at their repayment cost.

Differences generated during the fiscal year as a consequence of applying the above mentioned measurement criteria have been recorded under Financial Results generated by liabilities.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:(Continued)

15.	Income tax

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 12).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these financial statements.

As stated by National Securities Commission’s rules, deferred income tax has been presented at its nominal value.

The Company had decided not to recognize the deferred tax liability arising from the inflation adjustment of fixed assets and other nonmonetary assets. The National Securities Commission issued General Ruling 592 and provided that issuers who have chosen to disclose de deferred tax liabilities arising from the inflation adjustment in the notes to the financial statements should recognize such liabilities against retained earnings for purposes of implementing the International Financial Reporting Standards (“IFRS”). These liabilities may be recognized as of any interim or annual financial statement date through the fiscal year closing immediately before the first period of mandatory application of the IFRS.

For this reason, and for purposes of complying with the rulings of the National Securities Commission, the Company has recorded an adjustment to recognize the relevant deferred tax liability. The breakdown of adjustment to retained earnings, following the application of accounting standards required by the National Securities Commission is shown in the table below:

Items	Effect on retained earning as of 06.30.12	Effect on income for the year ended 06.30.12 (Gain)	Effect on retained earning as of 06.30.11	Effect on income for the year ended 06.30.11 (Gain)	Effect on retained earning as of 06.30.10
	Ps.
Equity investments (Deferred tax effect)	(1,754)	101	(1,855)	425	(2,280)
Deferred liabilities	(105,576)	11,248	(116,824)	11,051	(127,875)
Total	(107,330)	11,349	(118,679)	11,476	(130,155)

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:  (Continued)

16.	Minimum Presumed Income Tax (MPIT)

The Company calculates MPIT by applying the current 1% rate on computable assets at year - end. This tax complements income tax. The Company’s tax obligation in each year will equal the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

17.	Financial Leasings

The Company has recognized various Lease agreements as financial leasings; as a result, it has recorded leased property under fixed assets at the respective contractual values against short-term and long-term debt.

18.	Shareholders´ equity

Changes in shareholders’ equity accounts have been restated as mentioned in Note 1.2.

The “Common Stock” account has been stated at historical nominal value. The difference between the value restated in constant pesos and the historical nominal value has been disclosed in the account “Inflation adjustment of common stock” in the Statements of Changes in Shareholders’ Equity.

The appraisal revaluation reserve account corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.4.

Long-term Incentive Program Reserve is associated with Incentives Plan which is mentioned in Note 14.b.

The reimbursement of expired dividends has been booked against Retained Earnings according to what is mention in Note 15.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:  (Continued)

19.	Revenue recognition

19.1.Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: (Continued)

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

19.2.	Revenues and development properties

The Company records revenue from the sale of properties when all of the following criteria are met:

1.	The sale has been consummated.
2.	Sufficient evidence exists to demonstrate the buyer’s payment ability and intention.
3.	The Company’s receivable is not subject to future subordination.
4.	The Company has transferred the property to the buyer.

20.	Net income for the year

Charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets) were valued at the amount recorded for those assets.

Other results for the year are presented at their nominal value.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:
	06.30.12	06.30.11
Cash in local currency	289	240
Cash in foreign currency (Exhibit G)	65	67
Bank accounts in local currency	4,609	2,804
Bank accounts in foreign currency (Exhibit G)	12,390	5,731
Total cash and banks	17,353	8,842

b)	Accounts receivable, net:
Current	06.30.12	06.30.11
Checks to be deposited	104,097	72,366
Leases and services receivable (Exhibit G)	68,971	54,807
Debtors under legal proceedings	37,922	35,271
Related parties (Note 5) (Exhibit G)	21,304	13,717
Pass-through expenses receivable	21,020	15,176
Notes receivable (Exhibit G)	6,460	4,971
Credit cards receivable	552	362
Mortgages receivables	100	647
Allowance for doubtful accounts (Exhibit E)	(39,552)	(38,390)
Total	220,874	158,927
Non-current
Notes receivable (Exhibit G)	903	-
Leases and services receivable (Exhibit G)	619	439
Mortgage receivables	374	114
Total	1,896	553
Total accounts receivable, net	222,770	159,480

c)	Other receivables and prepaid expenses, net:
Current	06.30.12	06.30.11
Prepaid expenses (Exhibit G)	26,933	22,258
Related parties (Note 5) (Exhibit G)	15,350	31,286
Prepaid services	6,301	4,842
Other tax credits	3,782	2,584
Other tax credits – Gross revenue tax	2,685	1,750
Guarantee deposits	337	150
Loans granted	309	-
Others	524	1
Total	56,221	62,871

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

Non-current	06.30.12	06.30.11

Related parties (Note 5) (Exhibit G)	32,381	-
Mortgages receivable	2,208	2,208
Allowance for doubtful mortgage receivable (Exhibit E)	(2,208)	(2,208)
Other tax credits	1,259	957
Prepaid expenses	761	1,861
Guarantee deposits	15	-
Expenses to be accrued	-	1,699
Total	34,416	4,517
Total other receivables and prepaid expenses, net	90,637	67,388

d)	Inventory:
Current	06.30.12	06.30.11

Torres Rosario under construction (Note 8.d))	4,480	4,206
Others	2,465	2,621
Torres Rosario (Note 8.d))	656	3,037
Rosario plot of land (Note 8.l))	-	25,511
Total	7,601	35,375

Non-current	06.30.12	06.30.11
Units to be received Beruti (Notes 5 and 8.e))	23,608	23,309
Torres Rosario under construction (Note 8.d))	7,896	3,444
Torres Rosario (Note 8.d))	1,392	-
Total	32,896	26,753
Total inventory	40,497	62,128

e)	Negative goodwill, net:
	06.30.12	06.30.11
Soleil Factory (Note 8.b))	(13,319)	(14,349)
Empalme S.A.I.C.F.A. y G.	(7,181)	(7,815)
Mendoza Plaza Shopping S.A.	(5,007)	(5,335)
Total negative goodwill, net	(25,507)	(27,499)

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 3:	(Continued)

f)	Trade accounts payable:
Current	06.30.12	06.30.11

Suppliers (Exhibit G)	27,748	21,955
Accruals (Exhibit G)	41,705	35,481
Related parties (Note 5) (Exhibit G)	7,272	5,868
Others	174	258
Total	76,899	63,562

Non-current	06.30.12	06.30.11
Suppliers	4	47
Total	4	47
Total trade accounts payable	76,903	63,609

g)	Short-term and long-term debt:
Current	06.30.12	06.30.11

- Banks
Overdrafts	31,974	51,815
Accrued bank interests	2	458
Subtotal	31,976	52,273
- Financial
Seller financing - Arcos del Gourmet S.A. (Note 8.a)) (Exhibit G)	10,235	8,900
Seller financing - Nuevo Puerto de Santa Fe S.A. (Note 8.p)) (Exhibit G)	4,967	-
Seller financing – Soleil Factory goodwill (Note 8.b)) (Exhibit G)	2,854	4,714
Financial leasing payable	787	-
Deferred debt costs	(455)	(483)
Related parties (Note 5) (Exhibit G)	-	2,345
Non-Convertible Notes (Notes 5 and 9.b))	-	39,766
Accrued interest on Convertible Notes (Notes 5 and 9.a)) (Exhibit G)	6,535	5,864
Accrued interest on Non-Convertible Notes (Notes 5 and 9.b)) (Exhibit G)	5,009	5,176
Subtotal	29,932	66,282
Total	61,908	118,555

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 3:	(Continued)

Non-current	06.30.12	06.30.11

- Financial
Non-Convertible Notes (Note 9.b)) (Exhibit G)	497,970	452,100
Convertible Notes (Notes 5 and 9.a)) (Exhibit G)	143,717	130,515
Seller financing – Soleil Factory goodwill (Note 8.b)) (Exhibit G)	38,689	35,125
Deferred debt costs	(1,782)	(2,237)
Seller financing - Arcos del Gourmet S.A. (Note 8.a)) (Exhibit G)	1,530	-
Financial leasing payable	426	-
Total	680,550	615,503
Total short-term and long-term debt	742,458	734,058

h)	Salaries and social security payable:
	06.30.12	06.30.11
Provision for vacation, bonuses and others	14,891	14,039
Social security payable	3,002	2,625
Others	398	577
Total salaries and social security payable	18,291	17,241

i)	Taxes payable:
Current	06.30.12	06.30.11

Provision for Income tax, net	89,845	60,225
Value Added Tax (VAT) – payable	15,572	14,082
Other tax withholdings	3,514	3,444
Gross revenue tax withholdings	3,224	3,222
Other taxes payable	3,164	503
Tax amnesty plan for income tax payable	1,888	1,695
Income tax withholdings	666	4,810
Tax amnesty plan for municipality taxes payable	448	537
Tax amnesty plan for gross revenue tax payable	326	358
Interest payable on tax debt	-	3,678
Total	118,647	92,554

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 3:	(Continued)

Non-current	06.30.12	06.30.11

Tax amnesty plan for income tax payable	14,864	16,752
Deferred income tax (Note 12)	89,170	115,745
Other taxes payable	1,948	610
Total	105,982	133,107
Total taxes payable	224,629	225,661

j)	Customer advances:
Current	06.30.12	06.30.11

Admission rights	70,085	52,114
Lease advances (Note 8.m))	36,276	26,658
Customer advances (Exhibit G)	20,123	15,528
Advance for sale of Rosario plot of land (Note 8.l) and Torres Rosario under construction 8.d)) (Exhibit G)	4,267	18,595
Guarantee deposits received (Exhibit G)	513	1,242
Related parties (Note 5)	512	-
Total	131,776	114,137

Non-current
Admission rights	79,675	59,547
Lease advances (Note 8.m))	18,002	20,993
Guarantee deposits received (Exhibit G)	1,191	359
Total	98,868	80,899
Total customer advances	230,644	195,036

k)	Dividends payable
	06.30.12	06.30.11
Dividends payable (Notes 5, 8.u) and 15)	6,092	-
Total dividends payable	6,092	-

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 3:	(Continued)

l)	Other liabilities:
Current	06.30.12	06.30.11

Related parties (Note 5)	40,575	13,066
Provision for Directors’ fees net of advances (Note 5)	14,609	9,810
Withholdings and guarantee deposits	603	477
Contributed leasehold improvements (Note 8.n))	266	332
Below market leases	313	435
Others	246	466
Other liabilities	-	16,004
Total	56,612	40,590

Non-current
Related parties (Note 5)	64,144	32,229
Contributed leasehold improvements (Note 8.n))	8,903	9,170
Other liabilities - Higher Value	120	2,285
Directors’ guarantee deposits (Note 5)	12	12
Total	73,179	43,696
Total other liabilities	129,791	84,286

m)	Provisions
	06.30.12	06.30.11
Provision for contingencies (Exhibit E)	9,085	9,459
Total Provisions	9,085	9,459

n)	Financial results, net:
Generated by assets:	06.30.12	06.30.11

Interest income from past-due receivables	7,171	5,071
Results from financial investments (Note 5)	1,781	3,648
Mortgage loans interest Torres de Abasto	58	42
Other interest	1,125	1,231
Subtotal interest	10,135	9,992
Foreign currency exchange gain	15,897	12,991
Other holding results	4,862	(7,264)
Subtotal	30,894	15,719

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 3:	(Continued)

Generated by liabilities:	06.30.12	06.30.11

Financial expenses (Note 5)	(69,148)	(76,071)
Interest on taxes payable	(5,041)	(6,521)
Other interest	(82)	(70)
Subtotal interest	(74,271)	(82,662)
Foreign currency exchange loss (Note 5)	(67,537)	(30,632)
Loss from derivative financial instruments (Note 7)	(1,050)	-
Gain from repurchase of Non Convertible Notes (Note 5)	-	289
Other holding results	(1,050)	289
Subtotal	(142,858)	(113,005)
Total financial results, net	(111,964)	(97,286)

o)	Other income (expenses), net:
	06.30.12	06.30.11
Donations (Note 5)	(13,328)	(874)
Others (Note 5)	(4,457)	(1,640)
Total Other income (expenses), net	(17,785)	(2,514)

p)	Earnings (loss) per share:

Below is reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares (in thousands). The latter has been determined assuming the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Convertible Notes into ordinary shares at the beginning of the year.

	06.30.12 (in thousands)	06.30.11 (in thousands)
Weighted-average outstanding shares	1,259,823	1,130,083
Weighted-average diluted ordinary shares	2,564,604	2,378,392

Below is a reconciliation between net income for the periods and the net income used as basis for calculation of the basic and diluted earnings per share.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 3:	(Continued)

	06.30.12	06.30.11
Net income for calculation of basic earnings per share	327,842	272,054
Interest – Convertible Notes	13,749	13,046
Foreign currency exchange loss	13,522	6,150
Income tax	(9,545)	(6,718)
Net income for calculation of diluted earnings per share	345,568	284,532
Basic net earnings per share	0.2602	0.2407
Diluted net earnings per share	0.1347	0.1196

On October 31, 2011, the Shareholders’ meeting approved some modifications to the common stock (see Note 4).

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 4: COMMON STOCK

As of June 30, 2012, the capital stock consisted of 1,259,886,188 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

.	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.29.87	12.29.87
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.26.88	12.29.88
Shares issued for cash	38	Extraordinary Shareholders’ Meeting	10.25.89	02.05.90
Shares issued for cash	9,460	Ordinary and Extraordinary Shareholders’ Meeting	08.31.95	03.15.96
Shares issued for cash	16,000	Ordinary and Extraordinary Shareholders’ Meeting	10.29.96	05.15.98
Shares issued for cash	38,000	Ordinary and Extraordinary Shareholders’ Meeting	03.10.98	10.21.99
Shares issued for cash	6,500	Ordinary and Extraordinary Shareholders’ Meeting	08.06.99	05.07.02
Shares issued for cash	8,206	(*)	-	-
Shares issued for cash	47,755	(**)	10.07.10	03.02.11
Shares issued for cash	28	(***)	09.21.11	-
	125,989

(*) Capital subscribed in connection with the conversions of convertible notes made until August, 2006. Such conversions have been registered.
(**) Capital subscribed in connection with the conversion of convertible notes made on October 7, 2010.
(***) Capital subscribed in connection with the conversion of convertible notes made on September 21, 2011.

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally, the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

On October 31, 2011, the Shareholders’ meeting approved the modification to the face value of the shares from Ps. 0.1 to Ps. 1 each. Such modification is under registration process with the Buenos Aires Stock Exchange and registration is pending with the National Securities Commission and with the Public Registry of Commerce, given new requests for information by the regulatory authority with reference to the commitment assumed by the controlling shareholder for minority shareholders whose nominal holding is below face value Ps. 1 to maintain their status, and with respect to the settlement of fractional shares, according to applicable regulations.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

	06.30.12
Company	Current Investments	Accounts receivable, net: Current	Other receivables and prepaid expenses, net Current	Other receivables and prepaid expenses, net Non-current	Non-current Inventory/ Fixed Assets	Trade accounts payable Current	Short-term debt	Long-term debt	Dividends payable	Customer advances Current	Other liabilities Current	Other liabilities Non-current
Shareholders	-	-	-	-	-	-	-	-	(6,092)	-	-	-
Apsamedia S.A. (12)	-	4,245	-	-	-	(90)	-	-	-	-	-	(45,238)
Arcos del Gourmet S.A. (2)	-	5,114	15	-	-	-	-	-	-	-	-	-
Banco Hipotecario S.A. (3)	1	294	-	-	-	-	-	-	-	-	-	-
Cactus S.A. (1)	-	12	-	-	-	-	-	-	-	-	-	-
Canteras Natal Crespo S.A. (8)	-	-	-	-	-	-	-	-	-	-	-	-
Conil S.A. (2)	-	17	-	-	-	-	-	-	-	-	-	-
Consorcio Libertador (5)	-	1	-	-	-	(3)	-	-	-	-	-	-
Consorcio Torre Boston (5)	-	1	-	-	-	-	-	-	-	-	-	-
Consultores Assets Management S.A. (16)	-	73	-	-	-	(5)	-	-	-	-	-	-
Cresud S.A.C.I.F. y A. (7)	-	-	12,556	-	-	-	-	-	-	-	(38,266)	-
Cyrsa S.A. (8)	-	26	-	-	-	(28)	-	-	-	-	-	-
Directors	-	1	-	-	-	-	-	(5)	-	-	(14,609)	(12)
Emprendimiento Recoleta S.A. (2)	-	1,235	14	-	-	(438)	-	-	-	-	(796)	-
Estudio Zang, Bergel y Viñes (9)	-	-	-	-	-	(554)	-	-	-	-	-	-
Fibesa S.A. (2)	-	828	154	-	-	(8)	-	-	-	-	(315)	(18,906)
Fundación IRSA (5)	-	18	-	-	-	-	-	-	-	-	-	-
Futuros y Opciones.Com S.A. (1)	-	112	-	-	-	(6)	-	-	-	-	-	-
FyO Trading S.A. (1)	-	1	-	-	-	-	-	-		-	-	-
Hoteles Argentinos S.A. (6)	-	-	-	-	-	(1)	-	-	-	-	-	-
IRSA International LLC (6)	-	-	56	-	-	-	-	-	-	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (10)	-	1,700	56	-	-	(5,009)	(6,535)	(143,679)	-	-	(12)	-
Llao Llao Resorts S.A. (6)	-	489	-	-	-	(36)	-	-	-	-	-	-
Museo de los Niños (5)	-	1,434	-	-	-	(6)	-	-	-	-	-	-
Nuevas Fronteras S.A. (6)	-	-	-	-	-	(105)	-	-	-	-	-	-
Nuevo Puerto Santa Fe S.A. (15)	-	628	-	-	-	(92)	-	-	-	-	(56)	-
Panamerican Mall S.A. (2)	-	4,552	-	-	-	(887)	-	-	-	-	(1,120)	-
Personnel	-	-	2,499	-	-	-	-	-	-	-	-	-
Quality Invest S.A. (15)	-	22	-	-	-	-	-	-	-	-	-	-
Shopping Neuquén S.A. (2)	-	39	-	1,813	-	-	-	-	-	-	(10)	-
Solares de Santa María S.A. (6)	-	3	-	-	-	(3)	-	-	-	-	-	-
Tarshop S.A. (11)	-	459	-	-	-	(1)	-	-	-	(512)	-	-
TGLT S.A. (4)	-	-	-	-	32,872	-	-	-	-	-	-	-
Torodur S.A. (2)	-	-	-	30,568	-	-	-	-	-	-	-	-
Total	1	21,304	15,350	32,381	32,872	(7,272)	(6,535)	(143,684)	(6,092)	(512)	(55,184)	(64,156)

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 5: (Continued)

	06.30.11
Company	Current Investments	Accounts receivable, net: Current	Other receivables and prepaid expenses, net Current	Non-current Inventory / Fixed assets	Trade accounts payable Current	Short-term debt	Long-term debt	Other liabilities Current	Other liabilities Non-current
Apsamedia S.A. (12)	-	31	2,200	-	-	-	-	-	(22,177)
Arcos del Gourmet S.A. (2)	-	2,169	1,083	-	-	-	-	-	-
Banco Hipotecario S.A. (3)	1	222	-	-	-	-	-	-	-
Cactus S.A. (1)	-	25	-	-	(3)	-	-	-	-
Conil S.A. (2)	-	29	-	-	-	-	-	-	-
Consorcio Libertador (5)	-	1	-	-	(3)	-	-	-	-
Consultores Assets Management S.A. (16)	-	11	-	-	(5)	-	-	-	-
Cresud S.A.C.I.F. y A. (7)	-	-	11,450	-	-	-	-	(10,872)	-
Cyrsa S.A. (8)	-	172	-	-	(1,097)	-	-	-	-
Directors	-	2	-	-	-	(2)	(41)	(9,810)	(12)
Emprendimiento Recoleta S.A. (2)	-	1,155	-	-	(841)	-	-	(277)	-
Estudio Zang, Bergel y Viñes (9)	-	-	-	-	(720)	-	-	-	-
Fibesa S.A. (2)	-	2,438	786	-	(14)	-	-	(318)	(10,052)
Fundación IRSA (5)	-	5	-	-	-	-	-	-	-
Futuros y Opciones.Com S.A. (1)	-	13	-	-	(6)	-	-	-	-
Hoteles Argentinos S.A. (6)	-	-	-	-	(1)	-	-	-	-
IRSA International LLC (6)	-	-	51	-	-	-	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (10)	-	1,844	10	-	(2,726)	(19,228)	(130,444)	(2)	-
Llao Llao Resorts S.A. (6)	-	73	-	-	(74)	-	-	-	-
Museo de los Niños (5)	-	1,752	-	-	(6)	-	-	-	-
Nuevas Fronteras S.A. (6)	-	-	-	-	(146)	-	-	-	-
Panamerican Mall S.A. (2)	-	3,560	-	-	(224)	-	-	(1,571)	-
Personnel	-	-	1,991	-	-	-	-	-	-
Shopping Neuquén S.A. (2)	-	-	-	-	-	-	-	(26)	-
Solares de Santa María S.A. (6)	-	2	-	-	(2)	-	-	-	-
Tarshop S.A. (11)	-	213	13,715	-	-	-	-	-	-
TGLT S.A. (4)	-	-	-	32,573	-	(2,345)	-	-	-
Total	1	13,717	31,286	32,573	(5,868)	(21,575)	(130,485)	(22,876)	(32,241)

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 5:     (Continued)

	06.30.12
Company	Income from leases	Other revenues	Cost from leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services – Salaries and bonuses
Shareholders	-	-	-	-	-	-	(131)	-
Apsamedia S.A. (12)	-	-	-	-	-	(4,892)	-	-
Arcos del Gourmet S.A. (2)	-	2,196	-		78	-	-	-
Cresud S.A.C.I.F. y A. (7)	-	-	-	-	-	-	-	(47,969)
Cyrsa S.A. (8)	-	-	-	(19)	-	-	-	-
Directors	-	-	-	(35,628)	-	(1)	-	-
Emprendimiento Recoleta S.A. (2)	-	720	-	-	-	(29)	-	-
Estudio Zang, Bergel y Viñes (9)	-	-	-	(2,259)	-	-	-	-
Fibesa S.A. (2)	-	162	(1,820)	-	-	(1,568)	-	-
Fundación IRSA (5)	-	-	-	-	-	-	(737)	-
Inversiones Financieras del Sur S.A. (14)	-	-	-	-	125	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (10)	-	-	-	(5,440)	1,117	(14,765)	-	437
Nuevo Puerto Santa Fe S.A. (15)	-	226	-	-	-	-	-	-
Panamerican Mall S.A. (2)	-	6,627	-	-	-	-	-	-
Personnel	-	-	-	-	263	-	-	-
Quality Invest S.A. (15)	-	18	-	-	-	-	-	-
Shopping Neuquén S.A. (2)	-	-	-	-	46	(62)	-	-
Tarshop S.A. (11)	2,646	-	-	-	-	-	-	-
TGLT S.A. (4)	-	-	-	-	-	(50)	-	-
Torodur (2)	-	-	-	-	11	-	-	-
Total	2,646	9,949	(1,820)	(43,346)	1,640	(21,367)	(868)	(47,532)

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 5:    (Continued)

	06.30.11
Company	Income from leases	Other revenues	Costs from leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services – Salaries and bonuses
Apsamedia S.A. (12)	-	-	-	-	-	(341)	-	-
Arcos del Gourmet S.A. (2)	-	1,231	-	-	83	-	-	-
CAM Communications LP (Delaware) (5)	-	-	-	-	42	-	-	-
Cresud S.A.C.I.F. y A. (7)	-	-	-	-	-	(964)	-	(39,275)
Directors	-	-	-	(29,419)	-	(4)	-	-
Emprendimiento Recoleta S.A. (2)	-	2,180	-	-	-	(1,480)	2	-
Estudio Zang, Bergel y Viñes (9)	-	-	-	(2,274)	-	-	-	-
Fibesa S.A. (2)	-	162	(1,622)	-	-	(1,247)	-	-
Fundación IRSA (5)	-	-	-	-	-	-	(213)	-
Inversiones Financieras del Sur S.A. (14)	-	-	-	-	516	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (10)	-	-	-	(4,593)	1,871	(18,665)	-	1,354
Panamerican Mall S.A. (2)	-	5,727	-	-	-	-	1	-
Parque Arauco S.A. (13)	-	-	-	-	-	(315)	-	-
Personnel	-	-	-	-	160	(1)	-	-
Shopping Neuquén S.A. (2)	-	-	-	-	147	-	-	-
Tarshop S.A. (11)	1,636	-	-	-	675	-	-	-
TGLT S.A. (4)	-	-	-	-	-	(43)	-	-
Total	1,636	9,300	(1,622)	(36,286)	3,494	(23,060)	(210)	(37,921)

1.     Subsidiary of Cresud S.A.C.I.F. y A..
2.     Subsidiary.
3.     Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
4.     Equity investee of APSA.
5.     Related to  IRSA Inversiones y Representaciones Sociedad Anónima.
6.     Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima.
7.     Parent Company of IRSA Inversiones y Representaciones Sociedad Anónima.
8.     Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
9.     Related to the Board of Directors.
10.   Parent Company.
11.   Subsidiary, later equity investee. See Note 8.i).
12.   Subsidiary since January 1st, 2011. See Note 8.k).
13.   Shareholders of the Company up to October 15, 2010.
14.   Shareholder of Cresud S.A.C.I.F. y A. and IRSA Inversiones y Representaciones Sociedad Anónima.
15.   Joint venture.
16.   Related to  Cresud S.A.C.I.F. y A. and shareholder of IRSA Inversiones y Representaciones Sociedad Anónima.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 6: NET INCOME ON EQUITY INVESTEES

    The breakdown of the net income on equity investees is the following:

	06.30.12	06.30.11
Income on equity investees	90,039	62,600
Amortization of goodwill and higher values	(4,462	(5,690)
Total	85,577	56,910

NOTE 7: TRANSACTIONS WITH DERIVATIVE FINANCIAL INSTRUMENTS

As of June 30, 2012, transactions with financial instruments include the following:

Forwards	Amount (USD)	Due Date	Accumulated (loss) gain
Purchase Banco Santander Río S.A.	6,000	11/30/2011	79
Purchase Standard Bank Argentina S.A.	5,000	12/30/2011	(278)
Purchase Standard Bank Argentina S.A.	5,000	01/31/2012	(465)
Purchase Standard Bank Argentina S.A.	6,000	03/30/2012	(459)
Sale Banco Itaú Argentina S.A.	6,000	03/30/2012	84
Purchase Standard Bank Argentina S.A.	3,000	06/29/2012	(4)
Purchase Banco Itaú Argentina S.A.	2,000	06/29/2012	(7)
Total	33,000	-	(1,050)

The result originated in transactions with derivative financial instruments during the fiscal year is included in Financial results generated by liabilities for an amount of Ps. 1,050.

NOTE 8: ACQUISITION, ORGANIZATION AND RESTRUCTURING OF BUSINESS AND REAL ESTATE PROPERTY

a)	Acquisition of Arcos del Gourmet S.A.´s shares

On November 27, 2009, APSA acquired shares of common stock, representing 80% of Arcos del Gourmet S.A.´s capital stock establishing the price for the shares in: (i) for a 40% of the shares acquired at USD 4.3 million and (ii) for the remaining 40% at a fixed price of USD 0.84 million plus a determinable price equivalent to 20% of the investment required to develop the project until investing USD 6.9 million.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 8:	(Continued)

In addition, on September 7, 2011, APSA acquired shares which represent 8.185% of capital stock and votes for USD 1.75 million. Furthermore, they agreed to modified the variable price of the shares acquired on 2009. It was fixed on 10% applicable to all future increases of
Arcos del Gourmet S.A.´s common stock.

The remaining unpaid balance as of the date of these financial statements is made up of
10% of every increase of the capital, to be made in Arcos del Gourmet S.A. until committed work is concluded, disclosed at its discounted value in “Short-term and long-term debt”.

b)          Acquisition of a commercial center goodwill

On December 28, 2007, Alto Palermo S.A. (APSA) signed an Agreement for Partial Transfer of Goodwill with INC S.A. for acquiring one of the parts of the goodwill established by a commercial center where “Soleil Factory” currently develops activities.

On July 1, 2010, APSA and INC S.A. executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INC S.A. transferred the goodwill of the commercial center, becoming operational on such date. Guidelines provide that INC S.A. does not transfer APSA its receivables or its payables from the part of the goodwill transferred originated before executing the final agreement. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises were excluded from the transaction.

On April 12, 1011, the National Antitrust Commission notified us of its authorization of this transaction.

On August 3, 2011, INC S.A. granted to APSA the conveyance deed of the property.

The total price for this transaction is USD 20.7 million, of which USD 7.1 million were paid at the time of the subscription of the purchase agreement USD 1 million at the time of recording the public deed. The balance of USD 12.6 million accrues an annual interest rate of 5% plus VAT. The interest will be repaid in 7 annual and consecutive installments maturing the first installment on July 1, 2011. The capital will be settled with the last interest installment or with the grant of the deed, whichever happens last.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 8:	(Continued)

Furthermore, a first-grade privilege mortgage was granted on the property to secure payment of the balance (USD 12.6 million) plus interest.

The above is disclosed at present value in Short and Long-term debt.

Furthermore, the Company has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INC S.A., located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction is USD 1.3 million, of which USD 0.05 million were paid on January 2, 2008. Such disbursement was recorded suppliers advances (Exhibit A). This transaction was subject to certain conditions precedent, among which Alto Palermo S.A. (APSA) should acquire from INC S.A. the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1, 2010, APSA shall start the works: i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INC S.A. should have: i) granted the title deeds to APSA's future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA's future units. As of the issuance date of these financial statements any of these two conditions has been fulfilled.

c)	Acquisition of the building known as ex escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, the Company acquired the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba through a public bidding in the amount of Ps. 32,522.

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these financial statements, the concession is at the 244 month, with a current monthly fee of Ps. 15.1 while the next increase is scheduled for the 281 month.

On September 25, 2007 the transfer deed for the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 8:	(Continued)

Afterwards, the government of the province of Cordoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San
Martin Theater.

The Company has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

The Company has recorded this transaction as non-current investments. (Exhibit D).

d)         Barter transaction agreements

On October 11, 2007, the Company subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land (plot 2 G), located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company of the following future real estate: (i) 15 functional housing units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) 15 parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

On March 17, 2010, the Company and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to the Company and the ownership title to 15 parking spaces.

The parties have determined the value of each undertaking in the amount of USD 1.1 million.

On December 28, 2011, the Company and Condominios del Alto S.A. signed a deed by means of which Condominios del Alto S.A. transferred the units committed in favor of the
Company, thus settling the consideration to be fulfilled by Condominios del Alto S.A.

Such transaction is disclosed in inventory – Torres Rosario (See Note 3.d).

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 8:	(Continued)

The Company also granted Condominios del Alto S.A. an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for USD 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company, of the following future real estate: (i) 42 functional housing units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) 47 parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

On April 14, 2011, the Company and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to the
Company and the ownership title to 45 parking spaces and 5 storage spaces.

Below is a detail of the status of the offering acceptance for the functional units and parking lots of Torres de Rosario under construction.

Lots	Agreed price (in thousands of USD)	Collected amount as of 06.30.12 (in thousands of USD)
2H	2,663	1,902

Such transactions are disclosed in inventory – Torres Rosario under construction (Note 3.d)).

e)         Beruti plot of land – Barter transaction

On October 13, 2010, TGLT S.A. and the Company subscribed an agreement of purchase by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at USD 18.8 million. TGLT S.A. plans to construct a department building with both residential and commercial parking spaces. In consideration, TGLT S.A. commits to transferring the Company: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking, and (iv) the amount of USD 10.7 million payable upon granting the title deed. Such amount has been paid up as of the date of these financial statements.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 8:	(Continued)

In compliance with what was agreed upon in the previously mentioned agreement of sale, on December 16, 2010, it was executed the title deed by which the Company transfer the entire ownership and title to TGLT S.A. to the previously mentioned plot of land.

To secure performance of obligations assumed by TGLT S.A. under the deed of sale, a mortgage was granted in favor of the Company.

The above is disclosed in the accounts inventory (Note 3.d.)) and Fixed assets (Exhibit A) - Units to be received Beruti.

f)         Barter with Cyrsa S.A.

On July 31, 2008, a conditioned barter commitment was executed by which Alto Palermo S.A. (APSA) would transfer Cyrsa S.A. (Cyrsa) 112 parking spaces and the rights to increase the height of the property to build two tower buildings on the air space Coto.

On December 17, 2010, the Company and Cyrsa signed an agreement in order to finish of the barter commitment.

g)         Paraná plot of land

On June 30, 2009, the Company subscribed a “Letter of Intent” by which it stated its intention to acquire from Wal-Mart Argentina S.A. a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at USD 0.5 million to be paid as follows: i) USD 0.05 million was settled as prepayment on July 14, 2009, ii) USD 0.1 million was settled upon executing such agreement, and iii) USD 0.35 million will be paid upon executing the title deed.

On December 29, 2011, possession of the real estate was granted, and a minute was signed in which the parties agreed that the deed transferring ownership would be granted on June 30, 2012, or within sixty (60) consecutive days as from the date in which the selling party had evidenced with a certified copy before the buying party that the real estate was not subject to any encumbrance, burden, limit or restriction to the ownership, except for the electroduct administrative easement in favor of EDEER S.A.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 8:	(Continued)

On June 29 2012, the parties have agreed to extend the term for the execution of the title conveyance deed, which shall be executed within sixty (60) days as from the date the seller provides reliable notification to the buyer that the property is not subject to any levy, encumbrance, restrictions on ownership, except for the right of way already mentioned.

The real estate is disclosed under Fixed Assets (Exhibit A).

h)         Purchase of TGLT S.A.’s shares

On November 4, 2010, the Company acquired 5,214,662 registered, non-endorsable shares of common stock, entitled to one vote per shares, issued by the Company TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the latter.

During December 2010 and January, April and August 2011, the Company acquired 42,810,
98,000, 876,474 and 262,927 shares at Ps. 0.4, Ps. 0.9, Ps. 7.9 and Ps. 2.6 million, respectively, reaching 9.23% of TGLT S.A. capital stock.

They are reflected in accounting terms in Exhibit C.

i)         Sale of the equity interest in Tarshop S.A.

On December 22, 2009, the Company reported the approval by its Board of Director the sale, assignment and transfer on behalf of Banco Hipotecario S.A. the amount of 107,037,152 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per share, representing 80% of the Tarshop S.A. shares.

In this line of thought, on December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Argentine Central Bank granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. The total price paid for the purchase of shares stood at USD 26.8 million. Under this transaction, the Company granted Banco Hipotecario S.A. a two-year security agreement over the Company’s Series III Notes, issued on November 10, 2009, for a face value of Ps. 5 million, which worked as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 8:	(Continued)

On June 15, 2011 the Company granted Non-Convertible Notes Series I of the Company issued on May 11, 2007 in favor of Banco Hipotecario S.A. at a nominal value of USD 1.2 million to replace a prior pledge, which was discharged and as a result funds were released.

On October 11, 2011, Banco Hipotecario S.A. released 50% of the Non-Convertible Notes pledged and the remaining 50% will be released once the two-year term as from the date of the closing memorandum has been fulfilled.

In compliance with the conditions defined in the agreement in question, the Company committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Additionally, under this transaction, receivables and payables between the Company and Tarshop S.A. have been compensated.

j)	Increase in equity interest of IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)

On January 13, 2010, the Company’s majority shareholder, IRSA Inversiones y Representaciones Sociedad Anónima, made an offer to the minority shareholder, Parque Arauco S.A., to purchase its 29.55% interest in the Company as well as its direct and indirect  holdings of the Company’s Series I Convertible Notes issued by Alto Palermo S.A. (APSA) for a face value of USD 15.5 million.

On October 15, 2010, such equity interest in the Company was purchased.

During the fiscal year ended June 30 2012, IRSA, directly and indirectly, increased its interest in the Company by 0.74% from 94.78% to 95.61%. As a consequence of this increase, the Company now has almost full control.

k)         Apsamedia S.A.’s shares

On May 21, 2010, Alto Palermo S.A. (APSA) and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. sold to APSA 18,400,000 registered non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class "A” share representing 50% of Apsamedia S.A.'s capital stock. The transaction price was set at Ps. 0.001 for the total shares.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 8:	(Continued)

On January 13, 2011, Alto Palermo S.A. (APSA) executed a share purchase agreement by which APSA purchased 18,400,000 registered, non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per Class B share, representing 50% of Apsamedia S.A.’s common capital stock.

On April 18, 2011 Alto Palermo S.A. (APSA) and Fibesa S.A. entered into a stock transfer agreement whereby the latter acquired 1,840,000 registered non-endorsable common Class B shares at a face value of Ps. 1 each and entitled to one vote each, which represent 5% of Apsamedia S.A.´s capital stock in a total amount of Ps. 0.8 million.

On June 29 2012, the Ordinary and Unanimous Shareholders’ Meeting of Apsamedia S.A. unanimously approved the capitalization of irrevocable contributions in the amount of Ps 29,719, made by Alto Palermo S.A. (APSA), thus issuing  29,719,311 ordinary, registered, non-endorsable shares entitled to one vote each to be delivered to the latter. As a consequence of the capital increase, Alto Palermo S.A. (APSA) and Fibesa S.A. now hold 97.23% and 2.77% equity interests in Apsamedia S.A. respectively.

The equity investment in Apsamedia S.A. as of the year-end is disclosed in Exhibit C.

l)	Sale of properties

Rosario plot of land

The acceptance offers for the plot of land of the building located in the District of Rosario, City of Rosario, Province of Santa Fe, subscribed by APSA are detailed below:

Lots	Offer acceptance	Agreed price (in thousands of USD)	Collected amount 06.30.12 (in thousands of USD)	Title deed´s date
2 A	04/14/2010	4,200	4,200	05/26/11
2 E	05/03/2010	1,430	1,430	09/29/10
2 F	11/10/2010	1,931	1,931	07/06/11
2 B	12/03/2010	1,507	1,507	08/11/11
2 C	12/03/2010	1,507	1,507	08/11/11
2 D	12/03/2010	1,539	1,539	03/20/11

The lots subject to these transactions are recorded to the inventory account (Note 3.d) until the date of issuance of the title deed.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 8:	(Continued)

m)         Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996, Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009 executed an agreement with NAI INTERNACIONAL II. INC. (subsequently transferred to NAI INTERNATIONAL II, INC. – Branch Argentina) by means of which the latter granted a loan for an original principal of up to USD 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in fixed assets, net.

As stated in the occupation agreement related to the loan agreement, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If the last term has elapsed and there still is an unpaid balance, the Company will be released from any obligation to pay the outstanding debt.

On July 1, 2002, an amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = USD 1)

•
An antichresis real right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNATIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of June 30, 2012 and unpaid interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in current and non-current Customers advances - Lease advances together with other advances not included in this agreement (Note 3.j).

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 8:	(Continued)

n)	Contributed leasehold improvements- Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of the building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A. At year-end the amount pending of accrual is disclosed in Current and Non-current Other liabilities - Contributed leasehold improvements (See Note 3.l).

o)	Acquisition of Torodur S.A.’s shares

On June 13, 2011, APSA acquired from IRSA Inversiones y Representaciones Sociedad Anónima a 98% interest in the capital stock of Torodur S.A. On that same date, APSA acquired from CAM Communications LP (Bermudas), ex Elsztain Realty Partners Master Fund II LP, and CAM Communications LP (Delaware) the participation of both companies in the capital stock of Torodur S.A. equivalent to 1% in each case. The total price of the transaction amounted to Ps. 2.36.

p)	Acquisition of Nuevo Puerto Santa Fe S.A.´s shares

On June 15, 2011, Alto Palermo S.A. (APSA), by itself and through its controlled affiliate Torodur S.A., acquired from Boldt S.A. and Inverama S.L. (sellers) a fifty per cent (50%) stake in the shares of Nuevo Puerto Santa Fe S.A. (NPSF), a company that is lessee of a property built and operated as a shopping center in the port of the city of Santa Fe, Province of Santa Fe.

The purchase price payable for this acquisition of a 50% stake amounts to USD 4.5 million payable over 19 monthly non-interest bearing installments, the latter installment being payable on February 2013; such debt is disclosed at its discounted value in short-term debt.

Additionally, the purchasers paid to the sellers, proportionally to the shares purchased, fifty (50%) of the working capital calculated on the purchase agreement, which stemmed from the special closing financial statements of Nuevo Puerto Santa Fe S.A. the latter prepared them as a supplement to the price.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 8:	(Continued)

The purchase of shares of NPSF was contingent upon the approval by the Regulatory Entity of the Port of Santa Fe of the share composition of NPSF provided, in addition, that the Caja de Asistencia Social Lotería de Santa Fe would not raise any challenge against the transaction.

After fulfilling this condition, on August 18, 2011, the shares were transferred. Furthermore, NPSF and Casino Puerto Sante Fe (CPSF) entered into a sublease agreement which replaces the previous lease agreement originally held by NPFS.

Thus, APSA becomes owner of 33.33% of the capital stock, which added to the 16.66% owned by its controlled affiliate Torodur S.A., representing 50% of the stock and voting capital of NPSF. In addition, GRAINCO S.A. owns the remaining 50%.

The investment is recorded under Equity Investments (Exhibit C).

q)	General Shareholders Meeting of May, 26 2011

On May 26, 2011, APSA’s Regular and Special Shareholders Meeting, held on this date, decided, among other points, the following:

•
  Capital stock increase of up to Ps. 108 million through the issue of up to 1,080,000,000 new common shares of face value Ps. 0.10 each, on one or many offerings, with additional paid-in capital or not and with one voting right per share, with dividend rights in equal conditions as the rest of the outstanding shares at the issuing date, following a public offering in the country or abroad. The meeting established the parameters under which the Board of Directors will settle the additional paid-in capital, with a range of prices for the share, being the minimum price Ps. 25.6133 per share of face value Ps. 1 or USD 25.1 per ADS and a maximum price of Ps. 75 per share of face value Ps. 1 or USD 73.4970 per ADS.

•
  Delegation on the Board of Directors of the power to define all the terms and conditions of the issuing process in one or several offerings, not expressly determined in the Shareholders Meeting with the power to sub-delegate on one or more than one director or manager, or the people that they authorize.

•
  Reduction of the term to exercise the preemptive subscription right and the accretion right to up to 10 calendar days, as provided by section 194 of Law No. 19,550 and the regulations in force, delegating on the Board of Directors the most extensive powers in order to fulfill the capital stock increase.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 8:	(Continued)

•
Approval of the terms and conditions of the repurchase offering – in the context of the capital increase and subject to the effective fulfillment of this – of the outstanding convertible notes with face value USD 31,755,502, for the amount of USD 36.1 million, equivalent to USD 1.13666 per Convertible Note.

r)	Contribution to the Risk Fund Don Mario S.G.R.

On June 29, 2012, the Undersecretariat for Promoting Financing for the Small and Medium Businesses authorized the incorporation Alto Palermo S.A. (“APSA”) as “Protector Partner” of Don Mario S.G.R. (“Don Mario”).

Moreover, on that date, APSA effectively made a contribution to Don Mario’s Risk Fund in the amount of Ps. 10 million (as shown in Exhibit D), in its capacity as Protector Partner.

Additionally, Don Mario assigned and transferred upon APSA five Class “B” shares of Don Mario, with a face value of Ps. 1 each share and entitled to one vote per share, in the amount of Ps. 0.005 which have been paid in cash upon execution of the assignment. Such equity interest is shown in Exhibit C.

s)	Acquisition of plot of land in Luján

On May 22, 2012, the Board of Directors of the Company informed the approval for the acquisition of a plot of land of 115 hectares in Lujan, Province of Buenos Aires from Cresud S.A.C.I.F. y A., in an amount of USD 8.96 million, which has been fully paid as of the financial statements date.

Such transaction was carried out in order to develop a mixed purpose project in the future since the plot of land has localization and scale features that are apt for business development, and already has the municipal authorization to carry on such businesses there.

This plot of land has been recorded under non-current other investments (Exhibit D).

t)	Acquisition of shares in Quality Invest S.A.

On May 30 2012, the Company acquired the whole interest that IRSA Inversiones y Representaciones Sociedad Anónima had in the equity of Quality Invest S.A., which amounts to 50% of the capital stock, for a total amount of USD 9.7 million, which has been fully paid as of the financial statement date.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 8:	(Continued)

In March 2011, Quality Invest S.A. bought the industrial plant from Nobleza Piccardo S.A.I.C. y F. located in the district of San Martín, Province of Buenos Aires, with a total area of 160,000 square meters, 80,000 of which is a covered area with high quality warehouses currently being used for industrial purposes.

Furthermore, Quality Invest S.A. has recently obtained pre-approval by the Municipality of San Martín to extend of the purposes for which the property can be used, including shopping center, entertainment, events, commercial offices, parking and other ancillary uses.

Based on these considerations and the strategic location of the property, the Company considered acquiring it in order to develop a shopping center in the future.

The equity investment in Quality Invest S.A. is disclosed in Exhibit C.

u)	General Shareholders Meeting of May 23, 2011

On May 23, 2012, APSA’s Regular and Special Shareholders Meeting, held on this date, decided, among other points, the following:

·
Approval of the proposal put forward by the Board of Directors to pay a cash dividend in the amount of Ps. 177 million as interim dividend for the fiscal year ended June 30, 2012; the dividend was computed based on the quarterly financial statements for the period ended December 31, 2011 which was approved by this Shareholders’ Meeting. On June 29, 2012, the dividend was made available to the shareholders as per the resolution adopted by the Board of Directors on June 21, 2012. The dividend represents 140.488880413% of the capital stock, and amounts to Ps. 0.140488880413 per share of Ps. 0.10 face value, and Ps. 5.619555216522 per ADR.

·
Renewal of the term granted to the Board of Directors to exercise delegated powers to implement the capital increase approved by the Shareholders’ Meeting held on May 26, 2011 as per the provisions of section 188 of Law No. 19,550.

·
Empower the Board of Directors to carry out the capital increase and issue of shares, up to the amount of Ps. 9,070, as duly approved, to be allocated to the Management Incentive Plan approved by the Shareholders’ Meeting held in October 31, 2011 pursuant to the terms and conditions of section 69 of Law. No. 17,811 and implemented by Decree 677/01.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:  ISSUE OF CONVERTIBLE AND NON-CONVERTIBLE NOTES AND SHORT-TERM DEBT SECURITIES

a)	Issue of Convertible Notes

On July 19, 2002, the Company issued Series I of Convertible Notes for up to
USD 50 million, with a face value of Ps. 0.1 each and due date on July 19, 2014.

Convertible Notes accrue interest at a fixed nominal rate of 10 % per annum. Interest is payable semi-annually. They can be converted at any time by choice of each corporate noteholder into ordinary shares at a conversion price which is the higher of: (i) the result of dividing the Company’s shares face value (Ps. 0.1) by the exchange rate, and (ii) USD 0.0324, which means that each Convertible Note can be turned into 30.864 shares of Ps. 0.1 face value. The shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

On October 7, 2010, holders of Convertible Notes of USD 15.5 million exercised their conversion right. Therefore, the Company issued 477,544,197 ordinary shares of Ps. 0.1 face value each.  Additionally, on September 21, 2011, a holder of Convertible Notes exercised his conversion right. Thus, the Company issued 277,777 ordinary shares of Ps. 0.1 face value each. After the conversion and issue of the shares, the Company’s common stock increased from 782,064,214 to 1,259,886,188 ordinary shares. Therefore, as from the program issuing date until June 30, 2012, the holders of Convertible Notes have exercised their right to convert them for a total amount of USD 18.3 million.

The total amount of Convertible Notes as of June 30, 2012 amounts to USD 31.7 million.

On May 26, 2011 the Company has made an offer to repurchase them, subject to certain conditions (See Note 8.q)).

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 9:	(Continued)

b)	Issuance of Non-Convertible Notes

i) 2007 Issuance of Non-Convertible Notes

On May 11, 2007, the Company issued two series of Non-Convertible Notes for a total amount of USD 170 million. These issuances are included within the Global
Issuance Program of Non-Convertible Notes for a face value of up to USD 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007. The Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009 approved the increase in the amount of the Global Issuance Program of Non-Convertible Notes in place up to USD 400 million.

Series I relates to the issuance of USD 120 million, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007. Series I´s principal is due on May 11, 2017.

On April 18, 2011 the Company repurchased from Cresud S.A.C.I.F. y A., IRSA´s parent company, Non-Convertible Notes Series I due in 2017 for a face value of USD 5 million at a price of USD 5.1 million, which resulted from averaging the prices quoted by three banks plus accrued interest until settlement of the transaction. As of June 30, 2012, the total amount of non-convertible notes repurchased by the Company amounts to USD 10 million for the Series I.

On June 15, 2011, the Company pledged Non-Convertible Notes Series I issued in favor of Banco Hipotecario S.A. at a nominal value of USD 1.2 million.

Series II relates to the issuance of Ps. 154 million (equivalent to USD 50 million). Principal was settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrued interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

As of June 30, 2012, Series II is completely canceled.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 9:	(Continued)

i)	2009 Issuance of Non-Convertible Notes

Additionally, under such Global Issuance Program of Non-Convertible Notes, on November 10, 2009, the Company issued two series of Non-Convertible Notes for a total value of Ps. 80.7 million.

Series III related to the issuance of Ps. 55.8 million, which accrued interest at variable Badlar rate plus a 3 % margin payable on a quarterly basis. On May 12, 2011, the Company made the last payment of interest and paid off all of the principal of the issue referred above.

Series IV related to the issuance of Ps. 24.9 million (equivalent to USD 6.6 million), which accrued interest at a fixed rate of 6.75 % on the principal amount, payable on a quarterly basis. On May 12, 2011, the Company made the last payment of interest and paid off all of the principal of the issue referred above.

c)	Approval of the short-term Global Program by the Shareholders’ meeting

The Company´s Ordinary and Extraordinary Shareholders´ meeting, held on October 29, 2009 approved the creation of the Global Program for the issuance of securities representing short-term debt (up to one year term) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of USD 50 million.

NOTE 10:	RESTRICTED ASSETS

The Company owns the following restricted assets:

a)
As regards the case "Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal", Case file No. 25,030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of June 30, 2012 amounts to Ps. 36,889 (disclosed in other Non-current investments- Undeveloped parcels of land). (See Exhibit D).

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 10:  (Continued)

a)	As of August 3, 2011 a mortgage was granted on Soleil Factory (See Note 8.b)).

b)	On June 15, 2011, the Company pledged Non-Convertible Notes Series I of the Company issued on May 11, 2007 in favor of Banco Hipotecario S.A. at a nominal value of USD 1.2 million. On October 11, 2011, Banco Hipotecario released 50% of the Non-Convertible Notes pledged and the remaining 50% will be released once the two-year term as from the date of the closing memorandum has been fulfilled. (See Note 8.i)).

NOTE 11:	COMPLIANCE WITH CURRENT ENVIRONMENTAL REGULATIONS

One of the Company's ongoing objectives is the sustainable development of its business in compliance with current environmental regulations.

NOTE 12:	DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of the year (1)	Changes for the year	Balances at the end of the year
Cash and banks	(574)	612	38
Accounts receivable, net	3,082	1,220	4,302
Other receivables and prepaid expenses, net	(1,951)	(207)	(2,158)
Inventory	(8,555)	5,218	(3,337)
Fixed assets	(113,993)	7,597	(106,396)
Other investments, net	(51,240)	(1,863)	(53,103)
Short-term and long-term debt	(952)	169	(783)
Customer advances	39,004	13,326	52,330
Salaries and social security payable	836	(489)	347
Taxes payable	518	212	730
Other liabilities	(61)	1,863	1,802
Provisions	3,310	(130)	3,180
Tax loss carryforwards	14,831	(953)	13,878
Total net deferred tax liabilities	(115,745)	(2) 26,575	(89,170)

(1)	Balances as of the beginning of the fiscal year have been modified according to what is mentioned in Note 2.15.
(2)	Includes Ps. (37) of deferred tax assets arising from the acquisition of Soleil Factory, not affecting income.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 12:   (Continued)

The detail of income tax accumulated losses not expired that have not yet been used as of year - end  amount to Ps. 39,651 and may be compensated with future taxable income according to the following detail:

Fiscal year of origin	Amount	Prescription fiscal year
2011	39,651	2016
	39,651

Below is a reconciliation between income tax expense and the resulting from application of the current tax rate in effect to the net income before taxes:

Items	06.30.12	06.30.11
Net income for the year (before income tax)	461,032	363,374
Current income tax rate	35%	35%
Income for the year at the tax rate	161,361	127,181
Permanent differences at the tax rate:
- Donations	363	-
- Expired dividends	1,333	-
- Expired carryforwards	-	49
- Others	(39)	1,849
- Difference between tax return and provision	124	(2,917)
- Results on equity investees	(29,952)	(34,842)
Total income tax charged for the period	(1) 133,190	91,320

(1)	Includes Ps. (26,612) related to deferred tax and Ps. 159,802 related to current income tax.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 12:	(Continued)

Below is a reconciliation between income tax expense and the income tax for the year determined for fiscal purposes:

Items	06.30.12 Ps.	06.30.11 Ps.
Income tax charge in accounting records	133,190	91,320
-Temporary differences
- Increases
Other investments, net	(1,863)	(5,643)
Cash and banks	-	(515)
Accounts receivable, net	1,220	456
Other receivables and prepaid expenses, net	(207)	(139)
Inventory	-	(3,601)
Taxes payable	212	518
Other liabilities	-	(2,060)
Customer advances	13,326	8,408
Salaries and social security payable	-	114
Tax loss carryforwards	-	13,978
Provisions	-	724
- Reversions
Inventory	5,218	-
Cash and banks:	612	-
Provisions	(130)	-
Tax loss carryforwards	(953)	-
Salaries and social security payable	(489)	-
Undeveloped parcels of land	-	103
Fixed assets	7,597	13,418
Short-term and long-term debt	169	489
Other liabilities	1,863	-
Income tax for fiscal purposes	159,765	117,570

NOTE 13:   RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 14: COMPENSATION PLAN FOR EXECUTIVE MANAGEMENT AND LONG-TERM INCENTIVE PROGRAM

a.	Compensation plan for executive management

During the year ended June 30, 2007 the Company has developed the design of a capitalization program for the executive personnel by means of contributions that are made by employees and by the Company.

Such plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation with and contribution to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company's contribution will be 200% of monthly contributions and 300% of employees' extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to a financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•         regular retirement under applicable labor regulations
•         full or permanent disability or incapacity
•         demise

In the event of resignation or dismissal without cause, the participant will obtain the amount resulting from the Company’s contributions only if he has participated in the plan for a minimum five-year term subject to certain conditions.

As of June 30, 2012 and 2011, contributions paid by the Company amount to Ps. 823 and Ps. 1,301, respectively.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 14:	(Continued)

b.	Long-term incentive program

The Company has developed a long-term shared-based incentive and retaining plan for management and key personnel, by means of contributions that will be made by the mentioned employees together with the Company. The Company intends, at its sole decision, to repeat the plan for one or two more fiscal years with the same or different conditions, with the possibility of granting a share-based unrestricted extraordinary compensation to be paid uniquely in September 2014.

Participation in this plan comes from an invitation from the Board of Directors and it can be freely accepted by the invited Participants. Once an employee accepts their participation, they will be able to make a single annual contribution (based on their annual bonus). The suggested contribution is up to 7.5% of their bonus, being the Company’s contribution for the first year 10 times the employee’s contribution. Contributions and/or the Company’s shares purchased with these funds will be transferred to vehicles specially constituted with this purpose. The Company’s and employees’ contributions for the following fiscal years will be defined after the every fiscal year-end.

In the future, the participants or their successors will have access to 100% of the benefit (Company’s contributions made in their favor) under the following circumstances:
•	if the employee resigns or leaves the Company unexpectedly, he/she will be entitled to the benefit only if 5 years have passed since each contribution was made;
•	retirement;
•	total or permanent disability;
•	demise.

As of June 30, 2012 a reserve has been created in the Shareholders’ Equity to reflect this plan in the amount of Ps. 2,138.

NOTE 15: REIMBURSEMENT OF CURRENT AND EXPIRED CASH DIVIDENDS

On December 20, 2011, the Company received from Caja de Valores S.A. the amount of Ps. 5,839 for funds sent by the former to pay undistributed cash dividends, both for current and expired dividends, as per the following detail:

-	Ps. 2,711 to expired dividends;
-	Ps. 3,128 to current dividends.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 15: (Continued)

Additionally, on December 30, 2011, the Company received from Caja de Valores S.A. the amount of Ps. 1,098 corresponding to expired dividends.

The amounts corresponding to current dividends are disclosed under “Dividends payable”, while the amounts corresponding to expired dividends were booked against “Retained Earnings”.

NOTE 16: RECLASSIFICATION OF THE DEFERRED TAX LIABILITY DERIVED FROM THE ADJUSTMENT FOR INFLATION

In line with the guidelines established by Ruling 592 of the National Securities Commission, on September 10, 2012, the Board of Directors decided to propose to the shareholders a reclassification in the Statement of Changes in Shareholders’ Equity related to the deferred tax liability derived from the adjustment for inflation against retained earnings, as part of the implementation of the IFRS.

It will be a one-time proposal submitted to the next Shareholders’ Meeting that will consider the financial statements for the fiscal year ended June 30, 2012, pursuant to the provisions issued by the National Securities Commission.

In this respect, below we outline the items of the Statement of Shareholders Equity that would be affected by the activity in retained earnings as a result of the recognition of deferred tax liabilities (in the amount corresponding to prior fiscal years) and the reclassification of such amount to the account that will be proposed to the shareholders in order to show the effects of such reclassification after approval by the Shareholders´s Meeting.

	Accounts as of 06.30.12 resulting from the Statement of Changes in Shareholders’ Equity	Reclassification proposed pursuant to ruling 592 of the National Securities Commission	Accounts subject to reclassification to be approved by the Shareholders’ Meeting
Capital stock	125,989	-	125,989
Integral capital adjustment	84,621	(15,240)	69,381
Additional paid in capital	536,300	(92,090)	444,210
Subtotal Shareholders’ contributions	746,910	(107,330)	639,580
Long-term incentive program reserve	2,138	-	2,138
Appraisal revaluation	3,953	-	3,953
Legal reserve	39,074	-	39,074
Retained earnings	35,972	107,330	143,302
Balances at the end	828,047	-	828,047

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 17:     ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym), which adopt the IFRS, issued by the International Accounting Standards Board (“IASB”), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

Therefore, the Company is required to adopt IFRS as published by the IASB as from the fiscal year beginning July 1, 2012, being the financial statements as of September 30, 2012 and for the three-month periods ended September 30, 2012 and 2011, the first interim financial statements prepared under IFRS as published by the IASB.

As specified by Technical Resolution No. 26 (“RT 26”) the Company will prepare individual financial statements by applying the IFRS on an integral basis, with the exception established in that RT 26 as to long-term investments. Such exception provides that investments in controlled companies, joint ventures and associate (entities where there is material influence, but there neither control nor joint control) are to be accounted for under the equity method described by IAS 28 “Investments in Associates”. This criterion differs from the provisions of paragraph 38 of IAS 27 “Separate Financial Statements”, whereby such investments are to be stated at cost or fair value.

This difference with the IFRS is intended to have the same figures for shareholders equity and earnings resulting from a majority interest both in consolidated financial statements and the individual financial statements.

The items and amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the year ended June 30, 2013 are issued.

IFRS 1 allows entities adopting IFRS for the first time to consider certain one-time optional exemptions. These exemptions and exceptions have been foreseen by the IASB to simplify the first-time application of certain IFRS, relieving the obligation of retrospective application of the standards.

A summary of the exemptions and exceptions included in IFRS 1 applicable to the Company in the transition from Argentine GAAP to RT 26 is included in Notes 9.1 and 9.2 to the consolidated financial statements.

1. Reconciliations of Argentine GAAP to IFRS

In accordance with the requirements of Technical Resolution No. 26 (as subsequently amended by Technical Resolution No. 29), set out below are the reconciliations of shareholders’ equity at June 30, 2012 and July 1, 2011, and the reconciliations of net income, other comprehensive income and cash flows for the year ended June 30, 2012. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2013. The items and/or amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under RT 26 for the first time as of and for the year ended June 30, 2013 are issued.

The items and/or amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2013, applicable standards are different.

1.1.	Reconciliation of shareholders’ equity at July 1, 2011 and June 30, 2012

		07.01.11	06.30.12
Total shareholders’ equity under Argentine GAAP attributable to APSA.		788,274	828,047
Revenue recognition – “scheduled rent increases”	(a)	37,053	63,901
Trading properties	(b)	(25,694)	(16,033)
Pre-operating and organization expenses	(c)	-	(2,082)
Goodwill	(d)	27,685	25,651
Non-current investments – financial assets	(e)	12,255	6,090
Initial direct costs on operating leases	(f)	185	251
Tenant deposits	(g)	35	55
Investment in subsidiaries	(h)	(28,492)	(36,006)
Investments in associates	(i)	(6,454)	(11,342)
Investments in joint ventures	(j)	-	(373)
Acquisition of non-controlling interest	(k)	-	(16,020)
Deferred income tax	(l)	(8,929)	(18,263)
Total shareholders’ equity under RT 26		795,918	823,876

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 17:	(Continued)

      1.2. Reconciliation of net income for the year ended June 30, 2012

		06.30.12
Net income under Argentine GAAP attributable to APSA		327,842
Revenue recognition – “scheduled rent increases”	(a)	26,848
Trading properties	(b)	9,661
Pre-operating and organization expenses	(c)	(2,082)
Goodwill	(d)	(2,034)
Non-current investments – financial assets	(e)	(6,165)
Initial direct costs on operating leases	(f)	66
Tenant deposits	(g)	20
Investment in subsidiaries	(h)	(7,514)
Investments in associates	(i)	(4,888)
Investments in joint ventures	(j)	(373)
Deferred income tax	(l)	(9,334)
Total net income under RT 26		332,047

      1.3. Reconciliation of other comprehensive income for the year ended June 30, 2012

06.30.12
Other comprehensive income under Argentine GAAP attributable to APSA	-
Subtotal other comprehensive income under IFRS attributable to APSA	-
Non-controlling interest	-
Other comprehensive income under RT 26	-

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 17:	(Continued)

1.4.   Reconciliation of cash flows for the year ended June 30, 2012

Based on IAS 7 “Statement of Cash Flows” requirements, the Company has made the following reclassification between investing and financing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under RT 26 as further detailed below:

1.4.1. Operating activities

Cash generated from operating activities under Argentine GAAP	477,543
Cash generated from operating activities under RT 26 (1)	477,543

(1)  Includes the effect of variation in exchange rates on cash and cash equivalents

1.4.2. Investing activities

Cash used in investing activities under Argentine GAAP	(243,946)
Acquisition of non-controlling interest in subsidiaries	7,363
Cash used in investing activities under RT 26	(236,583)

1.4.3. Financing activities

Cash used in financing activities under Argentine GAAP	(344,586)
Acquisition of non-controlling interest in subsidiaries	(7,363)
Cash used in financing activities under RT 26	(351,949)

1.4.4. Net increase / (decrease) in cash and cash equivalents

Net (decrease) in cash and cash equivalents under Argentine GAAP	(110,989)
Net (decrease) in cash and cash equivalents under RT 26	(110,989)

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 17:	(Continued)

2.	Explanation of the transition to RT 26

(a)  Revenue recognition – “Scheduled rent increases”

This adjustment is consistent with the one described in Note 9.4 (a) to the consolidated financial statement. As a result, the Company recognized a receivable for rent averaging of Ps. 37,053 and Ps. 63,901 as at July 1, 2011 and as at June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 37,053 was recognized against retained earnings and an amount of Ps. 26,848 was recognized in the statement of income.

(b) Trading properties

This adjustment is consistent with the one described in Note 9.4 (c) to the consolidated financial statement. As a result, the Company eliminated the effect of inflation adjustment on trading properties and adjusted their value for an amount of Ps. 25,694 and Ps. 16,033 as of July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 25,694 was recognized against retained earnings and an amount of Ps. 9,661 was recognized in the statement of income.

(c) Pre-operating and organization expenses

This adjustment is consistent with the one described in Note 9.4 (d) to the consolidated financial statement. As a result, the balances of pre-operating, organization expenses and other start-up costs capitalized under Argentine GAAP were derecognized under Technical Resolution No 26 for an amount of Ps. 2,082 as at June 30, 2012. At July 1, 2011 the Company did not have pre-operating and organization expenses in their assets. For the year ended June 30, 2012, the Company recognized a loss for an amount of Ps. 2,082 in the statement of income.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 17:	(Continued)

(d) Goodwill

This adjustment is consistent with the one described in Note 9.4 (e) to the consolidated financial statement. As a result, the goodwill balances recognized in the financial statement under Argentine GAAPs were derecognized under Technical Resolution No. 26 for Ps. 27,685 and Ps. 25,651 as of July 1, 2011 and June 30, 2012, respectively.  At July 1, 2011 the adjustment was recognized against retained earnings. For the year ended on June 30, 2012, the Company recognized a loss of Ps. 2,034 in the statement of income and Ps. 27,685 against retained earnings.

(e) Long-term investments – financial assets

This adjustment is consistent with the one described in Note 9.4 (f) to the consolidated financial statement. As a result, the Company adjusted the value of these equity securities to fair value by Ps. 12,255 and Ps. 6,090 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 12,255 was recognized against retained earnings and an amount of Ps. 6,165 was recognized in the statement of income.

(f) Initial direct costs on operating leases

This adjustment is consistent with the one described in Note 9.4 (g) to the consolidated financial statement. As a result, Ps. 185 and Ps. 251, as at July 1, 2011 and June 30, 2012, respectively, were added to “Investment properties”. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 185 was recognized against retained earnings and Ps. 66 were recognized in the statement of income.

(g) Tenant deposits

This adjustment is consistent with the one described in Note 9.4 (h) to the consolidated financial statement. As a result, the Company adjusted the financial liability from tenant deposits for an amount of Ps. 35 and Ps. 55 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, the Company recognized a gain of Ps. 20 in the statement of income and the remaining amount of Ps. 35 against retained earnings.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 17:	(Continued)

(h) Impact of adjustments to RT 26 in investments in subsidiaries

Argentine GAAP - Investment in entities in which the Company exercises control, are accounted for under equity method. Under this method, the investment is recognized at its original cost and periodically increased (decreased) for the investor share in profits (loss) of the subsidiary, and decreased by dividends received from the subsidiary. The Company applies its share to the financial statements of its investments booked under the equity method, prepared in accordance with Argentine GAAP.

RT 26 –The Company has assessed all its interests in the mentioned companies in the previous paragraph and has determined that it exerts control over them. Consequently, under RT 26, the Company also accounts for the investment following the equity method. Nevertheless, the Company has assessed the effect of the RT 26 adjustments to those entities´ financial statements prepared under Argentine GAAP, before the application of the equity method.

As of July 1, 2011 and June 30, 2012, the subsidiaries of the Company are those detailed in Note 2 to the consolidated financial statements.

In Notes 9.4.(a), (b), (c), (d), (g), (h), (i), (j), and (n) to the consolidated financial statements, there is a description of the most significant adjustments to the shareholders equity and net income of subsidiaries, as per RT 26.

As a result, the shareholders equity of the subsidiaries was reduced by Ps. 28,492 and Ps. 36,006 as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For fiscal year ended June 30, 2012, Ps. 28,492 were recognized against retained earning, Ps. 7,514 were recognized in the income statement.

(i) Impact of adjustments to RT 26 in investments in associates

This adjustment is consistent with the one described in Note 9.4 (m) to the consolidated financial statement. As a result, the shareholders’ equity in associates was reduced by Ps. 6,454 and Ps. 11,342 as of July 1, 2011 and 30 June, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For fiscal year ended June 30, 2012, Ps. 6,454 were recognized against retained earnings and Ps. 4,888 were recognized against the income statement.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
NOTE 17:	(Continued)

(j) Impact of adjustments to RT 26 in investments in joint ventures

This adjustment is consistent with the one described in Note 9.4 (l) to the consolidated financial statement. As a result, the shareholders’ equity in joint ventures was reduced by Ps. 373 as of June 30, 2012. For fiscal year ended June 30, 2012, Ps. 373 were recognized against the income statement.

(k) Acquisition of non-controlling interests

This adjustment is consistent with the one described in Note 9.4 (m) to the consolidated financial statement. As a result, as at June 30, 2012, the Company recognized a debit of Ps. 16,020 in shareholders’ equity.

(l) Deferred income tax

This adjustment is consistent with the one described in Note 9.4 (n) to the consolidated financial statement. The Company has assessed the impact of all RT 26 adjustments on deferred income taxes. As a result, the Company recognized an adjustment to deferred income taxes of Ps. 8,929 and Ps. 18,263 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 8,929 was recognized against retained earnings and an amount of Ps. 9,334 was recognized in the statement of income.

  NOTE 18: SUBSEQUENT EVENTS

On July 25, 2012, the Company acquired Corporate Notes Class II (USD) issued by IRSA Inversiones y Representaciones Sociedad Anónima in an aggregate amount of USD 0.88 million, which accrue interest at a fixed rate of 11.5% per annum, and are payable semiannually on July 20 and January 20 each year. The principal will be fully canceled on July 20, 2020.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
Exhibit A

	Original Values					Depreciation						Net carrying value as of 06.30.12	Net carrying value as of 06.30.11
Items	Value as of beginning of year	Increases	Decreases	Transfers	Value as of end of the year	Accumulated as of beginning of year	Rate %	Decreases	For the year		Accumulated as of end of the year
									Transfers	Amount (1)
Shopping Centers:
- Abasto	258,738	151	(72)	278	259,095	106,472	(*)	(2)	-	8,078	114,548	144,547	152,266
- Alto Avellaneda	202,376	2,784	-	2,017	207,177	140,399	(*)	-	-	14,041	154,440	52,737	61,977
- Paseo Alcorta	132,714	96	-	592	133,402	67,517	(*)	-	-	5,062	72,579	60,823	65,197
- Patio Bullrich	171,722	723	-	3,286	175,731	89,020	(*)	-	715	8,049	97,784	77,947	82,702
- Alto NOA	46,500	231	-	151	46,882	26,150	(*)	-	-	2,427	28,577	18,305	20,350
- Alto Rosario	100,074	146	-	81	100,301	21,310	(*)	-	-	3,236	24,546	75,755	78,764
- Alto Palermo	432,325	350	-	228	432,903	317,651	(*)	-	-	21,415	339,066	93,837	114,674
- Mendoza Plaza	136,111	4,880	-	122	141,113	58,288	(*)	-	-	4,575	62,863	78,250	77,823
- Cordoba Shopping – Villa Cabrera	103,076	483	-	113	103,672	37,538	(*)	-	-	5,081	42,619	61,053	65,538
- Soleil Factory (Note 8.b))	70,047	1,835	-	493	72,375	3,781	(*)	-	-	4,047	7,828	64,547	66,266
Other properties	20,912	1,433	-	(2,166)	20,179	3,129	(*)	-	(715)	618	3,032	17,147	17,783
Leasehold improvements	8,029	93	-	6	8,128	7,794	(*)	-	-	227	8,021	107	235
Facilities	142	-	-	-	142	69	10	-	-	7	76	66	73
Furniture, fixture and equipment	29,139	1,239	(8)	531	30,901	18,543	10	-	-	3,003	21,546	9,355	10,596
Vehicles	291	-	-	-	291	279	33	-	-	6	285	6	12
Computer equipment	21,076	2,445	(78)	275	23,718	19,890	33	(6)	2	976	20,862	2,856	1,186
Software	9,931	935	(215)	(2)	10,649	8,761	20	-	(2)	788	9,547	1,102	1,170
Suppliers advances	6,011	10,661	-	(7,380)	9,292	-	-	-	-	-	-	9,292	6,011
Units to be received Beruti (Note 5)	9,264	-	-	-	9,264	-	-	-	-	-	-	9,264	9,264
Work in progress:
- Alto Rosario	354	68	(14)	(80)	328	-	-	-	-	-	-	328	354
- Patio Bullrich	394	765	(8)	43	1,194	-	-	-	-	-	-	1,194	394
- Paseo Alcorta	1,604	2,086	(30)	156	3,816	-	-	-	-	-	-	3,816	1,604
- Abasto	2,212	1,471	-	314	3,997	-	-	-	-	-	-	3,997	2,212
- Alto Avellaneda	2,288	770	(362)	(1,203)	1,493	-	-	-	-	-	-	1,493	2,288
- Alto NOA	52	-	-	(16)	36	-	-	-	-	-	-	36	52
- Office property	1,382	367	(33)	1,017	2,733	-	-	-	-	-	-	2,733	1,382
- Alto Palermo	671	804	(158)	(36)	1,281	-	-	-	-	-	-	1,281	671
- Mendoza Plaza	803	273	-	65	1,141	-	-	-	-	-	-	1,141	803
- Cordoba Shopping – Villa Cabrera	632	690	-	355	1,677	-	-	-	-	-	-	1,677	632
- Soleil Factory	2,448	6,718	-	760	9,926	-	-	-	-	-	-	9,926	2,448
Total as of 06.30.12	1,771,318	42,497	(978)	-	1,812,837	926,591	-	(8)	-	81,636	1,008,219	804,618	-
Total as of 06.30.11	1,693,378	69,338	(662)	9,264	1,771,318	843,345	-	(48)	-	83,294	926,591	-	844,727
(*)	Depreciation expense is determined using straight-line method over the estimated useful life of each property.
(1)	The accounting destination of the depreciation is disclosed in Exhibit H, except for Ps.136 and Ps. 427 as of June 30, 2012 and 2011, respectively that are recovered from tenants.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
Exhibit B
	Original Values				Amortizations
	Value as of beginning of year		Decreases	Value as of end of the year	Accumulated as of beginning of year	Decreases	Rate %	For the year (1)	Accumulated as of end of the year	Net as of 06.30.12	Net as of 06.30.11
		Increases						Amount
Trademarks	907	-	-	907	610	-	10	82	692	215	297
Pre-operating expenses	-	2,082	-	2,082	-	-	33	-	-	2,082	-
Total as of 06.30.12	907	2,082	-	2,989	610	-	-	82	692	2,297	-
Total as of 06.30.11	13,081	-	(2) (12,174)	907	4,282	(4,627)	-	955	610	-	297

(1)	The amortization charge is disclosed in Exhibit H.
(2)	See Note 8 i).

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
 Exhibit C
Issuer and type of securities	F.V.	Shares owned	Value recorded as of 06.30.12	Value recorded as of 06.30.11	Issuer’s information
					Last financial statement issued						Interest in common stock
					Main Activity	Legal Address	Date	Common Stock	Income (loss) for the year	Shareholders´ equity
Tarshop S.A. – Equity value (2)	1	26,759,288	48,209	54,088	Credit card	Suipacha 664 – 7º Floor – C.A.B.A.	06.30.12	133,796	47,463	25,088	20%
Emprendimiento Recoleta S.A. – Equity value	1	13,449,990	26,685	22,932	Building, maintenance, operation and exploitation under a regime of use of assets of a section of Recoleta Cultural Center	Moreno 877 – 21° Floor – C.A.B.A.	06.30.12	25,054	11,538	52,561	53.684%
Emprendimiento Recoleta S.A. – Goodwill			(112)	(186)
Shopping Neuquén S.A. - Equity value	1	6,256,308	5,830	5,960	Development of Undertakings	Rivadavia 386 3° Floor Of.9 – Neuquén	06.30.12	6,375	(131)	13,036	98.144%
Shopping Neuquén S.A. - Higher investment value (8)			5,547	4,730
Shopping Neuquén S.A. - Irrevocable contributions			6,315	6,315
Fibesa S.A. - Equity Value	1	2,323,125	25,232	17,656	Agent	Moreno 877 - 23º Floor - C.A.B.A.	06.30.12	2,323	18,652	25,240	99.99996%

Panamerican Mall S.A. - Equity Value	1	397,661,435	484,728	458,554	Real estate Investments and Developments	Moreno 877 – 21° Floor – C.A.B.A.	06.30.12	497,077	42,718	605,910	80%
Panamerican Mall S.A. - Higher investmentvalue (1)			105,029	108,639

Conil S.A. – Equity Value	1	1,990,829	1,371	1,302	Real estate investments	Moreno 877 – 21° Floor – C.A.B.A.	06.30.12	2,043	(114)	1,722	97.46%
Conil S.A. – Goodwill			472	472
Arcos del Gourmet S.A. – Equity value	1	15,566,206	17,703	8,920	Building, real state and commercial	San Martin 140 – 20° Floor – C.A.B.A.	06.30.12	17,652	(2,193)	38,477	88.185%
Arcos del Gourmet S.A. – Irrevocable contributions			16,667	3,028
Arcos del Gourmet S.A. – Higher Investment value (9)			30,614	20,873
Arcos del Gourmet S.A. – Goodwill			5,730	-
Apsamedia S.A. – Equity value (3)	1	64,679,311	56,487	18,786	Consumer finance and credit card, management of administrative, advertising and commercial activities.	Moreno 877 – 21° Floor – C.A.B.A.	06.30.12	66,519	8,600	58,094	97.23%

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
Exhibit C (Continued)

Issuer and type of securities	F.V.	Shares owned	Value recorded as of 06.30.12	Value recorded as of 06.30.11	Issuer’s information
					Last financial statement issued						Interest in common stock
					Main Activity	Legal Address	Date	Common Stock	Income (loss) for the year	Shareholders´ equity
TGLT S.A. (4)	1	6,494,873	58,945	56,295	Real estate projects management	Av. Scalabrini Ortiz 3333 – 1° Floor – C.A.B.A.	-	-	-	-	9.23%
Torodur S.A. – Equity value (6)	1	23,176,978	3,735	199	Investments	Colonia 810 – Of 403 Montevideo - Uruguay	06.30.12	4,935	(917)	3,735	100%
Torodur S.A. – Irrevocable contributions			-	356
Nuevo Puerto Santa Fe S.A. – Equity value	1	92,500	9,930	-	Commercial real estate	Ituizaingo 1357 – Santa Fe City – Santa Fe Province	06.30.12	27,750	517	29,793	33.33%
Nuevo Puerto Santa Fe S.A. – Higher Investment value			2,887	-
Nuevo Puerto Santa Fe S.A. – Goodwill			806	-
Quality Invest S.A. – Equity value (7)	1	22,059,679	18,927	-	Real estate investments	Bolívar 108 – 1° Floor - C.A.B.A.	06.30.12	44,119	(5,692)	68,125	50%
Quality Invest S.A. – Irrevocable contributions			15,135	-
Quality Invest S.A. – Goodwill			3,958	-
Quality Invest S.A. – Higher Investment value			19,704	-
Don Mario S.G.R. (10)	1	5	-	-	Granting of guarantees to participating partners by holding reciprocal guarantee contracts	Lavalle 1.527 – 11° Floor Of. 44 – C.A.B.A.	06.30.12	322	927	91,081	0.0016%
Advance for purchase of shares (5)			-	1,022
Total			970,534	789,941

(1)	As of June 30, 2012 and 2011 includes Ps. 94,547 and Ps. 96,474 corresponding to financial costs, respectively.
(2)	See Note 8.i).
(3)	See Note 8.k).
(4)	Valued at acquisition cost. See Note 8.h).
(5)	Customer advances for purchase of Nuevo Puerto Santa Fe´s shares. See Note 8.p) and Exhibit G.
(6)	See Note 8.o).
(7)	See Note 8.t).
(8)	As of June 30, 2012 includes Ps. 817 corresponding to financial costs capitalized.
(9)	As of June 30, 2012 includes Ps. 697 corresponding to financial costs capitalized.
(10)	See Note 8 r).

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
Exhibit D

Items	Value as of 06.30.12	Value as of 06.30.11
Current
Mutual funds in foreign currency (1) (Exhibit G)	589	120,590
Mutual funds in local currency (1)	848	528
Mortgage bonds issued by Banco Hipotecario (Note 5)	1	1
Total current	1,438	121,119

Non-current
Undeveloped parcels of land:
- Caballito plot of land (Note 10.a))	36,889	36,889
- Patio Olmos (Note 8.c))	32,949	32,949
- Air Space Coto	13,188	13,188
- Luján plot of land (Note 8.s))	40,102	-
- Air Space Soleil Factory (Note 8.b))	6,676	6,676
Risk fund in a reciprocal guarantee company (Note 8.r))	10,000	-
Other real estate	1,443	1,443
Other investments	56	56
Total non-current	141,303	91,201
Total	142,741	212,320
(1)	Includes Ps. 1,090 and Ps. 120,590 as of June 30, 2012 and 2011, respectively, considered cash equivalents in the Statement of Cash Flows.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
Exhibit E

Items	Balances as of beginning of year	Increases	Decreases	Carrying value as of 06.30.12	Carrying value as of 06.30.11
Deducted from assets:
Allowance for doubtful accounts	38,390	(1) 7,913	(2) (6,751)	39,552	38,390
Allowance for mortgage receivables	2,208	-	-	2,208	2,208
Total as of 06.30.12	40,598	7,913	(6,751)	41,760	-
Total as of 06.30.11	37,143	7,918	(4,463)	-	40,598
Included in liabilities:
Provision for contingencies	9,459	(1) 4,438	(3) (4,812)	9,085	9,459
Total as of 06.30.12	9,459	4,438	(4,812)	9,085	-
Total as of 06.30.11	7,388	4,631	(2,560)	-	9,459

(1)	Corresponds to charges of the year disclosed in Exhibit H.
(2)	Includes Ps. 3,747 correspond to uses and Ps. 3,004 correspond to recoveries. Increases and recoveries are disclosed together with Ps. 347 of debt relief in Exhibit H.
(3)	Ps. 388 correspond to uses and Ps. 4,424 correspond to recovery of provisions, which are disclosed net, in Exhibit H.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
 Exhibit F

	06.30.12	06.30.11
Cost of leases and services
Expenses (Exhibit H)	108,180	115,574
Cost of leases and services	108,180	115,574
Cost of others
Inventory as of the beginning of the year (Note 3.d))	62,128	21,915
Purchases of the year	1,187	27,007
Transfers	-	64,150
Decrease	-	(1,189)
Expenses (Exhibit H)	57	10
Gain from recognition of inventories at net realizable value	8,870	14,964
Inventory as of the end of the year (Note 3.d))	(40,497)	(62,128)
Cost of others	31,745	64,729

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
Exhibit G

Items	Class	Amount of foreign currency (in thousands)	Prevailing exchange rate (1)	06.30.12	06.30.11
Assets Current Assets
Cash and banks	USD	2,757	4.487	12,369	5,701
Cash and banks	Euros	13	5.674	75	87
Cash and banks	Pounds	2	7.037	11	10
Other investments, net	USD	131	4.487	589	120,590
Accounts receivable, net	USD	2,074	4.487	9,305	46,596
Accounts receivable, net	Uruguayan Pesos	347	0.207	72	77
Accounts receivable, net – Related parties	USD	95	(2) 4.527	428	151
Other receivables and prepaid expenses, net	USD	86	4.487	386	1,150
Other receivables and prepaid expenses, net	Euros	1	5.674	3	17
Other receivables and prepaid expenses net Related parties	USD	12	(2) 4.527	56	51
Total Current Assets				23,294	174,430
Non-Current Assets
Equity Investments	USD	-	4.487	-	1,022
Accounts receivable, net	USD	339	4.487	1,522	371
Other receivables and prepaid expenses net Related parties	USD	6,752	(2) 4.527	30,568	-
Total Non-Current Assets				32,090	1,393
Total Assets as of 06.30.12				55,384	-
Total Assets as of 06.30.11				-	175,823

Liabilities Current Liabilities
Trade accounts payable	USD	1,028	4.527	4,652	7,618
Trade accounts payable – Related parties	USD	305	4.527	1,382	963
Short-term debt	USD	5,095	4.527	23,065	13,614
Short-term debt – Related parties	USD	1,444	4.527	6,535	8,464
Customer advances	USD	1,174	4.527	5,314	21,009
Total Current Liabilities				40,948	51,668
Non-Current Liabilities
Long-term debt	USD	118,892	4.527	538,222	487,225
Long-term debt – Related parties	USD	31,739	4.527	143,684	130,515
Customer advances	USD	121	4.527	548	-
Total Non-Current Liabilities				682,454	617,740
Total Liabilities as of 06.30.12				723,402	-
Total Liabilities as of 06.30.11				-	669,408
(1)	Exchange rates as of June 30, 2012 according to Banco Nación Argentina records.
(2)	Seliing exchange rates as of June 30, 2012 according to Banco Nación Argentina records, for consolidation purposes.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
Exhibit H

Items	Total as of 06.30.12	Costs						Expenses		Total as of 06.30.11
		Other	Cost of leases and services	Expenses	Collective promotion fund	Expenses recovery	Subtotal	Selling	Administrative
Depreciation and amortization	81,582	-	81,582	-	-	-	81,582	-	-	83,822
Taxes, rates, contributions and services	36,757	52	270	40,825	4,359	(45,184)	322	23,809	12,626	28,814
Fees for Directors	35,628	-	-	-	-	-	-	-	35,628	29,419
Salaries, bonuses and social security contributions	14,062	-	-	108,605	13,170	(121,775)	-	543	13,519	10,307
Parking	14,800	-	14,800	-	-	-	14,800	-	-	11,996
Fees and payments for services	9,526	-	-	11,996	-	(11,996)	-	-	9,526	9,117
Expenses and common area maintenance expenses and collective promotion fund	7,218	-	7,218	493	1,273	(1,766)	7,218	-	-	14,410
Allowance for doubtful accounts	5,256	-	-	-	-	-	-	5,256	-	4,647
Maintenance, repairs, cleaning and securit	4,590	5	3,927	83,398	598	(83,996)	3,932	-	658	2,371
Advertising	3,136	-	-	90	91,565	(91,655)	-	3,136	-	1,261
Commissions	1,820	-	-	-	-	-	-	1,820	-	1,623
Rental	1,210	-	-	3,345	177	(3,522)	-	-	1,210	976
Bank charges	859	-	-	-	-	-	-	-	859	735
Personnel expenses	843	-	-	4,956	235	(5,191)	-	-	843	695
Regulatory authority expenses	560	-	-	-	-	-	-	-	560	385
Damage, costs and expenses	369	-	369	-	-	-	369	-	-	1,350
Insurance	354	-	-	1,294	46	(1,340)	-	-	354	299
Freight and transportation	156	-	-	1,194	324	(1,518)	-	-	156	54
Stationery	77	-	-	2,618	115	(2,733)	-	-	77	158
Charge for contingencies	14	-	14	-	-	-	14	-	-	2,393
Others	3,195	-	-	997	9	(1,006)	-	88	3,107	590
Other services	-	-	-	1,153	-	(1,153)	-	-	-	-
Expenses recovery	-	-	-	(260,964)	(111,871)	372,835	-	-	-	-
Total as of 06.30.12	222,012	57	108,180	-	-	-	108,237	34,652	79,123	-
Total as of 06.30.11		10	115,574	-	-	-	115,584	27,828	62,010	205,422

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
Exhibit I

	06.30.12							06.30.11
	Other investments, net (6)	Accounts receivable, net (1)	Other receivables and prepaid expenses, net (3)	Trade accounts payable (5)	Customer advances (5)	Short-term and long-term debt (2)	Other liabilities (4) (7)	Other investments, net	Accounts receivable, net	Other receivables and prepaid expenses, net	Trade accounts payable	Customer advances	Short-term and long-term debt	Other liabilities (4)
No fixed term	-	799	443	-	-	-	104,359	-	597	4,126	-	1,242	-	125,293

With term
Past due	-	113,683	-	11,407	213	-	-	-	20,583	-	-	-	-	-
To mature
In three months	1,438	43,076	33,175	62,612	60,500	41,828	71,054	121,119	99,854	43,611	40,637	60,353	62,725	74,904
Between three and six months	-	39,883	10,073	1,645	29,018	8,455	13,208	-	22,401	7,711	12,444	21,190	36,181	71,127
Between six and nine months	-	16,554	6,769	1,115	24,226	1,307	105,475	-	11,947	4,572	4,480	18,368	-	3,118
Between nine and twelve months	-	6,879	5,761	120	17,819	10,318	3,813	-	3,545	4,550	6,001	12,984	19,649	1,159
Between one and two years	-	1,152	31,602	4	50,229	1,181	21,540	-	145	738	47	12,381	-	3,494
Between two and three years	-	234	2,411	-	22,124	143,020	2,540	-	112	695	-	10,835	129,605	35,874
Between three and four years	-	231	333	-	22,005	-	4,397	-	76	670	-	26,125	-	3,554
In greater than four years	-	279	70	-	4,510	536,349	61,502	-	220	715	-	31,558	485,898	18,124
Total to mature	1,438	108,288	90,194	65,496	230,431	742,458	283,529	121,119	138,300	63,262	63,609	193,794	734,058	211,354
Total with fixed term	1,438	221,971	90,194	76,903	230,644	742,458	283,529	121,119	158,883	63,262	63,609	193,794	734,058	211,354
Total	1,438	222,770	90,637	76,903	230,644	742,458	387,888	121,119	159,480	67,388	63,609	195,036	734,058	336,647

(1)	Does not accrue interest, except for Ps. 100 that accrue interest at a variable market rate.
(2)	Includes Ps. 31,974 that accrue interest at a variable rate and Ps. 710,484 that accrue interest at a fixed market rate.
(3)	Includes Ps. 12,641 that accrue interest at a variable rate and Ps. 2,709 that accrue interest at a fixed rate.
(4)	Corresponds to salaries and social security payable, taxes payable, other liabilities, provisions and dividends payable.
(5)	Does not accrue interest.
(6)	Includes Ps. 1,437 that accrue interest at a variable market rate.
(7)	Includes Ps. 64,146 that accrue interest at a variable rate and Ps. 19,474 that accrue interest at a fixed market rate.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

Business Highlights as of June 30, 2012 (In thousands of Argentine Pesos)

1.	Brief comments on the Company’s activities during the fiscal year, including references to significant situations occurred after the end of the year.

(See attached file).

2.	Consolidated Shareholders’ equity structure as compared with the four previous years.

	06.30.12	06.30.11	06.30.10	(1)	06.30.09	(1)	06.30.08	(1)
Current assets	502,310	507,229	596,862		514,356		591,234
Non-current assets	1,986,064	1,814,706	1,887,688		1,937,159		1,640,860
Total	2,488,374	2,321,935	2,484,550		2,451,515		2,232,094

Current liabilities	551,465	519,054	660,739		680,385		507,829
Non-current liabilities	960,436	877,080	862,508		882,713		798,109
Subtotal	1,511,901	1,396,134	1,523,247		1,563,098		1,305,938
Minority interest	148,426	137,527	132,343		122,559		78,000
Shareholders´ Equity	828,047	788,274	828,960		765,858		848,156
Total	2,488,374	2,321,935	2,484,550		2,451,515		2,232,094

(1)
They have not been revised to account for the adjustments of income from prior fiscal years following the recognition of liability for deferred income taxes, as indicated in Note 2.15 to the basic financial statements.

3.	Consolidated income structure as compared with the four previous years.

	06.30.12	06.30.11	06.30.10 (1)	06.30.09 (1)	06.30.08 (1)
Operating income	597,003	473,631	320,500	90,227	162,208
Net income on Equity investees	10,125	9,117	-	-	(14)
Amortization of goodwill, net	2,105	1,883	(1,645)	(1,531)	(2,202)
Financial results, net	(79,551)	(107,144)	(112,348)	(108,879)	(13,388)
Other income (expenses), net	(16,182)	8,347	(3,304)	3,275	8,775
Income (loss) before taxes and minority interest	513,500	385,834	203,203	(16,908)	155,379
Income tax	(171,725)	(106,581)	(79,225)	(16,782)	(76,514)
Minority interest	(13,933)	(7,199)	(4,876)	11,630	1,105
Net income (loss) for the year	327,842	272,054	119,102	(22,060)	79,970

(1)
They have not been revised to account for the adjustments of income from prior fiscal years following the recognition of liability for deferred income taxes, as indicated in Note 2.15 to the basic financial statements.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

4.	Statistical data as compared with the four previous years.

Not applicable.

5.	Key ratios as compared with the four previous years.

	06.30.12	06.30.11	06.30.10	(1)	06.30.09 (1)	06.30.08	(1)
Liquidity

Current assets	502,310	507,229	596,862		514,356	591,234
Current liabilities	551,465	519,054	660,739		680,385	507,829

Ratio	0.91	0.98	0.90		0.76	1.16

Debt

Total liabilities	1,511,901	1,396,134	1,523,247		1,563,098	1,305,938
Shareholders´ Equity	828,047	788,274	828,960		765,858	848,156

Ratio	1.83	1.77	1.84		2.04	1.54

Solvency

Shareholders´ Equity	828,047	788,274	828,960		765,858	848,156
Total liabilities	1,511,901	1,396,134	1,523,247		1,563,098	1,305,938

Ratio	0.55	0.57	0.54		0.49	0.65

Non-Current Assets to total Assets

Non-Current Assets	1,986,064	1,814,706	1,887,688		1,937,159	1,640,860
Total Assets	2,488,374	2,321,935	2,484,550		2,451,515	2,232,094

Ratio	0.80	0.78	0.76		0.79	0.74

Profitability

Net income (loss) for the year	327,842	272,054	119,102		(22,060)	79,970
Average shareholders’ equity	808,160	808,617	797,409		807,007	836,032

Ratio	0.41	0.34	0.15		(0.03)	0.10

(1)
They have not been revised to account for the adjustments of income from prior fiscal years following the recognition of liability deferred income taxes, as indicated in Note 2.15 to the basic financial statements.

6.	Brief comment on the future perspectives for the upcoming fiscal year.

See item 1.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

7.	Progress in complying with the IFRS implementation plan

The Company will fully adopt the IFRSs as from the fiscal year beginning on July 1, 2012. The adoption of these standards has led to changes in the Company’s accounting policies, which shall be recognized in the financial statements as of June 30, 2013. This change in accounting policies is disclosed in Note 9 to the consolidated financial statements.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

1.  Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.  Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

On December 22, 2009, the Company’s Board of Directors approved the sale, assignment and transfer of 80% of Tarshop S.A.’s capital stock. (See Note 1 to the Consolidated Financial
Statements and Note 8.i) to the Basic Financial Statements).

3.  Classification of receivables and liabilities.

a)  Past due receivables:

	06.30.12	03.31.12	12.31.11	09.30.11	Total
Accounts receivable, net	89,515	24,012	87	69	113,683

b)  Past due payable:

	06.30.12	03.31.12	12.31.11	09.30.11	Total
Trade accounts payable	11,376	30	1	-	11,407
Customer advances	177	-	-	36	213

c) Receivables and liabilities with no fixed term:

06.30.12
Accounts receivable, net	799
Other receivables and prepaid expenses, net	443
Taxes payable	89,170
Provisions	9,085
Other liabilities	12
Dividends payable	6,092

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

3. (Continued)

d) Current receivables to mature:

	09.30.12	12.31.12	03.31.13	06.30.13	Total
Accounts receivable, net	43,076	39,883	16,554	6,879	106,392
Other receivables and prepaid expenses, net	33,175	10,073	6,769	5,761	55,778

e) Non-current receivables to mature:

	06.30.14	06.30.15	06.30.16	06.30.17	Total
Accounts receivable, net	1,152	234	231	279	1,896
Other receivables and prepaid expenses, net	31,602	2,411	333	70	34,416

f)  Current liabilities to mature:

	09.30.12	12.31.12	03.31.13	06.30.13	Total
Trade accounts payable	62,612	1,645	1,115	120	65,492
Customer advances	60,500	29,018	24,226	17,819	131,563
Short-term debt	41,828	8,455	1,307	10,318	61,908
Salaries and social security payable	3,400	12,112	-	2,779	18,291
Taxes payable	26,725	739	90,507	676	118,647
Other liabilities	40,929	357	14,968	358	56,612

g)  Non-current liabilities to mature:

	06.30.14	06.30.15	06.30.16	06.30.17	Total
Trade accounts payable	4	-	-	-	4
Customer advances	50,229	22,124	22,005	4,510	98,868
Long-term debt	1,181	143,020	-	536,349	680,550
Taxes payable	2,367	2,274	4,131	8,040	16,812
Other liabilities	19,173	266	266	53,462	73,167

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

4. Classification of receivables and liabilities.

a)  Accounts receivable, net:

		Ps.
Current
Local currency	(1)	211,069
Foreign currency	(1)	9,805

Non-current
Local currency	(1)	374
Foreign currency	(1)	1,522

(1)  Does not accrue interest, except for Ps. 100 that accrue interest at a variable market rate.

b)  Other receivables and prepaid expenses, net:

Current
Local currency	(1)	55,776
Foreign currency	(1)	445

Non-current
Local currency	(1)	3,848
Foreign currency	(1)	30,568

(1)  Includes Ps. 2,709 that accrue interest at a fixed rate and Ps. 12,641 that accrue interest at a variable market rate.

c)  Trade accounts payable:

Current
Local currency	(1)	70,865
Foreign currency	(1)	6,034

Non-current
Local currency	(1)	4

(1)  Does not accrue interest.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

4. (Continued)

d)  Customer advances:

		Ps.
Current
Local currency	(1)	126,462
Foreign currency	(1)	5,314

Non-current
Local currency	(1)	98,320
Foreign currency	(1)	548

(1) Does not accrue interest.

e)  Short-term and long-term debt:

Current
Local currency	(1)	32,308
Foreign currency	(1)	29,600

Non-current
Foreign currency	(1)	681,906
Local currency	(1)	(1,356)

(1) Includes Ps. 31,974 that accrue interest at a variable rate and Ps. 710,484 that accrue interest at a fixed market rate.

f)  Salaries and social security payable:

Current
Local currency	(1)	18,291

(1)  Does not accrue interest.

g)  Taxes payable:

Current
Local currency	(1)	118,647

Non-current
Local currency	(1)	105,982

(1)   Does not accrue interest, except for Ps. 19,474 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

4.	(Continued)

h)  Other liabilities:

		Ps.
Current
Local currency	(1)	56,612

Non-current
Local currency	(1)	73,179

(1) Does not accrue interest, except for Ps. 64,146 that accrue interest at a variable rate.

i)  Provisions:

Non-current
Local currency	(1)	9,085

(1)      Does not accrue interest.

j)  Dividends payable:

Current
Local currency	(1)	6,092

(1)      Does not accrue interest.

5.  Related parties.

See Note 5 and Exhibit C to the Basic Financial Statements.

6.  Loans to directors.

See Note 5.

7.  Physical inventories of stock.

See Note 2.3 to the Basic Financial Statements.

8.  Current values.

See Notes 2.2 and 2.3 to the Basic Financial Statements.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

9.  Appraisal revaluation of assets.

  See Note 2.4 to the Basic Financial Statements.

10.  Obsolete unused fixed assets.

  None.

11.  Equity interests in other companies in excess of that permitted by Section 31 of Law No. 19.550.

None.

12.  Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.  Insured assets.

Insured assets	Insured amounts	Accounting Value	Risk covered
Abasto	128,911	144,547	Fire, full risk and dismissed profit
Alto Palermo	126,223	93,837	Fire, full risk and dismissed profit
Mendoza Plaza	42,915	78,250	Fire, full risk and dismissed profit
Paseo Alcorta	53,088	60,823	Fire, full risk and dismissed profit
Alto Avellaneda	90,976	52,737	Fire, full risk and dismissed profit
Alto Rosario	50,860	75,755	Full risk, construction and assembly
Patio Bullrich	46,115	77,947	Fire, full risk and dismissed profit
Córdoba Shopping – Villa Cabrera	22,432	61,053	Fire, full risk and dismissed profit
Alto Noa	23,209	18,305	Fire, full risk and dismissed profit
Soleil Factory	16,586	64,547	Fire, full risk and dismissed profit
Patio Olmos	181	32,949	Fire, full risk and dismissed profit
Unique policy	15,000	-	Civil responsibility
    The insurance amounts not include the land value and correspond to the reconstruction value of the building.
    In our opinion, the above-described policies adequately cover current risks.

ALTO PALERMO S.A. (APSA)
Notes to the Financial Statements (continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

14.  Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders’ equity.

  See Exhibit E.

15.  Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

  None.

16.  Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

  Not applicable.

17.  Unpaid cumulated dividends on preferred shares.

  Not applicable.

18.  Restrictions on distribution of profits.

See Note 13 to Basic Financial Statements.

Autonomous City of Buenos Aires, September 10, 2012.

Saúl Zang Vice-President I acting as President

Free translation from the original prepared in Spanish for publication in Argentina
Report of Independent Auditors

To the Shareholders, President and Board of Directors of
Alto Palermo S.A. (APSA)
C.U.I.T.: 30-52767733-1
Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.
We have audited the accompanying balance sheets of Alto Palermo S.A. (APSA) at June 30, 2012, and the related statements of income, of changes in shareholders’ equity and of cash flows for the year then ended and the complementary notes 1 to 18 and exhibits A to I. Furthermore, we have audited the consolidated financial statements of Alto Palermo S.A. (APSA) and its subsidiaries for the year ended on June 30, 2012, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.
We conducted our audit in accordance with auditing standards in force in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We consider that our audits provide a reasonable basis for our opinion.

3.
As mentioned in notes 9 to the consolidated financial statement and 17 to the basic financial statements attached, the items and figures reconciled in those notes are subject to changes and may only be considered final upon preparation of the annual financial standards for the year on which the International Financial Reporting Standards are applied for the first time.

4.	In our opinion:

a)
the financial statements of Alto Palermo S.A. (APSA) set out in point 1. present fairly, in all material respects, its financial position at June 30, 2012 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

b)
the consolidated financial statements of Alto Palermo S.A. (APSA) and its subsidiaries set out in point 1. present fairly, in all material respects, their consolidated financial position at June 30, 2012 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

Report of Independent Auditors
(Cont.)

5.
On September 8, 2011 we issued our unqualified report on the balances at June 30, 2011, which are presented for comparative purposes. The figures corresponding to such fiscal year have been adjusted taking into account the criterion adopted in this fiscal year leading to the effects described in Note 2.15 to the basic financial statements attached. We share that criterion since it matches the professional accounting standards in force in the Autonomous City of Buenos Aires.

6.	In accordance with current regulations we report that:

a)
the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)
the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)
we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make; except for the information as of June 30, 2010, 2009 and 2008 of the business highlights, which is not in accordance with the adjustments of income from prior fiscal years arising from the deferred tax registration as indicated in Note 2.15 to the basic financial statements attached.

d)
at June 30, 2012, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records and to the calculations performed by the Company amounted to Ps. 2,430,877, which was not claimable at that date.

e)
we have applied money laundering abatement and anti-terrorist financing procedures foreseen in the professional standards issued by the Professional Council in Economic Sciences of the City of Buenos Aires.

Autonomous City of Buenos Aires, September 10, 2012.

PRICE WATERHOUSE & Co. S.R.L. (Partner)	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179	C.P.C.E.C.A.B.A. Tº 1 Fº 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 Fº 191

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: October 12, 2012